Limbach Holdings, Inc., (NASDAQ: LMB), with revenue of $496.8 million in 2022, is a building systems solutions firm with expertise in the design, prefabrication, installation, management and maintenance of heating, ventilation, air-conditioning ("HVAC"), mechanical, electrical, plumbing and controls systems. With over 1,500 team members and 17 offices located throughout the United States, we partner with institutions with mission-critical infrastructures, such as data centers and healthcare, industrial & light manufacturing, cultural & entertainment, higher education and life science facilities. With Limbach's full life-cycle capabilities, from concept design and engineering through system commissioning and recurring 24/7 service and maintenance, Limbach is positioned as a value-added and indispensable partner for building owners, construction managers, general contractors and energy service companies. Financial Highlights GCR Gross Margin ($ in millions) Revenue ($ in millions) ODR vs. GCR - Revenue Segment Mix ($ in millions) ODR Gross Margin ($ in millions) 2022

Dear Fellow Stockholders, We look back on 2022 with pride and satisfaction in what we accomplished, while also looking forward with considerable excitement about the meaningful opportunities that lie ahead. Several years ago, we embarked on a significant shift in our business as we focused on accelerated growth in the higher margin Owner-Direct Relationship (“ODR”) segment, and the provision of a suite of value-added services to those building owner customers. As I assume the role of CEO, we continue to focus on refining our strategy and cementing Limbach’s position as an indispensable partner to owners of mission-critical building infrastructure. The foundation of Limbach’s business model is a system of core values, including a philosophy of caring, both for our customers and colleagues. We believe this environment supports the delivery of a high-touch customer relationship management model synonymous with being an indispensable partner. Our continued emphasis on ODR helped drive another year of improvement in gross profit, EBITDA and cash flow. Importantly, this success in generating cash has allowed us to rapidly reduce our debt leverage, leading to a $0 net debt position at year-end. The strength of the balance sheet provides significant strategic flexibility to invest organically in our business while preserving capital for potential acquisitions and/or returning capital to stockholders, as evidenced by our recently-completed $2.0 million share repurchase program. Additional operating highlights for the year included: ● The ODR segment contributed 43.6% of consolidated revenue, compared with 28.6% in 2021, and constituted 58.8% of consolidated gross profit. ● Consolidated gross margin of 18.9% increased 140 basis points from 17.5% during 2021. ● Net income for the year was $6.8 million as compared to $6.7 million in 2021. ● Adjusted EBITDA for the year of $31.8 million exceeded guidance, and compared favorably with $23.3 million during the prior year. ● Net cash from operating activities of $35.4 million, compared with a usage of cash in 2021. A year ago, we discussed the impact of supply chain issues on our business, and I’m pleased to report that we believe we have been able to positively and constructively manage this challenge. During 2022, we worked closely with our building owner customers to educate them on the impact of supply chain issues on their capital equipment planning and, in particular, the service and maintenance needs of ‘in place equipment’. We believe, persistent supply chain issues are forcing building owners to spend more money keeping existing, aging equipment operational. With our emphasis on positioning Limbach as a trusted partner for owners of mission-critical building assets, we believe we are ideally suited to perform the service and maintenance work required for these enterprises to maintain their operations. Looking forward, continued deferral of investment in new capital equipment also represents potential pent-up customer demand for Limbach services. As new equipment becomes available, we expect to be charged with installing that equipment for our customers. Most importantly, as a trusted, indispensable partner, we are positioning Limbach to provide true end-to-end facility solutions for our customers. Our in-house engineering and design capabilities allow us to work with our customers to optimize their building assets, which can add value for them in the form of both efficiency and costs. From the design stage, we progress to construction and installation, followed by ongoing service and maintenance. This vertically integrated platform allows our customers to focus on their businesses while knowing that a trusted partner is focused on their best interests. Our focus for 2023 is to continue expanding our ODR business while also maximizing the margin opportunities available in our General Contractor Relationship (“GCR”) business. In each of our business units, our local management teams are focused on bottom line profitability and return on capital. Keys to this approach are a sharp understanding of customer needs and an appreciation for the value we provide. Understanding that value translates into pricing our services at a level we believe will result in an upward bias to our margins. We’re also working hard to add inorganic growth through acquisition. The addition of Jake Marshall in late 2021 delivered significant value to Limbach and our intention is to find similar, high-quality businesses that can add to our geographical footprint, customer base and/or service capabilities. Our strong operating cash flow in 2022 has resulted in a strong balance sheet which we expect should allow us to pursue our acquisition program with little or no equity dilution while still maintaining relatively low leverage levels.

I want to thank our stockholders for their continued support. While 2022 was a roller coaster ride for the broader market, we were pleased to see Limbach shares advance 15.7% compared with the prior year-end. That compared with a 19.4% decline in the S&P 500, we believe, is evidence the market is starting to see the value we are creating. We’re still in the early innings of our strategy of being an indispensable, trusted facilities management partner for owners of mission critical buildings. We expect 2023 to be highlighted by our ODR segment eclipsing 50% of our consolidated revenues, which is two years ahead of our original target date of 2025. As the ODR segment starts to exceed the 50/50 split with the GDR segment, and becomes a larger percentage of our business, we expect to experience continued growth in margins and profitability. Furthermore, with ODR typically characterized by shorter duration work, we expect our recent success in driving operating cash flow to continue. In doing so, we currently expect to have the balance sheet flexibility to continue investing in the growth of our business, both organically and inorganically, while also seeking where appropriate opportunities to provide value to our stockholders in the form of additional share repurchase programs or through other means. Sincerely, Michael M. McCann President & Chief Executive Officer April 28th, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File Number 001-36541 LIMBACH HOLDINGS, INC. (Exact name of registrant as specified in its charter) Delaware 46-5399422 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 797 Commonwealth Drive, Warrendale, Pennsylvania 15086 (Address of principal executive offices) (Zip Code) (Registrant's telephone number, including area code): 412-359-2100 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol(s) Name of Each Exchange on Which Registered Common Stock, par value $0.0001 per share LMB The Nasdaq Stock Market LLC Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ¨ No ý Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ¨ No ý Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ý No ¨ Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ý No ¨ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act: Large accelerated filer ¨ Accelerated filer ¨ Non-accelerated filer ☒ Smaller reporting company ☒ Emerging growth company ¨ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨ Indicated by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ¨ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ¨

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ý The aggregate market value of the common stock held by non-affiliates of the registrant, computed as of June 30, 2022 (the last business day of the registrant’s most recently completed second fiscal quarter), was approximately $49.0 million. As of March 7, 2023, the number of shares outstanding of the registrant’s common stock was 10,449,689. Documents Incorporated by Reference: Portions of the registrant’s definitive proxy statement relating to the registrant’s 2023 Annual Meeting of Stockholders to be filed hereafter are incorporated by reference into Part III of this Annual Report on Form 10-K.

LIMBACH HOLDINGS, INC. FORM 10-K TABLE OF CONTENTS Part I. Item 1. Business. 5 Item 1A. Risk Factors. 11 Item 1B. Unresolved Staff Comments. 28 Item 2. Properties. 28 Item 3. Legal Proceedings. 28 Item 4. Mine Safety Disclosures. 28 Information About Our Executive Officers 28 Part II. Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. 29 Item 6. [Reserved] 29 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. 29 Item 7A. Quantitative and Qualitative Disclosures about Market Risk. 50 Item 8. Financial Statements and Supplementary Data. 51 Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure. 93 Item 9A. Controls and Procedures. 93 Item 9B. Other Information. 94 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 94 Part III. Item 10. Directors, Executive Officers and Corporate Governance. 95 Item 11. Executive Compensation. 95 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. 95 Item 13. Certain Relationships and Related Transactions, and Director Independence. 95 Item 14. Principal Accountant Fees and Services. 95 Part IV. Item 15. Exhibits, Financial Statement Schedules. 96 Item 16. Form 10-K Summary. 99 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K, including all documents incorporated by reference, contains forward-looking statements regarding Limbach Holdings, Inc. (the “Company” “Limbach” “we” or “our”) and represents our expectations and beliefs concerning future events. These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties. The forward-looking statements included herein or incorporated herein by reference include or may include, but are not limited to, (and you should read carefully) statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” 2

“estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases or expressions or the negative of any of these terms. Any statements in this Form 10-K that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. These forward-looking statements are based on information available as of the date of this Annual Report on Form 10-K and the Company managements' current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company's views as of any subsequent date. The Company does not undertake any obligations to update, add or to otherwise correct any forward- looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, the Company's results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ are set forth under the heading “Risk Factor Summary” below and those described under Part I, Item 1A. “Risk Factors” in this Annual Report on Form 10-K. RISK FACTOR SUMMARY The Company's business involves significant risks and uncertainties that make an investment in it speculative and risky. The following is a summary list of the principal risk factors that could materially adversely affect the Company's business, financial condition, liquidity and results of operations. These are not the only risks and uncertainties the Company faces, and you should carefully review and consider the full discussion of the Company's risk factors in the section titled “Risk Factors”, together with the other information in this Annual Report on Form 10-K. Risks Related to Our Business and Industry • Intense competition in our industry could reduce our market share and profit. • If we do not effectively manage the size and cost of our operations, our existing infrastructure may become either strained or overly-burdened, and we may be unable to increase revenue growth. • Our dependence on a limited number of customers could adversely affect our business and results of operations. • Our contract backlog is subject to unexpected adjustments and cancellations and could be an uncertain indicator of our future earnings. • Since we bear the risk of cost overruns in most of our contracts, we may experience reduced profits or, in some cases, losses if costs increase above estimates. • Timing of the award and performance of new contracts could have an adverse effect on our operating results and cash flow. • We may incur significant costs in performing our work in excess of the original project scope and contract amount without having an approved change order. • Our failure to adequately recover on claims brought by us against contractors, project owners or other project participants for additional contract costs could have a negative impact on our results of operations and financial condition, liquidity and on our credit facilities. • We place significant decision making powers with our business units' management, which presents certain risks that may cause the operating results of individual branches to vary. • Acquisitions, divestitures, and other strategic transactions could fail to achieve financial or strategic objectives, disrupt our ongoing business, and adversely impact our results of operations. • In connection with acquisitions or divestitures, we may become subject to unanticipated or unknown liabilities. • Our future acquisitions may not be successful. • Design/Build and Design/Assist contracts subject us to the risks of design errors and omissions. • If we experience delays and/or defaults in customer payments, we could be unable to recover all expenditures. • Unsatisfactory safety performance may subject us to penalties, affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover. • Our inability to properly utilize our workforce could have a negative impact on our profitability. • Our business has union and open shop operations, subjecting the business to risk for labor disputes. 3

• Strikes or work stoppages could have a negative impact on our operations and results. • Our business may be negatively affected by our failure to properly execute our business strategy. • Our success depends upon the continuing contributions of certain key personnel, each of whom would be difficult to replace. If we lose the benefit of the experience, efforts and abilities of one or more of these individuals, our operating results could suffer. • If we are unable to attract and retain qualified managers, employees, joint venture partners, subcontractors and suppliers, we will be unable to operate efficiently, which could reduce our profitability. • Misconduct by our employees, subcontractors or partners, or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions. • Failure to provide our services in accordance with professional standards or contractual requirements could expose us to significant monetary damages. • Our dependence on subcontracts and suppliers of equipment and materials could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flow. • Price increases in materials could affect our profitability. • Changes in energy prices may increase our costs, and we may not be able to pass along increased energy costs to our customers. • We may be unable to identify and contract with qualified Disadvantaged Business Enterprises (“DBE”) contractors to perform as subcontractors. • Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures of our partners. • A significant portion of our business depends on our ability to provide surety bonds. Any difficulties in the financial and surety markets may cause a material adverse effect on our bonding capacity and availability. • Our insurance policies against many potential liabilities require high deductibles. Additionally, difficulties in the insurance markets may adversely affect our ability to obtain necessary insurance. • Our use of the cost-to-cost method of accounting could result in a reduction or reversal of previously recorded revenue or profits. • Earnings for future periods may be impacted by impairment charges for goodwill and intangible assets. • Contractual warranty obligations could adversely affect our profits and cash flow. • Recent and potential changes in U.S. trade policies and retaliatory responses from other countries may significantly increase the costs or limit supplies of raw materials and products used in our operations. • Rising inflation and/or interest rates, or deterioration of the United States economy could have a material adverse effect on our business, financial condition and results of operations. • The ongoing military conflict between Ukraine and Russia has caused unstable market and economic conditions and is expected to have additional global consequences, such as heightened risks of cyberattacks. Our business, financial condition, and results of operations may be materially adversely affected by the negative global and economic impact resulting from the conflict in Ukraine or any other geopolitical tensions. • Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly. • Failure to remain in compliance with covenants under our debt and credit agreements or service our indebtedness could adversely impact our business. • We may not be able to generate sufficient cash flow to meet all of our existing or potential future debt service obligations. • Our obligation to contribute to multiemployer pension plans could give rise to significant expenses and liabilities in the future. • Increases in healthcare costs could adversely affect our business. • Our business may be affected by the work environment. • A pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate or that otherwise impacts our facilities or suppliers could adversely impact our business. 4

• COVID-19 vaccination mandates applicable to us and certain of our employees may result in our inability to pursue certain work, an increase in attrition rates or absenteeism within our labor force, challenges securing future labor needs, inefficiencies connected to employee turnover, and costs associated with implementation and on-going compliance, which could have an adverse impact on our business and results of operations. • Future climate change could adversely affect us. • Increasing scrutiny and changing expectations from investors and customers with respect to our environmental, social and governance practices may impose additional costs on us or expose us to reputational or other risks. • We are susceptible to adverse weather conditions, which may harm our business and financial results. • Information technology system failures, network disruptions or cyber security breaches could adversely affect our business. • We have subsidiary operations throughout the United States and are exposed to multiple state and local regulations, as well as federal laws and requirements applicable to government contractors. Changes in laws, regulations or requirements, or a material failure of any of our subsidiaries or us to comply with any of them, could increase our costs and have other negative impacts on our business. • As Federal Government Contractors under applicable federal regulations, our subsidiaries are subject to a number of rules and regulations, and our contracts with government entities are subject to audit. Violations of the applicable rules and regulations could result in a subsidiary being barred from future government contracts. • Past and future environmental, safety and health regulations could impose significant additional costs on us that reduce our profits. • Our failure to comply with immigration laws and labor regulations could affect our business. 5

Part I Item 1. Business Limbach Holdings, Inc. (the “Company,” “we” or “us”), a Delaware corporation headquartered in Warrendale, Pennsylvania, was formed on July 20, 2016 as a result of a business combination with Limbach Holdings LLC (“LHLLC”). The Company is a building systems solutions firm with expertise in the design, prefabrication, installation, management and maintenance of heating, ventilation, air-conditioning (“HVAC”), mechanical, electrical, plumbing and controls systems. The Company provides comprehensive facility services consisting of mechanical construction, full HVAC service and maintenance, energy audits and retrofits, engineering and design build services, constructability evaluation, equipment and materials selection, offsite/ prefabrication construction, and the complete range of sustainable building solutions. The Company partners with institutions with mission-critical infrastructures, such as data centers and healthcare, industrial and light manufacturing, cultural and entertainment, higher education, and life science facilities. The Company operates primarily in the Northeast, Mid-Atlantic, Southeast and Midwest regions of the United States. As of December 31, 2022, the Company’s wholly-owned subsidiaries included Limbach Company LLC (“LC LLC”), which operates in New England, Eastern Pennsylvania, Western Pennsylvania, New Jersey, Ohio, Michigan and the Mid-Atlantic region; Limbach Company LP (“LC LP”), which operates in the Southern California region; Harper Limbach LLC (“Harper Limbach”), a Florida-based subsidiary, Jake Marshall, LLC (“JMLLC”) and Coating Solutions, LLC (“CSLLC”), both of which are Tennessee-based subsidiaries and Limbach Facility & Project Solutions LLC. Each of our operations provide design, construction and maintenance services in some or all of the HVAC, plumbing and electrical fields. The Jake Marshall Transaction. On December 2, 2021 (the “Effective Date”), the Company and Limbach Facility Services LLC (“LFS”), a Delaware limited liability company and a wholly-owned subsidiary of the Company, entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with JMLLC and CSLLC (together with JMLLC, the “Acquired Companies” and each an “Acquired Company”) and the owners of the Acquired Companies (collectively, the “Sellers”), pursuant to which LFS purchased all of the outstanding membership interests in the Acquired Companies from the Sellers (the transactions contemplated by the Purchase Agreement collectively being the “Jake Marshall Transaction”). The Jake Marshall Transaction closed on the Effective Date. As a result of the Jake Marshall Transaction, each of the Acquired Companies became wholly-owned indirect subsidiaries of the Company. The acquisition expanded the Company’s market share within its existing product and service lines. See Note 3 – Acquisitions in the accompanying notes to the Company’s consolidated financial statements for further information on the Jake Marshall Transaction. Southern California Region. In February 2022, the Company announced its strategic decision to wind down its Southern California GCR and ODR operations. The decision was made to better align the Company’s customer geographic focus and to reduce losses related to unprofitable locations. The Company is currently in the closeout phases on its remaining Southern California business unit projects and expects to fully exit the Southern California region in 2023 aside from certain operational warranty obligations. However, the Company is party to the terms of a sublease agreement for its leased premises in Southern California through April 2027 and remains obligated under the original lease for such office space in the event the sublessee fails to satisfy its obligations under the sublease agreement. See Note 14 – Leases in the accompanying notes to the Company’s consolidated financial statements for further information on the Southern California Sublease. Segments The Company operates in two segments, (i) General Contractor Relationships (“GCR”), in which the Company generally manages new construction or renovation projects that involve primarily HVAC, plumbing, or electrical services awarded to the Company by general contractors or construction managers, and (ii) Owner Direct Relationships (“ODR”), in which the Company performs owner direct construction projects and/or provides maintenance or services primarily on HVAC, plumbing or electrical systems, building controls and specialty contracting projects direct to, or assigned by, building owners or property managers. This work is primarily performed under fixed price, modified fixed price, and time and material contracts over periods of typically less than two years. GCR Segment. The Company’s GCR revenue decreased by 19.9% to $280.4 million for the year ended December 31, 2022 as compared to $350.0 million for the year ended December 31, 2021. The decrease in GCR revenue was primarily due to our continued focus on improving project execution and profitability by pursuing opportunities that are smaller in size, shorter in duration, and where we can leverage our captive design and engineering services. Gross profit improved to 13.8% for the year ended December 31, 2022 from 13.0% for the year ended December 31, 2021. The Company provides its GCR segment services through a variety of project delivery methodologies. 6

• Competitive Lump Sum Bidding (also referred to as “Plan & Spec” Bidding). Plan & Spec bidding is a competitive bid process among multiple contractors bidding on nearly complete or completed design documents based on a lump sum price for delivery of the project. Price is the predominant selection criteria in this process. • Design/Assist. Design/Assist is a process in which a specialty contractor is selected among competing contractors using best value methodology. In best value, a selection is made based primarily upon qualifications and project approach, and secondarily on select cost factors. Cost factors are usually limited to a fixed fee and expense estimate and an estimate of the cost of work. With Design/Assist, the specialty contractor is typically contracted early in the design process to provide design and preconstruction input as needed to assist the customer in maintaining the established budget and completing design and drawings. This delivery option often includes a guaranteed maximum price (“GMP”) on a fixed fee basis; however, sometimes the owner may offer a lump sum price to be established following the completion of design. Typically, once the specialty contractor is selected, there is no further competition. In some cases, the owner has the option of holding a competitive process at the end of design. On occasion, an owner may arrange for a cost-plus fixed fee arrangement exclusive of a GMP or lump sum arrangement. • Design/Build. Design/Build projects may be secured on a best value or qualification-based selection basis. A Design/ Build contract may be delivered as a lump sum or GMP. With Design/Build, a prime general contractor (“GC”)/ construction manager (“CM”) or other contractor will directly contract with a building owner. In many cases, the prime contractor will also procure specialty contracting services on a Design/Build lump sum or GMP basis. On occasion, the Company has the opportunity to provide Re-design/Build services. With Re-design/Build, the Company typically contracts on a Design/Assist basis to participate during the design phase, as described above. If the project’s HVAC, plumbing and/or electrical design is substantially over budget, then the Company may offer to re-design the project and bring the project back into budget. Higher margins may be earned on these contracts in comparison to Design/Assist contracts and can be executed with less risk due to having designed the systems. • Performance Contracting. In select locations within specific market sectors, the Company provides performance contracting to building owners. Performance contracting involves the assessment of a building owner’s facilities and offers a proposal to reduce energy and operating costs over a specified period of time. Energy and operating savings are delivered through replacement of energy or cost inefficient systems and equipment with more efficient systems. The Company’s performance contracting team is able to deliver the capital improvements using our Design/Build platform and then, in some instances, guarantee the energy and operating systems over an agreed upon time-frame. In most cases, the building owner provides the financing for performance contracting. In other cases, the Company arranges for third-party financing as part of the contract. Typically, performance contracts are offered on a negotiated basis. Negotiated contracts can provide for higher margins and lower risk than conventional projects. To assure the Company’s cost and operating saving guarantees, the Company requires that it provides maintenance services during the term of the agreement. ODR Segment. The Company’s ODR revenue increased by 54.2% to $216.4 million for the year ended December 31, 2022 as compared to $140.3 million for the year ended December 31, 2021. The increase in year-over-year ODR segment revenue was primarily due to the Company's continued focus on the accelerated growth of its ODR business. Gross profit decreased to 25.5% for the year ended December 31, 2022 from 28.9% for the year ended December 31, 2021. The Company’s key business initiatives for its ODR segment include the establishment of long-term relationships with building owners on a direct basis as compared to contracting with a GC/CM. The Company strives to convert GCR projects into ODR business opportunities. In addition, the Company’s ODR segment has been successfully scaleable through organic business growth while working directly with building owners. A large portion of the Company’s maintenance services are delivered to building owners for whom the Company has not performed construction or renovation services. The Company believes that its ODR services offerings provide a distribution channel through which it can continue to deliver an expanded offering of value- added services direct to building owners that further reinforces its value proposition and differentiated capabilities. The Company provides its ODR business services through both a variety of project delivery methodologies and other service and technical offerings: • Owner Direct Projects. Smaller than typical GCR construction projects, this work is contracted directly for a building owner for which the Company is capable of performing the same project delivery methodologies akin to its GCR offerings. On projects that are predominantly HVAC, plumbing, and/or electrical in scope, the Company may act as the “prime” GC. • Maintenance Contracts. Through “evergreen” contracts, the Company provides maintenance services for HVAC, electrical and/or plumbing systems and equipment. 7

• Time-and-Materials. Time-and-materials is construction and/or service work performed on an emergency basis for building owners who are already under contract with the Company for construction and/or maintenance work. • Automatic Temperature Controls (“ATC”). The Company provides design, installation and maintenance for specialized ATC systems through its maintenance and construction platforms to building owners and GC/CM customers. • Special Projects Division (“SPD”). In addition to the Company’s major construction projects and its maintenance services, the Company provides construction services through its special project divisions (“SPD”). Each of the Company’s branch locations offers SPD services. SPD services are typically less than $0.5 million in construction cost and have short durations and limited scopes of work. These projects are primarily secured through lump sum competitive bids, though on occasion these projects may be negotiated. When design is required for an SPD project, Limbach Collaborative Services (“LCS”), formerly Limbach Engineering & Design Services, often supports the contract. Although SPD work is normally performed on projects under $0.5 million, the margins earned on these projects can be substantially higher than larger construction projects. Typically, the project duration for SPD services is shorter than that of large construction projects, and can sometimes be completed in less than 30 days. • Limbach Insights. Limbach Insights provides the means to manage facility and asset data to empower data driven decisions. The Company’s facility analytic solutions includes: i) energy management and sustainability through real- time tracking and monitoring, ii) asset management, iii) predictive maintenance and iv) virtual facility management services. Limbach Insights is a tool used for customer facilities to help reduce operating costs, extend the life cycle of your equipment, and uncover energy savings to reduce your carbon footprint. The Company’s aforementioned ODR business services profile offers recurring and/or repeatable business opportunities. In addition, due to the Company’s on-going contractual relationships with certain building owners established through certain of its service offerings, it is well positioned with those owners when they are ready to initiate capital construction projects. As a result, the Company's maintenance, time-and-materials, ATC, SPD and Limbach Insights often lead, drive and support the revenue associated with owner direct projects. For additional financial information about the Company’s operating segments, see Note 12 – Operating Segments in the accompanying notes to the Company’s consolidated financial statements. Limbach Collaborative Services. Located in Orlando, Florida, LCS provides captive engineering capabilities, estimating and virtual design services. LCS provides professional engineering, energy analysis, estimation, and detail design and three- dimensional building installation coordination services to our various business units, direct to building owners, and clients in both our GCR and ODR segments. This capability allows the Company to leverage these services across its entire business. In addition, this capability distinguishes the Company from competitors that more typically provide Design/Build services by hiring external engineering companies. By providing professional engineering through LCS, the Company delivers integrated Design/Build services to the market. By bundling engineering services with construction, the Company’s clients avoid the costly expense of separate engineering services. The core capability of LCS is professional engineering. Combined throughout the Company’s business, it maintains seven registered professional engineers on staff, who are supported by a staff of approximately 31 estimators and designers. LCS acts as the engineer of record for projects where the Company serves as a Design/Build specialty contractor. LCS engineers have experience in healthcare, institutional, commercial, hospitality, and industrial projects. The Company’s operations in all of its regions have complete access to a large staff of professional engineers and designers through LCS. LCS controls the development and maintenance of the Company’s Limbach Modeling and Production System (“LMPS”). LMPS is a comprehensive database, workflow, and reporting system used by LCS and all of the Company’s business units to design, estimate, plan, and track construction projects. The Company believes LMPS is unique in the industry and provides a competitive advantage by providing highly technical services in-house in a cost effective manner. LMPS is a Building Information Modeling (“BIM”) tool that allows the Company to construct mechanical, electrical and plumbing engineering (“MEP”) systems in a virtual environment, avoid conflicts in the field, eliminate rework caused by coordination issues, maximize the use of off-site prefabrication of assemblies, and capture installation productivity and construction progress. The Company utilizes LMPS beginning with the original engineering concept and throughout the construction process to continuously monitor progress and avoid wasted efforts. Many others in the industry expend additional costs to third parties for redrawing and remodeling effort to achieve the same results. Strategy The Company focuses on creating value for building owners by targeting opportunities for long-term relationships with the vision of becoming an indispensable partner to building owners with mission-critical systems. The key objectives of the 8

Company’s strategy is to improve profitability and generate quality growth in its operations, to enable sustainable and efficient building environments, to continue investing in its workforce and to acquire strategically synergistic businesses. In order to accomplish the Company’s objectives, it is currently focused on the following areas: ODR Growth Initiative. The Company’s principal focus over the past few years, and a focus that the Company plans to continue in coming years, is the accelerated growth of its ODR segment, which includes maintenance services, small projects, building controls installation and service, building environment management and performance services, and other project opportunities performed direct for building owners. The Company is focused on expanding the number and breadth of owner relationships that it serves on a direct basis and to leverage these expanded owner-direct relationships to deliver a broad suite of services. In addition, the Company proactively manages its current accounts and maintains a high standard of dedication to those account relationships. The Company has made substantial investments to expand its ODR revenue by increasing the value it can offer to service and maintenance customers. The Company is actively concentrating managerial and sales resources on training and hiring experienced employees to sell and profitably perform ODR work. In many locations, the Company has added or upgraded its capabilities and the Company believes its investments and efforts have provided customer value and stimulated growth. To further enhance the Company’s ODR services within one of its largest market sectors, healthcare, the Company offers Program Management Services. Program Management Services provide the Company’s healthcare customers with advisory support and strategic guidance to help match their long-term facility needs. These services include the defining of capital program needs for new and existing facilities. In addition, these services offer assessments of existing facilities for project upgrades to improve the operations of the buildings tied to MEP systems. The Company continues to expand its owner-direct offerings to include other digital solutions to manage and monitor the performance of building systems, including data analytics, energy consumption and sustainability. These services allow the Company to develop new revenue streams leveraging its professional services capabilities, to support multi-location regional and national customers in core end-markets, and to drive energy retrofit and performance optimization projects for building owners. Improved GCR Segment Margins. In the Company’s GCR segment, its efforts continue to focus on improving project execution and profitability by pursuing opportunities that are smaller in size and shorter in duration than historically, and where it can leverage its captive design and engineering services. Maintain a Diverse Customer, Geographic and Project Base. The Company has a distribution of revenue across end-use sectors that it believes reduces its exposure to negative developments in any given sector. Currently, the Company also has significant geographical diversification across regions that are generally located in the eastern portions of the United States, again reducing its exposure to negative developments in any given region. The Company’s core market sectors consist of the following customer base with mission-critical systems: • Healthcare, including research, acute care and inpatient hospitals for regional and national hospital groups, and pharmaceutical and biotech laboratories and manufacturing facilities; • Data Centers, including facilities composed of networked computers, storage systems and computing infrastructure that organizations use to assemble, process, store and disseminate large amounts of data; • Industrial and light manufacturing facilities, including automotive, energy and general manufacturing plants; • Higher Education, including both public and private colleges, universities and research centers; • Cultural and entertainment, including sports arenas, entertainment facilities (including casinos) and amusement rides and parks; and • Life sciences, including organizations and companies whose work is centered around research and development focused on living things. The Company also partners with building owners in other market sectors (infrastructure, government, hospitality and commercial). It is imperative that the partnerships formed between the Company and its building owners share in similar core values. Investment in its Employees. Employee development underpins the Company’s efforts to execute its strategy. The Company seeks to attract and retain quality employees by providing them an enhanced career path that offers a stable income, attractive benefits packages and excellent advancement opportunities. The Company invests in its employees through safety and wellness programs, internal communication, career development training programs, recognition programs and succession planning initiatives. 9

Fully Integrated Operations. A core growth strategy of the Company includes offering design, construction and maintenance services for the full complement of HVAC, plumbing and electrical services in all of our business units. The Company currently offers certain of these services in each of its regions, with electrical self-perform design, installation and maintenance services being offered primarily in its Mid-Atlantic region. In addition, the Company offers electrical services through installation subcontracting in its Ohio, Eastern Pennsylvania and Florida regions. Over the coming years, the Company plans to further equip each of its regions to provide a combined offering of mechanical construction and maintenance, and building system management services. The Company believes this combined offering is appealing to building owners who own and operate facilities with complex building systems. The Company also offers services to building owners known as MEP Prime, a service where the Company acts as the general contractor on assignments that predominantly include a heavy concentration of mechanical HVAC, electrical, plumbing and building controls systems, along with other trades such as concrete and drywall, to offer a complete service package. Complex systems lend themselves to delivery methodologies that fit the Company’s value proposition to its customers and integrated business model, including Design/Assist and Design/Build. The Company believes that few specialty contractors in the United States offer fully integrated HVAC, plumbing and electrical services. The Company believes its integrated approach provides a significant competitive advantage, especially when combined with its proprietary design and production software systems. The Company’s integrated approach allows for increased prefabrication of HVAC components, improved cycle times for project delivery and reduced risks associated with onsite construction. Growth through Acquisitions. The Company believes that it can further increase its cash flow and operating income by acquiring strategically synergistic companies that will increase the Company’s geographic footprint, supplement the Company’s current business model, address capability gaps and enhance the breadth of its service offerings to better serve its clients. The Company has dedicated and continues to dedicate its resources to seek opportunities to acquire and integrate businesses that have attractive market positions, a record of consistent positive cash flow, and desirable geographic market locations. In 2022, the Company was ranked the 11th largest mechanical contractor in the United States according to information provided by Engineering News Record. GCR and ODR Backlog The Company refers to its estimated revenue on uncompleted contracts, including the amount of revenue on contracts for which work has not begun, less the revenue it had recognized under such contracts, as “backlog.” Backlog includes unexercised contract options. The Company’s backlog includes projects that have a written award, a letter of intent, a notice to proceed or an agreed upon work order to perform work on mutually accepted terms and conditions. Additionally, the difference between the Company’s backlog and remaining performance obligations is due to the portion of unexercised contract options that are excluded, under certain contract types, from its remaining performance obligations as these contracts can be canceled for convenience at any time by the Company or the customer without considerable cost incurred by the customer. Additional information related to the Company’s remaining performance obligations is provided in Note 4 — Revenue from Contracts with Customers in the accompanying notes to its consolidated financial statements. See also Item 1A. “Risk Factors — Our contract backlog is subject to unexpected adjustments and cancellations and could be an uncertain indicator of our future earnings.” The Company’s GCR backlog was $302.9 million and $337.2 million as of December 31, 2022 and 2021, respectively. Projects are brought into backlog once the Company has been provided a written confirmation of award and the contract value has been established. At any point in time, the Company has a substantial volume of projects that are specifically identified and advanced in negotiations and/or documentation, however those projects are not booked as backlog until the Company has received written confirmation from the owner or the GC/CM of their intention to award it the contract and they have directed the Company to begin engineering, designing, incurring construction labor costs or procuring needed equipment and material. The Company’s GCR projects tend to be built over a 12- to 24-month schedule depending upon scope and complexity. Most major projects have a preconstruction planning phase which may require months of planning before actual construction commences. The Company is occasionally employed to deliver a “fast-track” project, where construction commences as the preconstruction planning work continues. As work on the Company’s projects progress, it increases or decreases backlog to take into account its estimate of the effects of changes in estimated quantities, changes in conditions, change orders and other variations from initially anticipated contract revenue, and the percentage of completion of the Company’s work on the projects. Based on historical trends, the Company estimates that 68% of its GCR backlog as of December 31, 2022 will be recognized as revenue during 2023. Additionally, the reduction in GCR backlog has been intentional as the Company looks to focus on higher margin projects than historically, as well as its focus on smaller, higher margin owner direct projects. The Company’s ODR backlog was $108.2 million and $98.0 million as of December 31, 2022 and 2021, respectively. These amounts reflect unrecognized revenue expected to be recognized over the remaining terms of our service contracts and projects. 10

Based on historical trends, the Company estimates that 92% of its ODR backlog as of December 31, 2022 will be recognized as revenue during 2023. The Company believes its ODR backlog increased due to its continued focus on ODR growth. Customers The Company’s customer base primarily consists of building owners and their third-party representatives, general contractors and construction managers. The Company’s aforementioned strategic goals include continued growth of its direct relationships with building owners. Building owners control capital and operating investments. This not only improves the Company’s position when entering into construction contracts with these owners, but also allows it to build long-term relationships around recurring maintenance services and smaller repair and installation projects. This also positions the Company to deliver additional products and services in the future, including digital offerings. In its typical customer life cycle, the Company pursues opportunities to build or renovate facilities through a GC/CM. In most cases, this relationship is the Company’s primary point of entry into the building owner’s organization. However, the Company maintains hundreds of building owner relationships through its contracts for program management, maintenance, smaller project renovations and energy retrofits. In the Company’s experience, when building owners are planning a project that involves predominantly HVAC, plumbing and/or electrical services, they often ask the GC/CM to assign the work directly to the Company. For the year ended December 31, 2022, no direct ODR customer relationship accounted for more than 10% of the Company’s revenue. The Company believes it has strong relationships with many national commercial GC/CMs. As one of its core risk management processes, the Company is selective in choosing to work with GC/CMs that have similar core values, that have a solid payment history, that have experienced and available project management labor, and who value the Company’s services and reputation. Most of the Company’s branches also maintain strong relationships with local and regional GC/CMs that fit its selection criteria. For the year ended December 31, 2022, one GCR segment customer accounted for approximately 11% of consolidated total revenue. For the year ended December 31, 2021, two GCR segment customers accounted for approximately 17% and 12% of consolidated total revenue, respectively. Competition The HVAC, plumbing, electrical, and maintenance industry is highly competitive and the geographic markets in which the Company competes has numerous companies that provide similar services. Factors influencing the Company’s competitiveness include price, reputation for quality, ability to reduce customer costs, experience and expertise, financial strength, surety bonding capacity, knowledge of local markets and conditions, availability and experience of craft labor, and customer relationships. Competitors tend to be regional firms that vary in size and depth of resources. There are, however, significant national competitors that have greater national presence and breadth of expertise than the Company does. Materials & Equipment The Company purchases materials, including sheet metal, steel and copper piping, electrical conduit, wire and other various materials from numerous sources. The Company also purchases equipment from various manufacturers. The price and availability of materials and equipment may vary from year to year due to market conditions and industry production capacities. Economic disruptions resulting from the COVID-19 pandemic (defined below), including supply chain, production, and other logistical issues, as well as escalating commodity prices, have and may continue to negatively impact our business. For example, the Company has experienced lead times significantly in excess of normal levels while also experiencing the effects of inflation through increases in fuel, material, and other commodity prices. These disruptions have escalated in 2022 and have manifested themselves most notably through project delays and reduced labor productivity and efficiency, particularly within our GCR segment. In response to these challenges, the Company continues to strive to more effectively manage its business through enhanced labor planning and project scheduling, increased pricing to the extent contractually permitted, and by leveraging the Company's relationships with its suppliers and customers. However, the impact of these disruptions continues to evolve and the conflict in Ukraine has added another layer of uncertainty, as described in “Item 1A. Risk Factors — The ongoing military conflict between Ukraine and Russia has caused unstable market and economic conditions and is expected to have additional global consequences, such as heightened risks of cyberattacks. Our business, financial condition, and results of operations may be materially adversely affected by the negative global and economic impact resulting from the conflict in Ukraine or any other geopolitical tensions.” in this Annual Report on Form 10-K. Human Capital To ensure that the Company is well positioned to provide innovative system solutions and reliable services in a safe, efficient and responsible manner, the Company seeks to employ and retain a team of highly dedicated and accomplished people who genuinely care about the success of the Company. Creating an engaging workplace environment that provides for competitive 11 pay and benefits, attractive career development opportunities, and a collaborative, respectful culture further enables the Company to achieve continued success. Employees. As of December 31, 2022, the Company had approximately 1,500 employees, including approximately 400 full- time salaried employees, comprised of project managers, estimators, superintendents and engineers who manage crews in its construction business and office staff. The Company also had approximately 1,100 craft employees, some of whom are represented by various labor unions. The Company believes it has a good relationship with its employees and has developed several strong partnerships with local unions to have access to an experienced, talented craft workforce. Core Values and Core Purpose. From the technician in the field to the leadership of its business, the Company focuses on caring for people. The Company’s core purpose “is to create great opportunities for people.” The Company has implemented internal development programs, which allow it to attract and retain talent and emphasize the importance of promoting from within. The Company believes its core values reflect who it is. The Company cares about its people and believes its approach provides a competitive advantage. The Company believes it has strong employee retention rates as a result of its ability to hire, develop and retain top industry talent. The Company’s culture is driven by its Core Values: • We CARE • We Act with INTEGRITY • We Are INNOVATIVE • We Are ACCOUNTABLE The Company believes each employee is essential to its continued success and the Company seeks to provide every employee with the foundation and environment needed to achieve the employee’s goals. This objective begins with the Company's commitment to diversity and inclusion. We CARE, one of the Company’s Core Values, is the foundation of its efforts to create a diverse, fair and inclusive organization. Building a culture where all of its employees feel a sense of belonging is important to the Company. In addition, the Company screens leadership hires and measures employee performance against these Core Values, and regularly measures employee engagement against these values through the Company’s annual employee engagement survey. The Company’s “We Care” survey, which has been issued for the past 15+ years, provides leadership with insights, including constructive ideas on how to improve the overall business for those who work for it. Training and Employee Development. Investment in continuous learning is essential to providing industry-leading expertise and service to our customers, continuous improvement across our organization, and meaningful career development opportunities for our people. From in-person to online courses, formalized and other specialized training, our employees benefit from opportunities to strengthen their leadership and management competencies, improve communication and interpersonal skills, and advance their technical proficiency. Our people have access to resources that include a robust learning management system that provides company-wide access for employees to a number of online learning modules and support tools. As a result of our efforts, in February 2023, the Company was recognized as one of the top training organizations in the world earning a 2023 Training APEX Award presented by Training magazine. Diversity and Inclusion. The Company is committed to creating and supporting a diverse, fair and inclusive environment for its employees, We Care culture, and industry as a whole. The Company believes that a diverse workforce is important to the long- term success of its business. The Company actively seeks to increase the diversity of its workforce and to practice its commitment to diversity and inclusion in hiring, development, and training, which extends to its senior leadership and Board of Directors. The Company understands that diversity is truly a competitive advantage that helps drive growth and innovation, and it has increasingly focused on diversity and inclusion programs within the Company. Embrace Forum. The Company formed the Embrace Forum to continue to evolve its commitment to a culture of diversity and inclusion. This forum is composed of employees and leaders across the company who have made it their mission to maximize the potential of the Company’s employees by creating great opportunities through a diverse, fair and inclusive environment. The Embrace Forum focuses on several core areas: recruitment, development, promotion and employee resource groups (“ERGs”). The Company offers its employees the opportunity to join ERGs. These groups foster professional development, social connectivity, and celebrate diversity throughout the Company. Each year, new ERGs are evaluated for consideration. Currently, there are two active ERGs at the Company: 12

• Women in Construction and Service (“WICS”). The Company is committed to diversifying its workforce, promoting and supporting women within its organization to take on leadership roles, and helping encourage other women to join its industry as a whole. To support this initiative, the Company created the WICS ERG with a vision to create a culturally agile community that respects and empowers women in its company and industry. • Unidos. Unidos is an ERG that was created to promote, empower and amplify the Hispanic culture within the Company. The mission of this ERG is to create a supportive environment for Hispanic employees and provide a more diverse and inclusive environment where everyone feels safe, respected and valued. In addition, to help recruit the next generation of diverse industry leaders, the Company is actively involved with the ACE Mentor Program of America, Inc. (“ACE”). ACE helps mentor high school students and inspires them to pursue careers in design and construction. It is the construction industry’s fastest-growing high school mentoring program, reaching over 8,000 students annually. Benefits & Wellness. The Company focuses on the most crucial component for its success: its people. The Company appreciates the fact that it owes its century-old existence to employees who work hard to help the Company prosper. As such, the Company has committed itself to the health, safety and well-being of its workers and their families. One of the ways the Company shows its commitment is through offering competitive employee compensation and benefits packages, specifically designed to meet the unique needs of each individual in its organization, which include: • Health and Welfare Plans. All full-time employees who do not participate in union plans are offered a range of choices among medical, dental and vision plans, life, accident, dependent and disability insurance, and pre-tax health spending accounts that include employer contributions. • Retirement Savings. The Company helps provide its employees with financial security by offering a 401(k) Savings Plan, which includes company matching contributions, and an Employee Stock Purchase Plan. • Employee Assistance Programs. Through the Company’s Employee Assistance Program, it offers its employees, and their dependents or household members, access to services and counseling on a variety of personal, professional, legal, and financial matters, at no cost. • Wellness Program. Consists of various activities and financial incentives intended to inspire the Company’s team towards healthy living through personal accountability. Safety Culture. Safety is integral to the Company’s unique culture and Core Values. The Company cares about its employees and their families, and it holds each other accountable for working safely. The Company’s safety culture is based on its “Hearts and Minds Commitment to Safety” program, established in 2013 by senior staff and field professionals via its Hearts and Minds Forum. The Company’s Hearts & Minds program asks its employees to take direct responsibility for eliminating and preventing all incidents and injuries at home and in the workplace, which is done by: • Hiring the Right People. The Company is focused on hiring qualified employees who share in its Core Values. • Knowing the Details. Performed through thorough planning and having acute awareness of present surroundings, which aids in executing work safely. • Engaging at All Levels. Setting a great example of completing all tasks safely, at work and at home, by everyone from company leadership to craft professional. • Mentoring and Coaching. Acting as a mentor and coach to show team members how to practice good safety behavior. This program helped earn the Company’s Ohio business unit the highest honor for which Occupational Safety and Health Administration (“OSHA”) can name a company; OSHA-Voluntary Protection Programs Star Site. This was the first time a union mechanical contractor has earned such an honor in the United States. The Company strives to achieve this honor at its other business units. In the February 2020 issue of Safety+Health Magazine, the Company’s President and Chief Executive Officer (“CEO”), Charles A. Bacon, III, was recognized by the National Safety Council as one of nine CEOs who “Get It.” Peers, building owners, and safety professionals recognize the Company as a leader and innovator in safety culture and process. The Company has received a myriad of awards and recognition for its safety programs and processes regionally and nationally. “We Care” goes beyond a statement, it is the core of the Company’s culture. 13

Seasonality Severe weather can impact the Company’s operations. In the northern climates where it operates, and to a lesser extent the southern climates as well, severe winters can slow the Company’s productivity on construction projects, which shifts revenue and gross profit recognition to a later period. The Company’s maintenance operations may also be impacted by mild or severe weather. Mild weather tends to reduce demand for the Company’s maintenance services, whereas severe weather may increase the demand for its maintenance and time-and-materials services. Impact of the COVID-19 Pandemic In March 2020, the World Health Organization declared the outbreak of the coronavirus disease 2019 (“COVID-19”) a global pandemic. The COVID-19 pandemic has caused significant disruption and volatility on a global scale resulting in, among other things, an economic slowdown, impacts to global supply chains, and the possibility of a continued economic recession. In limited instances, during fiscal 2020, the Company faced disruptions due to the COVID-19 pandemic as certain projects chose to shutdown work irrespective of the existence or applicability of government action. In most markets, construction was considered an essential business and the Company continued to staff its projects and perform work during fiscal 2020 and into 2021, and most of the projects that were in progress at the time that the shutdowns commenced were restarted. As new variants of the virus emerge, the Company remains cautious as many factors remain unpredictable. The Company actively monitors and responds to the changing conditions created by the pandemic, with focus on prioritizing the health and safety of the Company’s employees, dedicating resources to support the Company’s communities, and innovating to address the Company’s customers’ needs. During 2021, the Company faced impacts of both the Delta and Omicron variants, with disruptions to the Company’s workforce, which impacted revenue. Although the Company continues to recover from the financial impacts of the COVID-19 pandemic and related government orders implemented to mitigate it, the broader and longer-term implications the pandemic has on the global economy continue to develop. Economic disruptions, including supply chain, production, and other logistical issues, as well as escalating commodity prices, have and may continue to negatively impact our business. For example, we are experiencing lead times significantly in excess of normal levels while also experiencing the effects of inflation through increases in fuel, material, and other commodity prices. These disruptions have escalated in 2022 and have manifested themselves most notably through project delays and reduced labor productivity and efficiency, particularly within our GCR segment. In response to these challenges, the Company continues to strive to more effectively manage its business through enhanced labor planning and project scheduling, increased pricing to the extent contractually permitted, and by leveraging the Company's relationships with its suppliers and customers. However, the impact of these disruptions continues to evolve and the conflict in Ukraine has added another layer of uncertainty. There can be no assurance that the Company's actions will serve to mitigate such impacts in future periods. Further, while the Company believes its remaining performance obligations are firm, and its customers have not provided the Company with indications that they no longer wish to proceed with planned projects, prolonged delays in the receipt of critical equipment could result in the Company's customers seeking to terminate existing or pending agreements. Any of these events could have a material adverse effect on our business, financial condition, and/or results of operations. The Company continues to monitor developments involving our workforce, customers, suppliers and vendors and take steps to mitigate against additional impacts, but given the unprecedented and evolving nature of these circumstances, it cannot predict the full extent of the impact that the economic disruptions caused by COVID-19 will have on the Company's operating results, financial condition and liquidity. Government and Environmental Regulations The Company is subject to various federal, state and local laws and regulations relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. The Company also is subject to compliance with numerous other laws and regulations of federal, state, local agencies, and authorities, including those relating to workplace safety, wage and hour, and other labor issues (including the requirements of the Occupational Safety and Health Act and comparable state laws), immigration controls, vehicle and equipment operations and other aspects of its business. In addition, a relatively limited number of the Company’s construction contracts are entered into with public authorities, and these contracts frequently impose additional requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses. A large portion of the Company’s business uses labor that is provided under collective bargaining agreements. As such, the Company is subject to federal laws and regulations related to unionized labor and collective bargaining (including the National Labor Relations Act). The Company continually monitors its compliance with these laws, regulations and other requirements. While compliance with existing laws, regulations and other requirements has not materially adversely affected the Company’s operations in the past, 14 and it is not aware of any proposed requirements that the Company anticipates will have a material impact on its operations, there can be no assurance that these requirements will not change or that compliance will not otherwise adversely affect the Company’s operations in the future. In addition, while the Company typically passes any costs of compliance on to its customers under the applicable project agreement, either directly or as part of its estimate depending on the type of contract, there can be no assurance that the Company will not incur compliance expenses in the future that materially adversely affect its results of operations. Furthermore, certain environmental laws impose substantial penalties for non-compliance and other laws, such as the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), and comparable state laws, impose strict, retroactive, joint and several liability upon persons that contribute to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Climate Change and Sustainability The Company recognizes its environmental and societal responsibilities and is committed to sustainability and to improving its environmental footprint as well as operating its business in a manner that seeks to protect the health and safety of the Company’s employees and customers, as well as the public. The Company’s focus on environmental stewardship and improving productivity drives not only its efforts to become more energy efficient but also improvements in the Company’s customers' impact on climate change. Replacing an aging building’s existing systems with modern, energy-efficient systems significantly reduces a building’s energy consumption and carbon footprint while improving cost, air quality, and overall system effectiveness. The Company is subject to the requirements of numerous federal, state, and local laws, regulations, and rules that promote the protection of the environment. While capital expenditures or operating costs for environmental compliance cannot be predicted with certainty, the Company does not currently anticipate that they will have a material effect on its capital expenditures or competitive position in the short term. Available Information The Company’s internet address is https://www.limbachinc.com. The Company makes available, free of charge, on its Internet website copies of the Company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The content of the Company’s website is not incorporated by reference into this annual report on Form 10-K or in any other report or document it files with the SEC, and any references to the Company’s website is intended to be inactive textual references only. Item 1A. Risk Factors You should carefully consider the following risk factors, together with all of the other information included in this Annual Report on Form 10-K. The risks described below are those which we believe are the material risks that we face. Additional risks not presently known to us or which we currently consider immaterial may also have an adverse effect on us. Any risk described below may have a material adverse impact on our business or financial condition. Some statements in this Annual Report on Form 10-K, including such statements in the following risk factors, constitute forward-looking statements. These forward-looking statements are based on our management's current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Risks Related to Our Business and Industry Intense competition in our industry could reduce our market share and profit. The markets we serve are highly fragmented and competitive. The non-residential contracting industry is characterized by numerous companies, many of which are small and whose activities are often geographically concentrated. We compete on the basis of our technical expertise and experience, financial and operational resources, industry reputation and dependability. While we believe our customers consider a number of these factors in awarding available contracts, price is often the principal factor in determining which contractor is selected, especially on smaller, less complex projects. As such, smaller competitors are sometimes able to win bids for such projects based on price alone due to their lower cost and financial return requirements. We expect competition to remain intense for the foreseeable future, presenting us with significant challenges in our ability to 15 maintain strong growth rates and acceptable profit margins. We also expect increased competition from in-house service providers as some of our customers have employees who perform service and maintenance work similar to the services we provide as part of our ODR offering. Vertical consolidation is also expected to intensify competition in the industry. In addition, new and emerging technologies and services are expected to significantly impact the industry in coming years. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits. In addition, our profitability could be impaired if we have to reduce prices to remain competitive. If we do not effectively manage the size and cost of our operations, our existing infrastructure may become either strained or overly-burdened, and we may be unable to increase revenue growth. The growth we have experienced in the past, and that we may experience in the future, may provide challenges to our organization, requiring us to expand our personnel and operations. Future growth, whether organic or through acquisitions, may strain our infrastructure, operations and other managerial and operating resources. We have also experienced severe constriction in the markets in which we operated in the past and, as a result, in our operating requirements. Failing to maintain the appropriate cost structure for a particular economic cycle may result in us incurring costs that affect our profitability. If our business resources become strained or overly-burdensome, our earnings may be adversely affected and we may be unable to increase revenue growth. Further, we may undertake contractual commitments that exceed our labor resources, which could also adversely affect our earnings and ability to increase revenue growth. Our dependence on a limited number of customers could adversely affect our business and results of operations. Due to the size and nature of our regional construction contracts, one or a few customers have in the past, and may in the future, represent a substantial portion of our consolidated revenue and gross profits in any one year or over a period of several consecutive years. For example, for the year ended December 31, 2022, one GCR segment customer accounted for approximately 11% of consolidated total revenue. For the year ended December 31, 2021, two GCR segment customers accounted for approximately 17% and 12% of consolidated total revenue, respectively. Similarly, our backlog frequently reflects multiple contracts for a limited number of customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations; however, our customer base continues to shift to a more ODR-centric direction, which typically yield projects that are of less risk and smaller in nature. Also, a default or delay in payment on a significant scale by a customer may have a material adverse effect on our financial position, results of operations and cash flows. Our contract backlog is subject to unexpected adjustments and cancellations and could be an uncertain indicator of our future earnings. We cannot guarantee that the revenue projected in our contract backlog will be realized or, if realized, will be profitable. Projects reflected in the contract backlog may be affected by project cancellations, scope adjustments, time extensions or other changes. Such changes may materially and adversely affect the revenue and profit we ultimately realize on these projects. Since we bear the risk of cost overruns in most of our contracts, we may experience reduced profits or, in some cases, losses if costs increase above estimates. Our contract prices are established largely upon estimates and assumptions of our projected costs, including assumptions about future economic conditions; prices, including commodities prices; availability of labor; the costs of providing labor, equipment, and materials; and other factors outside of our control. If our estimates or assumptions prove to be inaccurate, due to changing circumstances or our failure to successfully execute the work, cost overruns may occur and we could experience reduced profits or a loss for affected projects. For instance, unanticipated technical problems may arise; we could have difficulty obtaining permits or approvals; local laws, labor costs or labor conditions could change; bad weather could delay construction; prices of raw materials could increase; suppliers or subcontractors may fail to perform as expected; or site conditions may be different than originally anticipated. We are also exposed to increases in energy prices. Additionally, in certain circumstances, we guarantee project completion or the achievement of certain acceptance and performance testing levels by a scheduled date. Failure to meet schedule or performance requirements typically results in additional costs to us, and in some cases may also create liability for consequential and liquidated damages. Performance problems for existing and future projects could also cause our actual results of operations to differ materially from those anticipated and could damage our reputation within the industry and our customer base. In addition, the costs incurred and gross profit realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to: • on-site conditions that differ from those described in the original bid or contract; 16

• failure to include required materials, equipment, or work in a bid, or the failure to properly estimate the quantities or costs needed to complete a lump sum or guaranteed maximum price contract; • contract or project modifications creating unanticipated costs not covered by change orders; • failure by the customer, owner or general contractor to properly approve and authorize change orders for work that is required and as a result, the inability to bill and collect for the value of the work performed; • failure by suppliers, vendors, subcontractors, designers, engineers, consultants, joint venture partners or customers to perform their obligations; • delays in quickly identifying and taking measures to address issues which arise during contract execution; • changes in availability, proximity and costs of materials and equipment, including pipe, sheet metal, other construction materials and mechanical HVAC, electrical and plumbing equipment; • claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; • difficulties in obtaining required governmental permits or approvals; • availability and skill level of workers in the geographic location of a project; • citations issued by any governmental authority, including OSHA; • unexpected labor conditions, shortages or work stoppages causing delays in completion, or acceleration of the contracted work to maintain milestone completion dates, which could cause losses due to not meeting estimated production targets; • installation productivity rates different than the rate that was estimated; • changes in applicable tariffs, laws and regulations; • delays caused by weather conditions; • fraud, theft or other improper activities by suppliers, vendors, subcontractors, designers, engineers, consultants, joint venture partners, customers or our own personnel; and • mechanical or performance problems with equipment. Many of our customer contracts contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. We are not always able to shift this risk to subcontractors. Our experience has been that customers are willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, customers may seek to impose contractual risk-shifting provisions more aggressively, which could increase risks and adversely affect our financial position, results of operations and cash flows. Timing of the award and performance of new contracts could have an adverse effect on our operating results and cash flow. The timing of project awards is unpredictable and outside of our control. Project awards often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors, including a customer’s decision to not proceed with the development of a project, governmental approvals, financing contingencies, commodity prices, environmental conditions, and overall market and economic conditions. We may not win contracts that we have bid upon for any number of reasons, including price, a customer’s perception of our ability to perform, a competitor’s relationships and/or perceived technology advantages held by others. Many of our competitors may be more inclined to take greater or unusual risks or accept terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our revenue is generated from large projects, our results of operations can fluctuate quarterly and annually depending on whether, and when, large project awards occur, as well as the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenue may not be derived from awarded projects as quickly as anticipated. The uncertainty of the timing of project awards may also present difficulties in matching the size of our work crews with project needs. In some cases, we may maintain and bear the cost of more ready work crews than are currently required in anticipation 17 of future needs for existing contracts or expected future contracts. If a project is delayed or an expected project award is not received, we would incur costs that could have a material adverse effect on our anticipated profit. In addition, the timing of the revenue, earnings and cash flows from our contracts in backlog could be delayed by a number of factors, including adverse weather conditions; other subcontractors delaying the progression of proceeding work; delays in receiving material and equipment from suppliers and services from subcontractors; and changes in the scope of work to be performed. Such delays, if they occur, could have material and adverse effects on our operating results for current and future periods until the affected contracts are completed. We may incur significant costs in performing our work in excess of the original project scope and contract amount without having an approved change order. After the award of a contract, we may perform additional work that was not contemplated in our original contract price, at the request or direction of the customer, without the benefit of an approved change order. Our contracts generally afford the customer the right to order such changed or additional work, and typically require the customer to compensate us for the additional work. If we are unable to successfully negotiate a change order, or fail to obtain adequate compensation for these matters, we could be required to record in the current period an adjustment to revenue and profit recognized in prior periods. Such adjustments, if substantial, could have a material adverse effect on our financial position, results of operations and cash flows. Our failure to adequately recover on claims brought by us against contractors, project owners or other project participants for additional contract costs could have a negative impact on our results of operations and financial condition, liquidity and on our credit facilities. In certain circumstances, we assert or have asserted claims against project contractors, owners, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. These types of claims occur due to matters such as delays, inefficiencies or errors caused by others or changes from the initial project scope, all of which may result in additional costs. Often, these claims can be the subject of lengthy negotiations, arbitration or even litigation proceedings, and it is difficult to accurately predict when and on what terms these claims will be ultimately resolved. The potential impact of recoveries for claims may be material in future periods when they, or a portion of them, become probable and estimable or are settled and therefore these claims have the ability to negatively impact our results of operations and financial condition. For example, we could have estimated and reported a profit on a contract over several periods and later determined, that all or a portion of such previously estimated and reported profits were overstated due to the results of the settlement of a claim. If this occurs, the full aggregate amount of the overstatement would be reported for the period in which such determination is made, thereby offsetting all or a portion of any profits from other contracts that would be reported in such period, or even resulting in a loss being reported for such period. On a historical basis and in accordance with generally accepted accounting principles in the United States of America, we have used a detailed process in estimating and accounting for these claims and we believe that we have typically made reliable estimates of such claims. However, given the uncertainties associated with these types of claims, it is possible for actual recoveries to materially and adversely vary from estimates previously made, which may result in reductions or reversals of previously recorded revenue and profits. We could also recognize additional revenue and profits when the final settlements exceed our recorded estimates. In addition, when these types of claims are made, we may use or have used working capital to cover cost overruns pending the resolution of the relevant claims and may incur additional costs when pursuing such potential recoveries. A failure to recover on these types of claims promptly and fully could have a negative impact on our financial position, results of operations, cash flows and liquidity. Moreover, our use of working capital to cover cost overruns related to pending claims may impact our ability to meet our credit agreement covenants or limit the use of our credit agreements. If we default under our credit agreements, it could result in, among other things, us no longer being entitled to borrow under one or more of the credit agreements, acceleration of the maturity of outstanding indebtedness under the agreements, foreclosure on collateral securing the obligations under the agreements or require us to enter into amendments and/or waivers to those credit agreements that may place additional requirements on us and that cost us additional amounts payable to our lenders. We place significant decision making powers with our business units’ management, which presents certain risks that may cause the operating results of individual branches to vary. We operate from various locations across the United States, supported by corporate executives and services, with local business unit management retaining responsibility for day-to-day operations and adherence to applicable laws. We believe that our practice of placing significant decision making powers with local management is important to our successful growth and allows us to be responsive to opportunities and to our customers’ needs. However, this practice can make it difficult to coordinate 18 procedures across our operations and presents certain risks, including the risk that we may be slower or less effective in our attempts to identify or react to problems affecting an important business issue than we would under a more centralized structure, or that we would be slower to identify a misalignment between a subsidiary’s and our overall business strategy. If a subsidiary location fails to follow our compliance policies, we could be made party to a contract, arrangement or situation with exposure to large liabilities or that has less advantageous terms than is typically found across the markets in which we operate. Likewise, inconsistent implementation of corporate strategy and policies at the local level could materially and adversely affect our financial position, results of operations, cash flows and prospects. The operating results of an individual location may differ from those of another location for a variety of reasons, including market size, local customer base, regional construction practices, competitive landscape, regulatory requirements, state and local laws and local economic conditions. As a result, certain of our locations may experience higher or lower levels of profitability and growth than other locations. Acquisitions, divestitures, and other strategic transactions could fail to achieve financial or strategic objectives, disrupt our ongoing business, and adversely impact our results of operations. Recent or potential acquisitions, divestitures, or other strategic transactions may involve a number of risks including, but not limited to: • the transaction may not effectively advance our business strategy, and its anticipated benefits may never materialize; • our ongoing operations may be disrupted, and management time and focus may be diverted; • clients or key employees of an acquired business may not remain, which could negatively impact our ability to grow that acquired business; • integration of an acquired business’s accounting, information technology, human resources, and other administrative systems may fail to permit effective management and expense reduction; • unforeseen challenges may arise in implementing internal controls, procedures, and policies; • any additional indebtedness incurred in connection with an acquisition may impact our financial position, results of operations, and cash flows; and • unanticipated or unknown liabilities may arise related to an acquired business. In connection with acquisitions or divestitures, we may become subject to unanticipated or unknown liabilities. In connection with any acquisitions, we may acquire liabilities or defects such as legal claims, including but not limited to third party liability and other tort claims; claims for breach of contract; employment-related claims; environmental liabilities, conditions or damage; permitting, regulatory or other compliance with law issues; or tax liabilities. If we acquire any of these liabilities, and they are not adequately covered by insurance or an enforceable indemnity or similar agreement from a creditworthy counterparty, we may be responsible for significant out-of-pocket expenditures. In connection with any divestitures, we may incur liabilities for breaches of representations and warranties or failure to comply with operating covenants under any agreement for a divestiture. In addition, we may indemnify a counterparty in a divestiture for certain liabilities of the subsidiary or operations subject to the divestiture transaction. These liabilities, if they materialize, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our future acquisitions may not be successful. We may pursue selective acquisitions to grow our business. We cannot provide assurance that we will be able to identify suitable acquisition targets or that we will be able to consummate acquisitions on terms and conditions acceptable to us, or that acquired businesses will be profitable. Acquisitions may expose us to additional business risks different than those we have traditionally experienced. We also may encounter difficulties or failure to integrate acquired businesses and successfully managing the growth we expect to experience from these acquisitions. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. Future acquisitions could dilute earnings. To the extent we succeed in making acquisitions, a number of risks may result, including: • the assumption of material liabilities (including for environmental-related costs and multiemployer pension plans); • failure of due diligence to uncover situations that could result in legal exposure or to quantify the true liability exposure from known risks; 19

• the diversion of management’s attention from the management of daily operations to the integration of operations; • difficulties in the assimilation and retention of employees, in the assimilation of different cultures and practices, in the assimilation of broad and geographically dispersed personnel and operations, and the retention of employees generally; • the risk of additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls; • the assumption of multiemployer pension plans (“MEPP”) liability in the event of an acquisition with existing unions, and an increased exposure to challenges to the structure of our union and non-union subsidiaries and operations if an open shop business is acquired; and • potential inability to realize the cost savings or other financial benefits anticipated prior to the acquisition. Furthermore, the costs associated with a failed acquisition or attempted acquisition transaction could have an adverse effect on our financial position, results of operations and cash flows. Design/Build and Design/Assist contracts subject us to the risks of design errors and omissions. Design/Build projects provide the customer with a single point of responsibility for both design and construction. When we are awarded these projects, we typically perform the design and engineering work in-house. On other projects, we are not the designer, but provide assistance directly to the project design team. In the event that a design error or omission by us causes damage, there is risk that we, our subcontractors or the respective professional liability or errors and omissions insurance would not be able to absorb the liability. Any liability resulting from an asserted design defect with respect to our projects may have a material adverse effect on our financial position, results of operations and cash flows. If we experience delays and/or defaults in customer payments, we could be unable to recover all expenditures. Due to the nature of our contracts, we sometimes commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures on projects as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making their payments on a project to which we have devoted resources, it could have a material negative effect on our financial position, results of operations and cash flows. Unsatisfactory safety performance may subject us to penalties, affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover. Our work is conducted at offices the Company leases, as well as a variety of sites including construction sites and industrial facilities. Each location is subject to numerous health and safety risks, including electrocutions, fires, explosions, mechanical failures, exposure to hazardous materials, weather-related incidents, motor vehicle and transportation accidents and damage to equipment. In addition, we lease a sizeable fleet of vehicles operated by our employees, and many of our employees operate their personal vehicles in the course and scope of their employment, traveling to and from the sites and our facilities. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages, and could lead to suspension of operations, large damage claims and, in extreme cases, criminal liability. While we have taken what we believe are appropriate precautions to minimize health and safety risks, we have experienced serious incidents in the past and may experience additional incidents in the future. Serious accidents may subject us to penalties, civil litigation or criminal prosecution. Claims for damages to persons, including claims for bodily injury or loss of life, could result in significant costs and liabilities, which could adversely affect our financial position, results of operations and cash flows. In addition, like other companies in our industry, we track our injury history in the form of an Experience Modification Rate (“EMR”). In the event that the EMR associated with certain of our operating units exceeds the minimum threshold set by customers, we may be unable to pursue certain projects. Poor safety performance could also jeopardize our relationships with our customers and harm our reputation. Our inability to properly utilize our workforce could have a negative impact on our profitability. The extent to which we utilize our workforce affects our profitability. Underutilizing our workforce could result in lower gross margins and, consequently, a decrease in our short-term profitability. On the other hand, overutilization of our workforce could negatively impact safety, employee satisfaction, attrition, and project execution, leading to a potential decline in future project awards. The utilization of our workforce is impacted by numerous factors, including: • our estimates of headcount requirements and our ability to manage attrition; • efficiency in scheduling projects and our ability to minimize downtime between project assignments; 20

• productivity; • labor disputes; and • availability of skilled labor at any given time. Our business has union and open shop operations, subjecting the business to risk for labor disputes. We have separate subsidiary employers that have union and non-union operations. There is a risk that our corporate structure and operations in this regard could be challenged by one or more of the unions to which the employees belong. An adverse claim or judgment resulting from such a challenge could have a material adverse effect on our financial position, results of operations and cash flows. Strikes or work stoppages could have a negative impact on our operations and results. We are a party to collective bargaining agreements covering a majority of our craft workforce. Although strikes, work stoppages and other labor disputes have not had a significant impact on our operations or results in the recent past, any such labor actions, or our inability to renew the collective bargaining agreements, could materially and adversely impact our financial position, results of operations and cash flows if they occur in the future. Our business may be negatively affected by our failure to properly execute our business strategy. In order to maintain and grow our business, we must make strategic decisions about our current and future business plans and effectively execute upon those plans. Our principal focus over the past few years, and a focus that we plan to continue in coming years, is the accelerated growth of our ODR segment, which includes maintenance services, small projects, building controls installation and service, building environment management and performance services, and other project opportunities performed direct for building owners. We are focused on expanding the number and breadth of owner relationships that we serve on a direct basis and to leverage these expanded owner-direct relationships to deliver a broad suite of services. We have made substantial investments to expand our ODR segment by increasing the value we can offer to service and maintenance customers. We continue to actively concentrate managerial and sales resources on training and hiring experienced employees to sell and profitably perform ODR work. With our ODR-centric focus, we’ve lessened, and continue to lessen, our resources allocated to our GCR segment and continue to limit the GCR-related work we pursue. Although we believe our ODR-centric focus addresses the needs of our business and its long-term objectives, our strategy is based on certain assumptions and forecasts, which are subject to risks and uncertainties, including whether we have accurately identified the issues, targeted the appropriate market customers, and executed our strategic efforts at the appropriate scale and scope, as well as continuing to do so. Consequently, the continued business transition to an ODR-centric focus may not be successful in yielding the intended results. Our business and financial results may be adversely impacted if we do not successfully execute our business strategy. Our success depends upon the continuing contributions of certain key personnel, each of whom would be difficult to replace. If we lose the benefit of the experience, efforts and abilities of one or more of these individuals, our operating results could suffer. Our continuing success depends on the performance of our management team. We rely on the experience, efforts and abilities of these individuals, each of whom would be difficult to replace. We cannot guarantee the continued employment of any of our key executives who may choose to leave the company for any number of reasons, such as other business opportunities, differing views on strategic direction, etc. If we lose members of our management team, our business, financial position, results of operations, cash flows, and customer base, as well as the market price of our common stock, could be adversely affected. If we are unable to attract and retain qualified managers, employees, joint venture partners, subcontractors and suppliers, we will be unable to operate efficiently, which could reduce our profitability. Our business is labor intensive, and many of our operations experience a high rate of employment turnover. It is often difficult to find qualified personnel in certain geographic areas where we operate. Additionally, our business is managed by a small number of key executive and operational officers. Generally, the industry is facing a shortage of trained, skilled, and qualified management, operational, and field personnel. We may be unable to hire and retain the skilled labor force necessary to operate efficiently and to support our growth strategy or to execute our work in backlog. Changes in general or local economic conditions and the resulting impact on the labor market and on our joint venture partners, subcontractors and suppliers, may make it difficult to attract or retain qualified individuals in the geographic areas where we perform our work. Our labor expenses may increase as a result of a shortage in the supply of skilled and other personnel. Labor shortages, increased labor costs or the loss of key personnel could reduce our profitability and negatively impact our business. Further, our relationship with some customers could suffer if we are unable to retain the employees with whom those customers primarily work and have established relationships. 21

Misconduct by our employees, subcontractors or partners, or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions. Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one or more of our employees, subcontractors, suppliers or partners could have a significant negative impact on our business and reputation. Examples of such misconduct include employee or subcontractor theft, the failure to comply with safety standards, state- specific laws related to automobile operations (including mobile phone usage), customer requirements, environmental laws, Disadvantaged Business Enterprises (“DBE”) regulatory compliance, and any other applicable laws or regulations. While we take precautions to prevent and detect these activities, such precautions may not be effective and are subject to inherent limitations, including human error and fraud. Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, harm our reputation, damage relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions. Failure to provide our services in accordance with professional standards or contractual requirements could expose us to significant monetary damages. Our services often involve professional judgments regarding the planning, design, development, construction, or operations and management of complex facilities. Although we have adopted a range of insurance, risk management, and risk avoidance programs designed to reduce potential liabilities, a catastrophic event at one of our project sites or a completed project, resulting from the services we have performed, could result in significant professional or product liability and warranty or other claims against us, as well as reputational harm. These liabilities could exceed our insurance limits or impact our ability to obtain insurance in the future. Further, even where insurance coverage applies, such policies have limits and deductibles or retentions, which could result in our assumption of exposure for certain amounts with respect to any claim filed against us. In addition, customers or subcontractors who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to uphold their obligations to us. An uninsured claim, either in part or in whole, as well as any claim covered by insurance but subject to a policy limit, high deductible and/or retention, could have a material adverse effect on our business, financial condition, and results of operations. Our dependence on subcontractors and suppliers of equipment and materials could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flow. We rely heavily on third-party subcontractors to perform some, and often a majority, of the work on many of our contracts. We also rely almost exclusively on third-party suppliers to provide the equipment and materials (including pipe, sheet metal and control systems) for our contracts. If we are unable to retain qualified subcontractors or suppliers, or if our subcontractors or suppliers do not perform as anticipated for any reason, our execution and profitability could be harmed. By contract, we remain liable to our customers for the performance or failures of our subcontractors and suppliers. We generally do not bid on projects unless we have commitments from suppliers for the materials and equipment and from subcontractors for the services required to complete the projects at prices that have been included in the bid. Thus, to the extent that we cannot obtain commitments from our suppliers for materials and equipment, and from subcontractors for services needed, or to the extent such commitments are on terms that are adverse to the Company, our ability to bid for contracts may be impaired or we may experience reduced profit or a loss on a contract. In addition, if a supplier or subcontractor is unable to deliver materials, equipment or services according to the negotiated terms of a supply/services agreement for any reason, including the deterioration of our financial condition, we may suffer delays and be required to purchase the materials, equipment and services from another source at a higher price or incur other unanticipated costs. This may reduce the profit to be realized, or result in a loss, on a contract. Price increases in materials could affect our profitability. We purchase materials, including sheet metal, steel and copper piping, electrical conduit, wire and other various materials from numerous sources. We also purchase equipment from various manufacturers. The prices we pay for these materials and equipment may be impacted by transportation costs, government regulations, import duties and tariffs, changes in currency exchange rates, general economic conditions and other circumstances beyond our control. Although we may attempt to pass on certain of these increased costs to our customers, we may not be able to pass all of these cost increases on to our customers. As a result, our margins may be adversely impacted by such cost increases. 22

Changes in energy prices may increase our costs, and we may not be able to pass along increased energy costs to our customers. Energy prices fluctuate based on events outside of our control. We could be adversely affected by limitations on fuel supplies or increases in energy prices that result in higher transportation and equipment operation costs. Although we may be able to pass through the impact of energy price charges to some of our customers, we may not be able to pass all of these cost increases on to our customers. As a result, our margins may be adversely impacted by such cost increases. We may be unable to identify and contract with qualified DBE contractors to perform as subcontractors. Certain of our projects include contract clauses requiring DBE participation. The participation clauses may be in the form of a goal or in the form of a minimum amount of work that must be subcontracted to a DBE firm. If we fail to complete these projects with the minimum DBE participation, we may be held responsible for breach of contract, which may include restrictions on our ability to bid on future projects, as well as monetary damages. To the extent we are responsible for monetary damages, the total costs of the project could exceed the original estimates, we could experience reduced profits or a loss for that project, and there could be a material adverse impact to our financial position, results of operations, cash flows and liquidity. Further, if we contract with a DBE contractor that is not properly qualified to perform a commercially useful function, we could be held responsible for violation of federal, state or local laws related to DBE contracting. Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures of our partners. As part of our business, we are a party to special purpose, project specific joint venture arrangements, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. Success on these joint projects depends upon the various risks discussed elsewhere in this section and on whether our joint venture partners satisfy their contractual obligations. We and our joint venture partners are generally jointly and severally liable for all liabilities and obligations of the joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner’s shortfall. Furthermore, if we are unable to adequately address our partner’s performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduction to our profit on a project. We may be the controlling member of a joint venture; however, to the extent we are not controlling, we may have limited control over certain of the decisions made by the controlling member with respect to the work being performed by the joint venture. The other member(s) may not be subject to the same compliance and regulatory requirements. While we have processes and controls intended to mitigate risks associated with our joint ventures, to the extent the controlling member makes decisions that negatively impact the joint venture it could have a material adverse effect on our financial position, results of operations, cash flow and profits. A significant portion of our business depends on our ability to provide surety bonds. Any difficulties in the financial and surety markets may cause a material adverse effect on our bonding capacity and availability. Certain of our projects require construction surety bonds (bid, payment, and performance bonds). Historically, surety market conditions have experienced times of difficulty as a result of significant losses incurred by surety companies stemming from macroeconomic trends outside of our control. Consequently, during times when less overall bonding capacity is available in the market, surety terms have become more expensive and more restrictive. We cannot guarantee our ability to maintain a sufficient level of bonding capacity in the future, which could preclude our ability to bid for certain contracts or successfully contract with some customers. Additionally, even if we continue to be able to access bonding capacity to sufficiently bond future work, we may be required to post collateral to secure bonds, which would decrease the liquidity we would have available for other purposes. Our surety providers are under no commitment to guarantee our access to new bonds in the future; thus, our ability to access or increase bonding capacity is at the sole discretion of our surety providers. If our surety companies were to limit or eliminate our access to bonds, the alternatives would include seeking bonding capacity from other surety companies, increasing business with clients that do not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. As such, if we were to experience an interruption or reduction in the availability of bonding capacity, it is likely we would be unable to compete for or work on certain projects. 23

Our insurance policies against many potential liabilities require high deductibles. Additionally, difficulties in the insurance markets may adversely affect our ability to obtain necessary insurance. Although we maintain insurance policies with respect to certain of our related exposures, certain of these policies are subject to high deductibles; as such, we are, in effect, self-insured for substantially all of our typical claims. Our estimates of liabilities for unpaid claims and associated expenses and the appropriateness of the estimated liability are reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents that have occurred but are not reported, and the effectiveness of our health, safety and quality programs. Our accruals are based on known facts, historical trends (both internal trends and industry averages) and our reasonable estimate of our future expenses. We believe our accruals are adequate. However, our risk management strategies and techniques may not be fully effective in mitigating the risk exposure in all market environments or against all types of risk. If any of the variety of instruments, processes or strategies we use to manage our exposure to various types of risk are not effective, we may incur losses that are not covered by our insurance policies (including potential punitive damages awards) or that exceed our accruals or coverage limits. Additionally, in recent years, insurance markets have become more expensive and restrictive. Also, our prior casualty loss history might adversely affect our ability to procure insurance within commercially reasonable ranges. As such, we may not be able to maintain commercially reasonable levels of insurance coverage in the future, which could preclude our ability to work on many projects. Our insurance providers are under no commitment to renew our existing insurance policies in the future; therefore, our ability to obtain necessary levels or kinds of insurance coverage are subject to market forces outside our control. If we are unable to obtain necessary levels of insurance, we likely would be unable to compete for or work on most projects. Our use of the cost-to-cost method of accounting could result in a reduction or reversal of previously recorded revenue or profits. A material portion of our revenue is recognized using the cost-to-cost method of accounting, which results in recognizing contract revenue and earnings ratably over the contract term in the proportion that our actual costs bear to our estimated contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenue, costs and profitability. We review our estimates of contract revenue, costs and profitability on an ongoing basis. Prior to contract completion, we may adjust our estimates on one or more occasions as a result of change orders to the original contract, collection disputes with the customer on amounts invoiced, or claims against the customer for increased costs incurred due to customer-induced delays and other factors. Contract losses are recognized in the fiscal period in which the loss is determined. Contract profit estimates are also adjusted in the fiscal period in which it is determined that an adjustment is required. As a result of the requirements of the cost-to-cost method of accounting, the possibility exists, for example, that we could have estimated and reported a profit on a contract over several periods and later determined, usually near contract completion, that all or a portion of such previously estimated and reported profits were overstated. If this occurs, the full aggregate amount of the overstatement will be reported for the period in which such determination is made, thereby offsetting all or a portion of any profits from other contracts that would be reported in such period, or even resulting in a loss being reported for such period. On a historical basis, in most business units, we believe that we have typically made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to materially and adversely vary from estimates previously made, which may result in reductions or reversals of previously recorded revenue and profits. Earnings for future periods may be impacted by impairment charges for goodwill and intangible assets. We carry a significant amount of goodwill and identifiable intangible assets on our consolidated balance sheets. Goodwill is the excess of purchase price over the estimated fair value of the net assets of acquired businesses. We assess goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred. We may determine in the future that a significant impairment has occurred in the value of our unamortized intangible assets or fixed assets, which could require us to write off a portion of our assets and could adversely affect our financial condition or reported results of operations. Contractual warranty obligations could adversely affect our profits and cash flow. We often warrant the services provided, typically as a function of contract, guaranteeing the work performed against defects in workmanship and the material we supply. If warranty claims occur, we could be required to repair or replace warrantied work in place at our cost. In addition, our customers may elect to repair or replace the warrantied item by using the services of another provider and require us to pay for the cost of the repair or replacement. Costs incurred as a result of warranty claims could adversely affect our financial position, results of operations and cash flows. 24

Recent and potential changes in U.S. trade policies and retaliatory responses from other countries may significantly increase the costs or limit supplies of raw materials and products used in our operations. The U.S. federal government has in recent years imposed new or increased tariffs or duties on an array of imported materials and goods that are used in connection with our operations. Foreign governments and trading blocs have responded by imposing or increasing tariffs, duties and/or trade restrictions on U.S. goods, and may, from time to time, consider other measures. These trade conflicts and related escalating governmental actions that result in additional tariffs, duties and/or trade restrictions could increase our operating costs, cause disruptions or shortages in our supply chains and/or negatively impact the U.S., regional or local economies in which we operate, and, individually or in the aggregate, materially and adversely affect our business and our consolidated financial statements. Rising inflation and/or interest rates, or deterioration of the United States economy could have a material adverse effect on our business, financial condition and results of operations. Economic factors, including inflation and fluctuations in interest rates, recession and fears of recession could have a negative impact on our business. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. To the extent that Congress is unable to lower United States debt substantially or effectively increase the debt limit, a decrease in federal spending could result, which could negatively impact the ability of government agencies to fund existing or new infrastructure projects. Further, to the extent that Congress invests additional amounts in infrastructure during periods of labor shortages or supply chain disruptions, it may increase our costs or cause us not to find suitable labor, supplies, machinery or raw materials. In addition, all of such actions could have a material adverse effect on the financial markets and economic conditions in the United States and throughout the world, which may limit our ability and the ability of our customers to obtain financing and/or could impair our ability to execute our acquisition strategy. These and related economic factors could have a material adverse effect on our financial position, results of operations, cash flows and liquidity. The ongoing military conflict between Ukraine and Russia has caused unstable market and economic conditions and is expected to have additional global consequences, such as heightened risks of cyberattacks. Our business, financial condition, and results of operations may be materially adversely affected by the negative global and economic impact resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a large-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led and could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in credit and capital markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. Various Russian actions have led to sanctions and other penalties being levied by the U.S., the European Union, and other countries, as well as other public and private actors and companies, against Russia and certain other geographic areas, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, expansive bans on imports and exports of products to and from Russia (including imports of Russian oil, liquefied natural gas and coal) and a ban on exportation of U.S. denominated banknotes to Russia or persons located therein. These disruptions in the oil and gas markets have caused, and could continue to cause, significant volatility in energy prices, which could have a material effect on our business. Additional potential sanctions and penalties have also been proposed and/or threatened. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia, as a retaliatory action, may launch cyberattacks against the United States, its government, infrastructure and businesses. On March 21, 2022, President Biden’s administration issued warnings about the potential for Russia to engage in malicious cyber activity against the United States in response to the economic sanctions that have been imposed. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Prolonged unfavorable economic conditions or uncertainty as a result of the military conflict between Russia and Ukraine may adversely affect our business. Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly. Borrowings under our A&R Wintrust Credit Agreement (as defined below) are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though any amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our 25 indebtedness, will correspondingly decrease. As of the December 31, 2022, we had $21.8 million of available borrowing capacity (with zero drawn) under the A&R Wintrust Revolving Loan (as defined below) and $21.5 million outstanding under the A&R Wintrust Term Loan (as defined below). In addition, we have entered into an interest rate swap on our A&R Wintrust Term Loan that involves the exchange of variable for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk and could be subject to credit risk themselves. Failure to remain in compliance with covenants under our debt and credit agreements or service our indebtedness could adversely impact our business. Our A&R Wintrust Credit Agreement and other debt obligations include certain debt covenants, some of which are financial in nature, are further described in “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K. Our failure to comply with any of these covenants, or to pay principal, interest or other amounts when due thereunder, would constitute an event of default under the applicable agreements. Under certain circumstances, the occurrence of an event of default under one of these agreements (or the acceleration of the maturity of the indebtedness under one of these agreements) may constitute an event of default under one or more of our other debt or surety agreements. Default under our debt agreements could result in, among other things, us no longer being entitled to borrow under one or more of the agreements, acceleration of the maturity of outstanding indebtedness under the agreements, and/or foreclosure on any collateral securing the obligations under the agreements. If we are unable to service our debt obligations, or if we are unable to comply with our financial or other debt covenants, and our indebtedness would become immediately due and payable, and we could be forced to curtail our operations, reorganize our capital structure (including through bankruptcy proceedings), or liquidate some or all of our assets in a manner that could cause holders of our securities to experience a partial or total loss of their investment. We may not be able to generate sufficient cash flow to meet all of our existing or potential future debt service obligations. Our ability to meet all of our existing or potential future debt service obligations (including those under our A&R Wintrust Credit Agreement, pursuant to which we may incur significant indebtedness), to refinance our existing or potential future indebtedness, and to fund our operations, working capital, acquisitions, capital expenditures, and other important business uses, depends on our ability to generate sufficient cash flow in the future. Our future cash flow is subject to, among other factors, general economic, industry, financial, competitive, operating, legislative and regulatory conditions, many of which are beyond our control. We cannot assure that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us on favorable terms, or at all, in amounts sufficient to enable us to meet all of our existing or potential future debt service obligations, or to fund our other important business uses or liquidity needs. Furthermore, if we incur additional indebtedness in connection with future acquisitions or for any other purpose, our existing or potential future debt service obligations could increase significantly and our ability to meet those obligations could depend, in large part, on the returns from such acquisitions or projects, as to which no assurance can be given. Furthermore, our obligations under the terms of our borrowings could impact us negatively. For example, such obligations could: • limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; • restrict us from making strategic acquisitions or cause us to make non-strategic divestitures; • increase our vulnerability to general economic and industry conditions; and • require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our borrowings, thereby reducing our ability to use cash flow to fund our operations, capital expenditures and future business opportunities. We may also refinance all or a portion of our indebtedness at or prior to the scheduled maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things, (i) our business, financial condition, liquidity, results of operations, and then-current market conditions; and (ii) restrictions in the agreements governing our indebtedness. As a result, we may not be able to refinance any of our indebtedness or obtain additional financing on favorable terms, or at all. If we do not generate sufficient cash flow from operations and additional borrowings or refinancings are not available to us, we may be unable to meet all of our existing or potential future debt service obligations. As a result, we would be forced to take other actions to meet those obligations, such as raising equity or delaying capital expenditures, any of which could have a 26 material adverse effect on us. Furthermore, we cannot assure that we will be able to effect any of these actions on favorable terms, or at all. Our obligation to contribute to multiemployer pension plans could give rise to significant expenses and liabilities in the future. We contribute to approximately 40 multiemployer pension plans in the United States under collective bargaining agreements that generally provide pension benefits to employees covered by these agreements. Approximately 54% of our current employees are members of collective bargaining units. Our contributions to these plans were approximately $12.6 million for the year ended December 31, 2022 and $14.3 million for the year ended December 31, 2021. The costs of providing benefits through such plans have increased in recent years. The amount of any increase or decrease in our required contributions to these multiemployer pension plans will depend upon many factors, including the outcome of collective bargaining, actions taken by trustees who manage the plans, government regulations, the actual return on assets held in the plans and the potential payment of a withdrawal liability. Based upon the information available to us from the multiemployer pension plans’ administrators, we believe that some of these multiemployer pension plans are underfunded. The unfunded liabilities of these plans may result in required increased future payments by us and the other participating employers. Underfunded multiemployer pension plans may impose a surcharge requiring additional pension contributions. Our risk of such increased payments may be greater if any of the participating employers in these underfunded plans withdraws from the plan and is not able to contribute an amount sufficient to fund the unfunded liabilities associated with its participants in the plan. With limited exception, an employer who is obligated under a collective bargaining agreement to contribute to a multiemployer pension plan is liable, upon termination of such contribution obligation to the plan or withdrawal from a plan, for its proportionate share of the plan’s unfunded vested pension liabilities. In the event that we withdraw from participation in a plan, applicable law could require us to make withdrawal liability contributions to such plan, and we would have to reflect that liability and the related expense in our consolidated financial statements. Our withdrawal liability payable to an individual multiemployer pension plan would depend on the extent of the plan’s funding of vested benefits. While we currently have no intention of withdrawing from a plan, and underfunded plan obligations have not affected our operations in the past, there can be no assurance that we will not be required to make material cash contributions to one or more of these plans in the future. If the multiemployer pension plans in which we participate have significant underfunded liabilities, such underfunding could increase the size of our potential withdrawal liability. No liability for underfunding of multiemployer pension plans was recorded in our consolidated financial statements for the years ended December 31, 2022 or 2021. Increases in healthcare costs could adversely affect our financial results. The costs of providing employee healthcare benefits have steadily increased over a number of years due to, among other things, rising healthcare costs and legislative requirements. Because of the complex nature of healthcare laws, as well as periodic healthcare reform legislation adopted by Congress, state legislatures, and municipalities, we cannot predict with certainty the future effect of these laws on our healthcare costs. Continued increases in healthcare costs or additional costs created by future health care reform laws adopted by Congress, state legislatures, or municipalities could adversely affect our results of operations and financial position. Our business may be affected by the work environment. We perform our work under a variety of conditions, including but not limited to, difficult terrain, difficult site conditions, and busy urban centers where delivery of materials and availability of labor may be impacted, clean-room environments where strict procedures must be followed, and sites which contain harsh or hazardous conditions, refineries and other process facilities. Performing work under these conditions can increase the cost of such work or negatively affect efficiency and, therefore, our profitability. A pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate or that otherwise impacts our facilities or suppliers could adversely impact our business. If a pandemic, epidemic, or outbreak of an infectious disease, including the outbreak of any respiratory illness caused by COVID-19, or other public health crisis were to affect our markets or facilities or those of our suppliers, or customers, our business could be adversely affected. Consequences of a pandemic, epidemic or other infectious disease may include disruptions in or restrictions on our ability to travel. If such an infectious disease broke out at one or more of our offices, facilities or work sites, our operations may be adversely and materially affected, our productivity may be affected, our ability to 27 complete projects in accordance with our contractual obligations may be affected, and we may incur increased labor and materials costs. If the customers with which we contract are affected by an outbreak of infectious disease, GCR and ODR work may be delayed or cancelled, and we may incur increased labor and materials costs. If our subcontractors with whom we work were affected by an outbreak of infectious disease, our labor supply may be affected and we may incur increased labor costs. In addition, we may experience difficulties with certain suppliers or with vendors in their supply chains, and our business could be affected if we become unable to procure essential equipment, supplies or services in adequate quantities and at acceptable prices. Further, infectious outbreaks have and could in the future cause disruption to the U.S. economy, or the local economies of the markets in which we operate, and may cause shortages of building materials, increased costs associated with obtaining building materials, affect job growth and consumer confidence, or cause economic changes, including the possibility of an economic recession or inflation, that we cannot anticipate. Overall, the potential impact of a pandemic, epidemic or outbreak of an infectious disease with respect to our markets or our facilities is difficult to predict and could adversely impact our business. In response to the COVID-19 situation, federal, state and local governments (or other governments or bodies) initially placed restrictions on travel and conducting or operating business activities including vaccine or mask mandates. Those restrictions continue to vary depending on the state and local regulations applicable to that geography and we believe may continue to evolve in the future. We have been and will continue to be impacted by those restrictions. Given that the type, degree and length of such restrictions are not known at this time, we cannot predict the overall impact of such restrictions on us, our customers, our subcontractors and supply chain, others that we work with or the overall economic environment. As such, the impact these restrictions may have on our financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact may be material. In addition, due to the speed with which the COVID-19 situation is developing and evolving, there is uncertainty around its ultimate impact on public health, business operations and the overall economy, including the possibility that we may continue to experience adverse impacts to our business as a result of an economic recession that occurs after the virus has subsided; therefore, the negative impact on our financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact may be material. COVID-19 vaccination mandates applicable to us and certain of our employees may result in our inability to pursue certain work, an increase in attrition rates or absenteeism within our labor force, challenges securing future labor needs, inefficiencies connected to employee turnover, and costs associated with implementation and on-going compliance, which could have an adverse impact on our business and results of operations. It is possible that government authorities or private companies may impose vaccine mandates, employee testing or other similar requirements on us. It is currently not possible to predict with certainty the exact impact that government or private driven vaccine mandates will have on our business or workforce. However, the implementation of these requirements may result in our inability to pursue certain work, an increase in attrition rates or absenteeism within our labor force, challenges securing future labor needs, inefficiencies connected to employee turnover, and costs associated with implementation and on-going compliance, which could have an adverse effect on our business, financial condition, and results of operations. Future climate change could adversely affect us. Greenhouse gas (“GHG”) emissions are driving global climate change that is expected to have various impacts on our operations, ranging from more frequent extreme weather events to extensive governmental policy developments and shifts in our customers’ preferences, which have the potential individually or collectively to significantly disrupt our business as well as negatively affect our suppliers, independent contractors and customers. Experiencing or addressing the various physical, regulatory and adaptation/transition risks from climate change may significantly reduce our revenue and profitability, or cause us to generate losses. For instance, incorporating greater resource efficiency into our solutions, whether to comply with upgraded building codes or recommended practices given a region’s particular exposure to climate conditions, or undertaken to satisfy demand from increasingly environmentally conscious customers or to meet our own sustainability goals, often raises our costs. In evaluating whether to implement voluntary improvements, we also consider that choosing not to enhance our buildings’ resource efficiency can make them less attractive to municipalities, and increase the vulnerability of customers in our communities to rising energy and water expenses and use restrictions. We weigh the impact of the costs associated with offering more resource-efficient products against our priorities of generating higher returns and delivering solutions that are affordable to our customers. In balancing these objectives, we may determine we need to absorb most or all of the additional operating costs that come with making our solutions more efficient, which may be substantial for us. Beyond the commercial pressures implicated by climate change concerns, our operations in any of our served markets may face its potential adverse physical effects. While we have safety protocols in place for our construction sites and take steps to safeguard our administrative functions, we can provide no assurance that we or our suppliers or other partners can successfully operate in areas experiencing a significant weather event or natural disaster, and we or they may be more impacted and take longer, and with higher costs, to resume operations in an affected location than other businesses, depending on the nature of the event or other circumstances. 28

International, federal, state and local authorities and legislative bodies have issued, implemented or proposed regulations, penalties, standards or guidance intended to restrict, moderate or promote activities consistent with resource conservation, GHG emission reduction, environmental protection or other climate-related objectives. Compliance with those directed at or otherwise affecting our business or our suppliers’ (or their suppliers’) operations, products or services, could increase our costs or delay or complicate our solutions, for example, due to a need to reformulate or redesign building materials or components, or source updated or upgraded items or equipment, or specially trained or certified independent contractors, in limited or restricted supply. Adapting to or transitioning from the use of certain items or methods in construction or other solutions, or adjusting the products we offer to our customers, whether due to climate-related governmental rules or our supply chain, market dynamics or consumer preferences, can negatively affect our costs and profitability, production operations in affected markets and customer satisfaction during the transition period, which could be prolonged. Climate change is an intrinsically complex global phenomenon with inherent residual risks across its physical, regulatory and adaptation/transition dimensions that cannot be mitigated given their wide-ranging, (sometimes unexpectedly) interdependent and largely unpredictable potential scope, nature, timing or duration. Therefore, we cannot provide any assurance that we have or can successfully prepare for, or are or will be able to reduce or manage, any of them to the extent they may arise. In addition, we may experience substantial negative impacts to our business if an unexpectedly severe weather event or natural disaster damages our operations or those of our suppliers or independent contractors in our primary markets or from the unintended consequences of regulatory changes that directly or indirectly impose substantial restrictions on our activities or adaptation requirements. Increasing scrutiny and changing expectations from investors and customers with respect to our environmental, social and governance practices may impose additional costs on us or expose us to reputational or other risks. Investors have increased their emphasis on the environmental, social and governance ("ESG") practices of companies across all industries, including the environmental impact of operations and human capital management. Certain stockholders use third- party benchmarks or scores to measure a company’s ESG practices and decide whether to invest in its common stock or engage with the company to require changes to its practices. In addition, our customers may evaluate our ESG practices or require that we adopt certain ESG policies as a condition of awarding contracts. A failure to comply with investor or customer expectations and standards, which are evolving and vary considerably, or the perception that we have not responded appropriately to the growing concern for ESG issues, could result in reputational harm to our business and could have an adverse effect on us. In addition, organizations that provide ratings information to investors on ESG matters may assign unfavorable ratings to us or our industry, which may lead to negative investor sentiment and the diversion of investment capital to other companies or industries, which could have a negative impact on our stock price and our costs of capital. We are susceptible to adverse weather conditions, which may harm our business and financial results. Our business may be adversely affected by severe weather in areas where we have significant operations. Repercussions of severe weather conditions may include: • curtailment of services; • suspension of operations; • inability to meet performance schedules in accordance with contracts and potential liability for liquidated damages; • injuries or fatalities; • weather related damage to facilities; • disruption of information systems; • inability to receive machinery, equipment and materials at jobsites; and • loss of productivity. 29

Information technology system failures, network disruptions or cyber security breaches could adversely affect our business. We use sophisticated information technology systems, networks, and infrastructure in conducting some of our day-to-day operations and providing services to certain customers, including technology used for building designs, project modeling and scheduling. Information technology system failures, including suppliers’ or vendors’ system failures, could disrupt our operations by causing transaction errors, processing inefficiencies, the loss of customers, other business disruptions, or the loss of employee personal information. In addition, these systems, networks, and infrastructure may be vulnerable to deliberate cyber-attacks that interfere with their functionality or the confidentiality of our data or information or our customers’ data or information. Increasingly advanced cyber-attacks against rapidly evolving computer technologies pose a risk to the security of our systems, networks, information and data. Likewise, cyber incidents, including malicious cyber-attacks perpetrated on our employees and cyber incidents caused by third parties surreptitiously accessing our systems by other means, pose a risk to the security of the systems, networks, information and data of ours, our customers, subcontractors and suppliers. Despite efforts to protect confidential business information, personal data of ours, our customers, employees, suppliers and subcontractors, our information technology systems and those of our third-party service providers may be subject to system breaches. System breaches can lead to disclosure, modification and destruction of proprietary business data, personally identifiable information, other sensitive information, production downtime or loss of business, and damage to our reputation, competitiveness and operations. Of special note is our risk when implementing new capabilities. As we implement new systems, many times both new and old systems run in parallel until all processes have successfully transferred to the new system and thorough testing has been performed. These events could impact our customers, suppliers, subcontractors, employees, our financial reporting and our reputation and lead to financial losses from remediation actions, loss of business or potential liability, or an increase in expense, all of which may have a material adverse effect on our business. We have subsidiary operations throughout the United States and are exposed to multiple state and local regulations, as well as federal laws and requirements applicable to government contractors. Changes in laws, regulations or requirements, or a material failure of any of our subsidiaries or us to comply with any of them, could increase our costs and have other negative impacts on our business. As of December 31, 2022, our business units operate in 21 states, which exposes us to a variety of state and local laws and regulations, particularly those pertaining to contractor licensing requirements. These laws and regulations govern many aspects of our business, and there are often different standards and requirements in different locations. In addition, our subsidiaries that perform work for federal government entities are subject to additional federal laws and regulatory and contractual requirements. Changes in any of these laws, or any subsidiary’s material failure to comply with them, can adversely impact our operations by, among other things, increasing costs, distracting management’s time and attention from other items, and harming our reputation. As Federal Government Contractors under applicable federal regulations, our subsidiaries are subject to a number of rules and regulations, and our contracts with government entities are subject to audit. Violations of the applicable rules and regulations could result in a subsidiary being barred from future government contracts. Federal Government Contractors must comply with many regulations and other requirements that relate to the award, administration and performance of government contracts. A violation of these laws and regulations could result in imposition of fines and penalties, the termination of a government contract, or debarment from bidding on government contracts in the future. Further, despite our decentralized nature, a violation at one of our locations could impact the ability of the other locations to bid on and perform government contracts; additionally, because of our decentralized nature, we face risk in maintaining compliance with all local, state and federal government contracting requirements. Prohibition against bidding on future government contracts could have an adverse effect on our financial position, results of operations and cash flows. Past and future environmental, safety and health regulations could impose significant additional costs on us that reduce our profits. The systems we install are subject to various statutes and regulations. There can be no assurance that the regulatory environment in which we operate will not change significantly in the future. Various local, state and federal laws and regulations impose licensing standards on technicians who install and service HVAC systems. And additional laws, regulations and standards apply to contractors who perform work that is being funded by public money, particularly federal public funding. Our failure to comply with these laws and regulations could subject us to substantial fines, the loss of licenses or potential debarment from future publicly funded work. It is impossible to predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our operations. 30

Our failure to comply with immigration laws and labor regulations could affect our business. In certain markets, we rely heavily on our immigrant labor force. We have taken steps that we believe are sufficient and appropriate to ensure compliance with immigration laws. However, we cannot provide assurance that our management has identified, or will identify in the future, all undocumented immigrants who work for us. The failure to identify such illegal immigrants may result in fines or other penalties being imposed upon us, which could have a material adverse effect on our financial position, results of operations and cash flows. Risks Related to Ownership of Our Common Stock The price of our common stock may be volatile. The market price of our common stock has been volatile and may be volatile in the future, and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things: • actual or anticipated variations in our quarterly results of operations; • recommendations by securities analysts; • operating and stock price performance of other companies that investors deem comparable to us; • political and economic conditions, such as a recession; • news reports relating to trends, concerns and other issues in the financial services industry generally; • perceptions in the marketplace regarding us and/or our competitors; • the addition or departure of key personnel; • new technology used, or services offered, by competitors; and • changes in government regulations. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management. Future sales of our common stock may cause our common stock price to decline. Any transfer or sales of substantial amounts of our common stock in the public market or the perception that such transfer or sales might occur may cause the market price of our common stock to decline. As of March 7, 2023, we had an aggregate of 10,449,689 shares of our outstanding common stock, of which 1,351,803 shares were held by our current directors and officers. There were no holders of greater than 10% of our common stock as of March 7, 2023. If a substantial number of these shares are sold in the public market, the trading price of our common stock may decline. In addition, our board has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. Future equity issuances could result in dilution, which could cause our common stock price to decline. We are generally not restricted from issuing additional shares of our common stock, up to the 100,000,000 shares of voting common stock authorized by our second amended and restated certificate of incorporation, which could be increased by a vote of the holders of a majority of our shares. In addition, we may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock. 31

If equity research analysts publish unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline. The trading market for our common stock could be affected by equity research analysts’ research or reports about us and our business. The price of our stock could decline if one or more securities analysts downgrade our stock or if analysts issue other unfavorable commentary about us or our business. In addition, if any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid. We have not declared any dividends on our common stock to date and have no expectation of doing so in the foreseeable future. The payment of cash dividends on our common stock rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, unencumbered cash, capital requirement and our financial condition, as well as other relevant factors. To date, we have not paid dividends on our common stock nor do we anticipate that we will pay dividends in the foreseeable future. As of December 31, 2022, we do not have any preferred stock outstanding that has any preferential dividends. Provisions in our organizational documents and Delaware or certain other state laws could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions of our Certificate of Incorporation and our bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed in part to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms. Our Certificate of Incorporation and our bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following: • Board of Directors’ vacancies. Our Certificate of Incorporation authorizes our Board of Directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board of Directors is permitted to be set only by a resolution adopted by a majority vote of our Board of Directors, provided the number of directors may not be fewer than one and not more than nine. These provisions prevent a stockholder from increasing the size of our Board of Directors and then gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board of Directors but promotes continuity of management. • Classified board. Our Certificate of Incorporation provides that our Board of Directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. • Stockholder action: special meetings of stockholders. Our Certificate of Incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Further, our bylaws provide that special meetings of our stockholders may be called only by the chairperson of our Board of Directors, our President and Chief Executive Officer or our Board of Directors pursuant to a resolution of a majority of our Board of Directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors. • Advance notice requirements for stockholder proposals and director nominations. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder's notice. In addition, any stockholder nomination must meet the requirements of Rule 14a-19(b) under the Exchange Act. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also 32 discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company. • Directors removed only for cause. Our Certificate of Incorporation provides that stockholders may remove directors only for cause, which may delay the ability of our stockholders to remove directors from our Board of Directors. • Issuance of undesignated preferred stock. Following the repurchase of all of our previously issued shares of Class A Preferred Stock, our Board of Directors has the authority, without further action by the stockholders, to issue up to 600,000 additional shares of undesignated preferred stock with rights and preferences, including voting rights, designated time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means. • Amendment of charter provisions. Any amendment of the above provisions in our Certificate of Incorporation requires approval by holders of at least 66.67% of our outstanding common stock. • No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting. • Choice of forum. Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine. This provision is not intended to apply to claims arising under the Securities Act and the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the provision in such respect, and our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Risks Related to Ownership of Our Warrants We may amend the terms of the $15 Exercise Price (defined below) in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding $15 Exercise Price Warrants. We previously issued warrants that were initially issued to 1347 Investors LLC, our sponsor (the “Sponsor”) in a private placement concurrently with the closing of our initial public offering and are exercisable for one share of common stock at an exercise price of $15.00 per share (the “$15 Exercise Price Warrants”). The $15 Exercise Price Warrants were issued in registered from under the Warrant Agreement dated July 15, 2014, between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Warrant Agreement provides that the terms of such $15 Exercise Price Warrants may be amended without the consent of any holder to cure any ambiguity, correct or supplement any defective provision, or add, or change any other provision with respect to matters or questions arising under the Warrant Agreement that the parties deem necessary or desirable, but requires the approval by the holders of at least a majority of the then outstanding $15 Exercise Price Warrants, voting together as a single class, to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of such $15 Exercise Price Warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding $15 Exercise Price Warrants approve of such amendment. Although our ability to amend the terms of such $15 Exercise Price Warrants with the consent of at least a majority of the then outstanding $15 Exercise Price Warrants is unlimited, examples of such amendments could be amendments to among other things, increase the exercise price of such $15 Exercise Price Warrants, convert such $15 Exercise Price Warrants into stock, or cash, shorten the exercise period or decrease the number of warrant shares issuable upon exercise of each such $15 Exercise Price Warrant. We may redeem unexpired $15 Exercise Price Warrants prior to their exercise at a time that is disadvantageous to holders, thereby making those warrants worthless. The $15 Exercise Price Warrants are not redeemable by us so long as they are held by their initial purchasers or their permitted transferees. However, if the $15 Exercise Price Warrants are sold to you and you are not a permitted transferee under the terms of the $15 Exercise Price Warrants, we will have the ability to redeem such outstanding warrants at any time prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of common stock equals or exceeds $24.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we give notice of redemption. If and when such $15 Exercise Price Warrants become redeemable by us, we may exercise our redemption right 33 even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of such outstanding $15 Exercise Price Warrants could force you (i) to exercise your warrants and pay the exercise price thereof at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then current market price when you might otherwise wish to hold your warrants of (iii) to accept the nominal redemption price which, at the time the outstanding $15 Exercise Price Warrants are called for redemption, is likely to be substantially less than the market value of your warrants. General Risk Factors Failure or circumvention of our disclosure controls and procedures or internal controls over financial reporting could seriously harm our financial condition, results of operations, and business. We plan to continue to maintain and strengthen internal controls and procedures to enhance the effectiveness of our disclosure controls and internal controls over financial reporting. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. Any failure of our disclosure controls and procedures or internal controls over financial reporting could harm our financial condition and results of operations. Our management has concluded that our disclosure controls and procedures and internal control over financial reporting are effective. However, if we are unable to establish and maintain effective disclosure controls and internal control over financial reporting or have material weaknesses in our internal control over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired, and the market price of our securities may be negatively affected. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. However, if we were unable to maintain effective internal control over financial reporting, or if we identify additional material weaknesses in our internal control over financial reporting, our management would be unable to assert in future reports that our disclosure controls and procedures and our internal control over financial reporting are effective. This could cause investors, counterparties and customers to lose confidence in the accuracy and completeness of our financial statements and reports and have a material adverse effect on our liquidity, access to capital markets and perceptions of our creditworthiness and/or a decline in the market price of our common stock. In addition, we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources. These events could have a material adverse effect on our business, financial condition and results of operations. Actual and potential claims, lawsuits and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition. We have been and will continue to be named as a defendant in legal proceedings claiming damages in connection with the operation of our business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers’ compensation, employment law violations and/or discrimination, breach of contract, or property damage. In addition, we may be subject to lawsuits involving allegations of violations of the Fair Labor Standards Act and state wage and hour laws. We may also face allegations of violations of applicable securities laws, including the possibility of class action lawsuits. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. We also are, and will likely continue to be from time to time, a plaintiff in legal proceedings against customers, or will pursue claims against our customers prior to litigation in which we seek to recover payment of contractual amounts we are owed, as well as claims for increased costs we incur. When appropriate, we will establish provisions against possible exposures, and adjust these provisions from time to time according to ongoing exposure. If the assumptions and estimates related to these exposures prove to be inadequate or inaccurate, we could experience a reduction in our profitability and liquidity and a weakening of our financial condition. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating the business. Force majeure events, including natural disasters and terrorists’ actions, could negatively impact our business, which may affect our financial position, results of operations or cash flows. Force majeure, or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, terrorist actions, and state and federal government shutdowns, could negatively impact us. We attempt to negotiate contract language seeking to mitigate force majeure events in both public and private client contracts. When successful, we remain obligated to perform our services after most extraordinary events subject to relief that may be available pursuant to a force majeure clause. If we are not able to react quickly to force majeure events, our operations may be affected significantly, which may have a negative impact on our financial position, results of operations and cash flows. 34

Deliberate, malicious acts, including terrorism and sabotage, could damage our facilities, disrupt our operations or injure employees, contractors, customers or the public and result in liability to us.

Intentional acts of theft, vandalism and destruction could damage or destroy our facilities, as well as the materials and equipment our labor forces are installing, thereby reducing our operational production capacity and requiring us to repair or replace facilities or installed work at substantial cost. Additionally, employees, contractors and the public could suffer substantial physical injury from acts of terrorism for which we could be liable. Governmental authorities may also impose security or other requirements that could make our operations more difficult or costly. The consequences of any such actions could adversely affect our financial position, results of operations and cash flows.

A change in tax laws or regulations of any federal or state jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our financial position, results of operations, cash flows and liquidity.

We continue to assess the impact of various U.S. federal or state legislative proposals that could result in a material increase to our U.S. federal or state taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were to be enacted, or if modifications were to be made to certain existing regulations, the consequences could have a material adverse impact on us, including increasing our tax burden, increasing the cost of tax compliance or otherwise adversely affecting our financial position, results of operations and cash flows.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of December 31, 2022, the Company maintained its principal executive offices and corporate headquarters at 797 Commonwealth Drive, Warrendale, Pennsylvania. The Company has 17 offices throughout the United States. Those business units and offices (summarized below) are spread throughout the eastern portion of the country. All of the Company's business units support both the GCR and ODR operating segments. The Company believes that its current facilities are suitable and adequate to meet its current needs and that suitable additional or substitute space will be available as needed.

Location (Business Unit)	Owned or Leased	Approximate Size
Warrington, Pennsylvania (Eastern Pennsylvania)	Leased	27,443 square feet
Orlando, Florida (Limbach Collaborative Services)	Leased	12,740 square feet
Pontiac, Michigan[(1)] (Michigan)	Leased	74,000 square feet
Lansing, Michigan (Michigan)	Leased	18,692 square feet
Laurel, Maryland (Mid-Atlantic)	Leased	50,133 square feet
Wilmington, Massachusetts (New England)	Leased	30,995 square feet
East Brunswick, New Jersey (Eastern Pennsylvania)	Leased	4,200 square feet
Columbus, Ohio (Ohio - 4 locations)	Leased	130,144 square feet
Athens, Ohio (Ohio)	Leased	3,000 square feet
Lake Mary, Florida (Orlando)	Leased	48,054 square feet
Seal Beach, California[(2)] (Southern California)	Leased	88,507 square feet
Tampa, Florida (Corporate and Tampa)	Leased	13,739 square feet
Warrendale, Pennsylvania (Corporate and Western Pennsylvania)	Leased	19,718 square feet
Greensburg, Pennsylvania (Western Pennsylvania)	Leased	5,000 square feet
Bronxville, New York (Corporate)	Leased	250 square feet
Detroit, Michigan (Michigan)	Leased	2,155 square feet
Boynton Beach, Florida (Southeast Florida)	Leased	9,631 square feet
Orlando, Florida (Orlando)	Leased	4,240 square feet
Chattanooga, Tennessee (Jake Marshall)	Leased	159,429 square feet

(1) On September 29, 2022, Limbach Company LLC ("LC LLC") and Royal Oak Acquisitions consummated the purchase of this real property under a sale and leaseback transaction. In connection with the sale and leaseback transaction, LC LLC and Featherstone St Pontiac MI LLC entered into a lease agreement for the Pontiac facility. See Note 7 – Debt in the accompanying notes to the Company's consolidated financial statements for further information on the Sale-Leaseback Financing Transaction.

35

(2) In June, 2021, the Company entered into a sublease agreement with a third party for the entire ground floor of its leased space in Southern California, consisting of 71,787 square feet. During the first quarter of 2022, the Company entered into an amendment to the aforementioned sublease agreement, which, among other things, expanded the sublease premises to include the entire second floor of its leased space in Southern California, consisting of 16,720 square feet. See Note 14 – Leases in the accompanying notes to the Company's consolidated financial statements for further information on the Southern California Sublease.

Item 3. Legal Proceedings

See Note 13 – Commitments and Contingencies in the accompanying notes to the Company's consolidated financial statements for further information regarding the Company's legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

Name	Age	Title
Charles A. Bacon, III[(1)]	62	President, Chief Executive Officer and Director
Jayme L. Brooks	52	Executive Vice President and Chief Financial Officer
Michael M. McCann[(1)]	41	Executive Vice President and Chief Operating Officer

(1) On January 17, 2023, the Company announced its planned transition succession, pursuant to which Charles A. Bacon, III would step down as President and Chief Executive Officer on March 28, 2023, and Michael M. McCann, the Company's current Executive Vice President and Chief Operating Officer, will be appointed President and Chief Executive Officer.

Charles A. Bacon, III has served as the President and Chief Executive Officer and a Director of the Company since July 2016. He joined Limbach Holdings LLC in early 2004 as President and Chairman of the Board of Managers and Chief Executive Officer, and was also an owner of the company. In that role, he was responsible for the overall performance and strategic direction of the business. Prior to joining Limbach, Mr. Bacon was the President and CEO of the North and South American operations of Bovis Lend Lease. Starting as a superintendent in 1982, he worked his way through various management and leadership positions within the organization and was named President in 1996 and CEO in 1999. Mr. Bacon is also a founding member of the IIF CEO Forum, a group of construction executives that are dedicated to a goal of eliminating injuries within Limbach's industry. He also supports the ACE Mentorship Program and serves on the Executive Committee of the ACE National Board as Vice Chairman, an opportunity to influence high school children to consider careers in the construction industry. He is also a member of the National Association of Corporate Directors. He was on the Executive Committee and Former Chairman of the Construction Industry Round Table ("CIRT"). Mr. Bacon also served on the board of Industrial and Infrastructure Contractors USA, a general construction company headquartered in Pittsburgh, Pennsylvania. That business was sold in 2019, at which time Mr. Bacon was no longer associated with the Company. Mr. Bacon has been a member of the Young Presidents Organization since 1997. Mr. Bacon received his bachelor's degree from Utica College of Syracuse University and has attended Advanced Management Programs at Templeton School of Business, Oxford University and the Wharton School of Business at the University of Pennsylvania.

Jayme L. Brooks serves as the Executive Vice President and Chief Financial Officer of the Company, since October 2019. Mrs. Brooks served as Executive Vice President and Chief Financial Officer of Capstone Turbine Corporation, a publicly traded manufacturer of microturbine energy systems, from April 2019 until September 2019, and as its Chief Financial Officer and Chief Accounting Officer from April 2015 to April 2019. Previously, Mrs. Books also served as Vice President of Financial Planning and Analysis, Interim Chief Accounting Officer and Director of Financial Reporting of Capstone Turbine Corporation. Previously, she served as Vice President and Controller of Computer Patent Annuities North America LLC, a company providing solutions for intellectual property management, including renewal services, software tools and portfolio management. Mrs. Brooks holds a Bachelor of Arts degree in Business Economics from the University of California at Santa Barbara and a Master of Business Administration degree from the Fuqua School of Business at Duke University. Mrs. Brooks is a Certified Public Accountant (active) licensed in California.

Michael M. McCann has been the Company's Executive Vice President and Chief Operating Officer since November 2019, after having been appointed Co-Chief Operating Officer, effective January 2019. Mr. McCann joined the Company in 2010 as Vice President and Branch Manager of Harper Limbach's Tampa business unit. After growing the Tampa business for almost three years, Mr. McCann became President of Harper Limbach. His duties included all aspects of the Company's construction operations, with primary responsibilities including oversight of risk management, sharing of best practices, and development of operational talent. Mr. McCann has a Bachelor of Science in Mechanical Engineering from Worcester Polytechnic Institute and a Master of Business Administration degree from Drexel University.

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Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's common stock is traded on The Nasdaq Capital Market under the symbol "LMB" and its Public Warrants (as defined in Note 8 – Equity in the accompanying notes to the Company's consolidated financial statements) were quoted on the OTCQB under the symbol "LMBHW." On July 20, 2021, the Company's Public Warrants expired by their terms.

Holders

At March 7, 2023, there were 41 holders of record of the Company's common stock. In addition, there were 5 holders of record of the Company's $15 Exercise Price Warrants and 61 holders of record of its Merger Warrants (each defined in Note 8 – Equity in the accompanying notes to the Company's consolidated financial statements).

Purchases of Equity Securities by the Issuer and the Affiliated Purchasers

In September 2022, the Company announced that its Board of Directors approved a share repurchase program (the "Share Repurchase Program") to repurchase shares of its common stock for an aggregate purchase price not to exceed $2.0 million. The share repurchase authority is valid through September 29, 2023. Share repurchases may be executed through various means, including, without limitation, open market transactions, privately negotiated transactions or by other means in accordance with federal securities laws. The Share Repurchase Program does not obligate the Company to acquire any particular amount of common stock, and the program may be suspended or terminated by the Company at any time at its discretion without prior notice. As of December 31, 2022, approximately $2.0 million of common stock was repurchased under its Share Repurchase Program, which was funded from the Company's available cash on hand.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Share Repurchase Program
September 29 - 30, 2022	—	$ —	—	$ 2,000,000
October 1 - 31, 2022	—	—	—	2,000,000
November 1 - 30, 2022	78,116	10.50	78,116	1,177,742
December 1 - 31, 2022	101,536	11.57	101,536	5,540
Total	179,652	$ 11.10	179,652	$ 5,540

Securities Authorized for Issuance under Equity Compensation Plans Information

The information called for by this item is incorporated herein by reference to the material under the caption, "Equity Compensation Plan Information" in the Proxy Statement.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our management's expectations. Factors that could cause such differences are discussed in "Forward-Looking Statements", "Risk Factor Summary" and "Risk Factors" in this Annual Report. We assume no obligation to update any of these forward-looking statements.

Overview

The Company is an integrated building systems solutions firm whose expertise is in the design, modular prefabrication, installation, management and maintenance of HVAC, mechanical, electrical, plumbing and control systems for commercial, institutional and light industrial markets. The Company operates primarily in the Northeast, Mid-Atlantic, Southeast and Midwest regions of the United States. In February 2022, the Company announced its strategic decision to wind down its

37

Southern California GCR and ODR operations. The decision was made to better align the Company’s customer geographic focus and to reduce losses related to unprofitable locations. The Company is currently in the closeout phases on its remaining Southern California business unit projects and expects to fully exit the Southern California region in 2023 aside from certain operational warranty obligations. However, the Company is party to the terms of a sublease agreement for its leased premises in Southern California through April 2027 and remains obligated under the original lease for such office space in the event the sublessee fails to satisfy its obligations under the sublease agreement. See Note 14 – Leases in the accompanying notes to the Company’s consolidated financial statements for further information on the Southern California Sublease. The Company’s core market sectors consist of the following customer base with mission-critical systems: ◦ Healthcare, including research, acute care and inpatient hospitals for regional and national hospital groups, and pharmaceutical and biotech laboratories and manufacturing facilities; ◦ Data Centers, including facilities composed of networked computers, storage systems and computing infrastructure that organizations use to assemble, process, store and disseminate large amounts of data; ◦ Industrial and light manufacturing facilities, including automotive, energy and general manufacturing plants; ◦ Higher Education, including both public and private colleges, universities and research centers; ◦ Cultural and entertainment, including sports arenas, entertainment facilities (including casinos) and amusement rides and parks; and ◦ Life sciences, including organizations and companies whose work is centered around research and development focused on living things. The Company operates in two segments, (i) GCR, in which the Company generally manages new construction or renovation projects that involve primarily HVAC, plumbing, or electrical services awarded to the Company by general contractors or construction managers, and (ii) ODR, in which the Company performs owner direct projects and/or provides maintenance or service primarily on HVAC, plumbing or electrical systems, building controls and specialty contracting projects direct to, or assigned by, building owners or property managers. This work is primarily performed under fixed price, modified fixed price, and time and material contracts over periods of typically less than two years. Key Components of Consolidated Statements of Operations Revenue The Company generates revenue principally from fixed-price construction contracts to deliver HVAC, plumbing, and electrical construction services to its customers. The duration of the Company’s contracts generally ranges from three months to two years. Revenue from fixed price contracts is recognized on the cost-to-cost method, measured by the relationship of total cost incurred to total estimated contract costs. Revenue from time and materials service contracts is recognized as services are performed. The Company believes that its extensive experience in HVAC, plumbing, and electrical projects, and its internal cost review procedures during the bidding process, enable it to reasonably estimate costs and mitigate the risk of cost overruns on fixed price contracts. The Company generally invoices customers on a monthly basis based on a schedule of values that breaks down the contract amount into discrete billing items. Costs and estimated earnings in excess of billings are recorded as a contract asset until billable under the contract terms. Billings in excess of costs and estimated earnings are recorded as a contract liability until the related revenue is recognizable. Cost of Revenue Cost of revenue primarily consists of the labor, equipment, material, subcontract, and other job costs in connection with fulfilling the terms of our contracts. Labor costs consist of wages plus taxes, fringe benefits, and insurance. Equipment costs consist of the ownership and operating costs of company-owned assets, in addition to outside-rented equipment. If applicable, job costs include estimated contract losses to be incurred in future periods. Due to the varied nature of the Company’s services, and the risks associated therewith, contract costs as a percentage of contract revenue have historically fluctuated and it expects this fluctuation to continue in future periods. Selling, General and Administrative Selling, general and administrative (“SG&A”) expenses consist primarily of personnel costs for its administrative, estimating, human resources, safety, information technology, legal, finance and accounting employees and executives. Also included are 38 non-personnel costs, such as travel-related expenses, legal and other professional fees and other corporate expenses to support the growth of the Company’s business and to meet the compliance requirements associated with operating as a public company. Those costs include accounting, human resources, information technology, legal personnel, additional consulting, legal and audit fees, insurance costs, board of directors’ compensation and the costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Change in fair value of contingent consideration The change in fair value of contingent consideration relates to the remeasurement of the contingent consideration arrangement resulting from the Jake Marshall Transaction. As a part of the total consideration for the Jake Marshall Transaction, the Company initially recognized $3.1 million in contingent consideration associated with the Earnout Payments (as defined in Note 3 – Acquisitions in the accompanying notes to the Company’s consolidated financial statements). The carrying value of the Earnout Payments is subject to remeasurement at fair value at each reporting date through the end of the earnout periods with any changes in the fair value reported as a separate component of operating income in the consolidated statements of operations. Amortization of Intangibles Amortization expense represents periodic non-cash charges that consist of amortization of various intangible assets primarily including favorable leasehold interests and certain customer relationships in the ODR segment. As a result of the Jake Marshall Transaction, the Company recognized, in the aggregate, an additional $5.7 million of intangible assets associated with customer relationships with third-party customers, the acquired trade name and acquired backlog. The Jake Marshall-related intangible assets were recorded under the acquisition method of accounting at their estimated fair values at the acquisition date. See Note 3 – Acquisitions in the accompanying notes to the Company’s consolidated financial statements for further discussion of the Company’s acquired intangible assets as a result of the Jake Marshall Transaction. Other (Expenses) Income Other (expenses) income consists primarily of interest expense incurred in connection with the Company's debt, net of interest income, a loss associated with the early termination of an operating lease, a loss on early debt extinguishment, losses associated with the disposition of property and equipment, changes in fair value of interest rate swaps and changes in fair value of warrant liability. Deferred financing costs are amortized to interest expense using the effective interest method. Provision for Income Taxes The Company is taxed as a C corporation and its financial results include the effects of federal income taxes which will be paid at the parent level. The Company’s provision for income taxes (including federal, state and local taxes) is calculated based on the estimated annual effective tax rate. The Company accounts for income taxes in accordance with ASC Topic 740 - Income Taxes, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities and income or expense are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and their respective tax bases, using enacted tax rates expected to be applicable in the years in which the temporary differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. Operating Segments The Company manages and measures the performance of its business in two operating segments: GCR and ODR. These segments are reflective of how the Company’s Chief Operating Decision Maker (“CODM”) reviews operating results for the purposes of allocating resources and assessing performance. The Company’s CODM is comprised of its President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Executive Vice President and Chief Operating Officer. The CODM evaluates performance based on income from operations of the respective business units after the allocation of corporate office operating expenses. In accordance with ASC Topic 280 – Segment Reporting, the Company has elected to aggregate all of the GCR work performed at individual business units into one GCR reportable segment and all of the ODR work performed at individual business units into one ODR reportable segment. All transactions between segments are eliminated in consolidation. The Company’s corporate department provides general and administrative support services to its two operating segments. The Company allocates costs between segments for selling, general and administrative and depreciation expense. Interest expense is not allocated to segments because of the corporate management of debt service. See 39

Note 12 – Operating Segments in the accompanying notes to the Company's consolidated financial statements for further discussion on its operating segments.

Comparison of Results of Operations for the years ended December 31, 2022 and 2021

The following table presents operating results for the years ended December 31, 2022 and 2021 in dollars and expressed as a percentage of total revenue (except as indicated below):

(in thousands except for percentages)	For the Years Ended December 31, 2022		2021	
Statement of Operations Data:				
Revenue:				
GCR	$ 280,379	56.4 %	$ 350,015	71.4 %
ODR	216,403	43.6 %	140,336	28.6 %
Total revenue	496,782	100.0 %	490,351	100.0 %
Gross profit:				
GCR	38,622	13.8 % [1]	45,409	13.0 % [1]
ODR	55,119	25.5 % [2]	40,501	28.9 % [2]
Total gross profit	93,741	18.9 %	85,910	17.5 %
Selling, general and administrative:				
GCR	36,332	13.0 % [1]	37,558	10.7 % [1]
ODR	38,805	17.9 % [2]	31,277	22.3 % [2]
Corporate	2,742	0.6 %	2,601	0.5 %
Total selling, general and administrative	77,879	15.7 %	71,436	14.6 %
Change in fair value of contingent consideration (Corporate)	2,285	5.9 %	—	— %
Amortization of intangibles (Corporate)	1,567	0.3 %	484	0.1 %
Operating income (loss):				
GCR	2,290	0.8 % [1]	7,851	2.2 % [1]
ODR	16,314	7.5 % [2]	9,224	6.6 % [2]
Corporate	(6,594)	— %	(3,085)	— %
Total operating income	12,010	2.4 %	13,990	2.9 %
Other expenses (Corporate)	(2,402)	(0.5)%	(4,513)	(0.9)%
Total consolidated income before income taxes	9,608	1.9 %	9,477	1.9 %
Income tax provision	2,809	0.6 %	2,763	0.6 %
Net income	$ 6,799	1.4 %	$ 6,714	1.4 %

[1] As a percentage of GCR revenue.

[2] As a percentage of ODR revenue.

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Revenue

(in thousands except for percentages)	For the Years Ended December 31, 2022	2021	Increase/(Decrease)	
Revenue:				
GCR:	$ 280,379	$ 350,015	$ (69,636)	(19.9)%
ODR:	216,403	140,336	76,067	54.2 %
Total revenue	$ 496,782	$ 490,351	$ 6,431	1.3 %

Revenue for the year ended December 31, 2022 increased by $6.4 million compared to the year ended December 31, 2021. GCR revenue decreased by $69.6 million, or 19.9%, while ODR revenue increased by $76.1 million, or 54.2%. The decrease in year-over-year GCR segment revenue was primarily due to revenue declines in the New England, Mid-Atlantic, Michigan and Southern California business units. The Company continued to focus on improving project execution and profitability by pursuing GCR opportunities that were smaller in scope and lower in contract value, shorter in duration, and where the Company can leverage its captive design and engineering services. In addition, in February 2022, the Company announced its strategic decision to wind down its Southern California business unit. The Company is currently in the closeout phases on its remaining Southern California business unit projects and expects to fully exit the Southern California region in 2023 aside from certain operational warranty obligations. For the year ended December 31, 2022, GCR and ODR revenue decreased $11.2 million and $2.8 million, respectively, as a result of the Company's announced wind down of its Southern California business unit. The increase in year-over-year ODR segment revenue was primarily due to the Company's continued focus on the accelerated growth of its ODR business. In addition, for the year ended December 31, 2022, GCR and ODR segment revenue increased by $28.6 million and $34.3 million, respectively, as a result of revenue generated by the Acquired Entities in the Jake Marshall Transaction. See Note 3 for further information on the Jake Marshall Transaction.

During 2022, the Company continued to face economic disruptions, including supply chain, production, and other logistical issues, as well as escalating commodity prices, that continued to negatively impact its business. The Company experienced lead times significantly in excess of historical normal levels while also experiencing the effects of inflation through increases in fuel, material, and other commodity prices. These disruptions have escalated in 2022 and have manifested themselves most notably through project delays and reduced labor productivity and efficiency, particularly within our GCR segment.

Gross Profit

(in thousands except for percentages)	For the Years Ended December 31, 2022	2021	Increase/(Decrease)	
Gross profit:				
GCR	$ 38,622	$ 45,409	$ (6,787)	(14.9)%
ODR	55,119	40,501	14,618	36.1 %
Total gross profit	$ 93,741	$ 85,910	$ 7,831	9.1 %
Total gross profit as a percentage of consolidated total revenue	18.9 %	17.5 %		

The Company's gross profit for the year ended December 31, 2022 increased by $7.8 million, or 9.1% compared to the year ended December 31, 2021. GCR gross profit decreased $6.8 million, or 14.9%, largely due to lower revenue at slightly higher margins. ODR gross profit increased $14.6 million, or 36.1%, due to an increase in revenue despite lower margins driven by project mix and timing. The total gross profit percentage increased from 17.5% for the year ended December 31, 2021 to 18.9% for the year ended December 31, 2022, mainly driven by the mix of higher margin ODR segment work, coupled with a gross profit write-up of $1.3 million related to a settlement of a prior claim. In addition, for the year ended December 31, 2022, gross profit generated by the Acquired Entities in the Jake Marshall Transaction increased by approximately $9.7 million compared to the year ended December 31, 2021.

The Company recorded revisions in its contract estimates for certain GCR and ODR projects. During the year ended December 31, 2022, the Company recorded material gross profit write-ups on three GCR projects for a total of $3.0 million and four material GCR project gross profit write-downs for a total of $2.8 million that had a net gross profit impact of $0.5 million or more. There were no material write-ups or write-downs within the ODR segment during the year ended December 31, 2022. During the year ended December 31, 2021, the Company recorded material gross profit write-downs on five GCR projects for a

41

total of $4.9 million and gross profit write-ups of $2.7 million on three GCR projects that had a net gross profit impact of $0.5 million or more. There were no material write-ups or write-downs within the ODR segment during the year ended December 31, 2021. Selling, General and Administrative For the Years Ended December 31, 2022 2021 Increase/(Decrease) (in thousands except for percentages) Selling, general and administrative: GCR $ 36,332 $ 37,558 $ (1,226) (3.3) % ODR 38,805 31,277 7,528 24.1 % Corporate 2,742 2,601 141 5.4 % Total selling, general and administrative $ 77,879 $ 71,436 $ 6,443 9.0 % Total selling, general and administrative expenses as a percentage of consolidated total revenue 15.7% 14.6 % The Company's SG&A expense for the year ended December 31, 2022 increased by approximately $6.4 million, or 9.0% compared to the year ended December 31, 2021. The increase in SG&A was primarily due to a $5.9 million increase associated with costs incurred by the Acquired Entities in the Jake Marshall Transaction, $2.2 million associated with an estimated loss contingency accrual and a $1.0 million increase in travel and entertainment expense. These increases were partially offset by a decrease of $0.5 million associated with professional fee expenses, coupled with other various immaterial decreases to SG&A, which reflect the Company’s ongoing efforts to reduce operating expenses where possible. The Company has also made strategic investments, which are reflected in the SG&A of its ODR segment, consisting primarily of salespeople and support staff to aid the Company’s focus on the accelerated growth of its ODR segment. Additionally, SG&A as a percentage of revenue was 15.7% for the year ended December 31, 2022 and 14.6% for the year ended December 31, 2021. Change in Fair Value of Contingent Consideration The change in fair value of the Earnout Payments contingent consideration was a $2.3 million loss for the year ended December 31, 2022. The increase to the contingent liability was primarily attributable to the timing component and probability of meeting the gross profit margins associated with the contingent consideration arrangement as of December 31, 2022. Amortization of Intangibles For the Years Ended December 31, 2022 2021 Increase/(Decrease) (in thousands except for percentages) Amortization of intangibles $ 1,567 $ 484 $ 1,083 223.8 % Total amortization expense for the year ended December 31, 2022 increased by approximately $1.1 million compared to the year ended December 31, 2021. As a result of the Jake Marshall Transaction, the Company acquired certain intangible assets in which the Company recognized approximately $1.4 million of amortization expense for the year ended December 31, 2022 compared to $0.1 million for the year ended December 31, 2021. See Note 3 – Acquisitions in the accompanying notes to the Company’s consolidated financial statements for further discussion of the Company’s acquired intangible assets as a result of the Jake Marshall Transaction. 42

Other Expenses

	For the Years Ended December 31,			
	2022	2021	Increase/(Decrease)	
(in thousands except for percentages)				
Other (expenses) income:				
Interest expense, net	$ (2,144)	$ (2,568)	$ (424)	(16.5)%
Loss on early termination of operating lease	(849)	—	(849)	100.0 %
Loss on debt extinguishment	—	(1,961)	(1,961)	(100.0)%
Change in fair value of interest rate swap	310	—	310	100.0 %
Gain on sale of property and equipment	281	2	(279)	13,950.0 %
Gain on change in fair value of warrant liability	—	14	14	(100.0)%
Total other expenses	$ (2,402)	$ (4,513)	$ (3,189)	(70.7)%

Other (expenses) income consisted of interest expense of $2.1 million for the year ended December 31, 2022 as compared to $2.6 million for the year ended December 31, 2021. The reduction in interest expense period over period was due to the refinancing of the higher interest rate debt with a lower interest rate debt instrument as a result of the 2021 Refinancing and the A&R Wintrust Agreement, coupled with a lower overall level of outstanding debt during 2022. The decrease in other expenses year-over-year was also attributable to a prior year loss of $2.0 million on the early extinguishment of debt associated with the Company's 2021 Refinancing and a $0.3 million gain on the change in fair value of the Company's interest rate swap transaction, which was entered in during the third quarter of 2022 in order to manage the risk associated with a portion of its variable-rate long-term debt. During the year ended December 31, 2022, the Company recognized a $0.8 million loss as a result of the early termination of its Pittsburgh operating lease. See Note 14 – leases in the accompanying notes to the Company's consolidated financial statements for further information.

Income Taxes

The Company's income tax provision was $2.8 million for both years ended December 31, 2022 and 2021, and it had a 29.2% effective tax rate over those same periods. The Company's effective tax rate changes based upon its relative profitability, or lack thereof, in states with varying tax rates and rules. In addition, discrete items, such as tax law changes, judgments and legal structures can impact its effective tax rate. See also Note 11 – Income Taxes in the accompanying notes to the Company's consolidated financial statements.

GCR and ODR Backlog Information

The Company refers to its estimated revenue on uncompleted contracts, including the amount of revenue on contracts for which work has not begun, less the revenue it had recognized under such contracts, as "backlog." Backlog includes unexercised contract options. The Company's backlog includes projects that have a written award, a letter of intent, a notice to proceed or an agreed upon work order to perform work on mutually accepted terms and conditions. Additionally, the difference between the Company's backlog and remaining performance obligations is due to the portion of unexercised contract options that are excluded, under certain contract types, from the Company's remaining performance obligations as these contracts can be canceled for convenience at any time by the Company or the customer without considerable cost incurred by the customer. Additional information related to the Company's remaining performance obligations is provided in Note 4 — Revenue from Contracts with Customers in the accompanying notes to its consolidated financial statements. See also "Item 1A. Risk Factors — ***Our contract backlog is subject to unexpected adjustments and cancellations and could be an uncertain indicator of our future earnings***."

The Company's GCR backlog was $302.9 million and $337.2 million as of December 31, 2022 and 2021, respectively. Projects are brought into backlog once the Company has been provided a written confirmation of award and the contract value has been established. At any point in time, the Company has a substantial volume of projects that are specifically identified and advanced in negotiations and/or documentation, however those projects are not booked as backlog until the Company has received written confirmation from the owner or the GC/CM of their intention to award it the contract and they have directed the Company to begin engineering, designing, incurring construction labor costs or procuring needed equipment and material. The Company's GCR projects tend to be built over a 12- to 24-month schedule depending upon scope and complexity. Most major projects have a preconstruction planning phase which may require months of planning before actual construction commences. The Company is occasionally employed to deliver a "fast-track" project, where construction commences as the preconstruction planning work continues. As work on the Company's projects progress, it increases or decreases backlog to take into account its estimate of the effects of changes in estimated quantities, changes in conditions, change orders and other variations from initially

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anticipated contract revenue, and the percentage of completion of the Company’s work on the projects. Based on historical trends, the Company currently estimates that 68% of its GCR backlog as of December 31, 2022 will be recognized as revenue during 2023. Additionally, the reduction in GCR backlog has been intentional as the Company looks to focus on higher margin projects than historically, as well as its focus on smaller, higher margin owner direct projects. The Company’s ODR backlog was $108.2 million and $98.0 million as of December 31, 2022 and 2021, respectively. These amounts reflect unrecognized revenue expected to be recognized over the remaining terms of our service contracts and projects. Based on historical trends, the Company currently estimates that 92% of its ODR backlog as of December 31, 2022 will be recognized as revenue during 2023. The Company believes its ODR backlog increased due to its continued focus on the accelerated growth of its ODR business. COVID-19 and Market Update In March 2020, the World Health Organization declared the outbreak of the coronavirus disease 2019 (“COVID-19”) a global pandemic. The COVID-19 pandemic has caused significant disruption and volatility on a global scale resulting in, among other things, an economic slowdown, impacts to global supply chains, and the possibility of a continued economic recession. In limited instances, during fiscal 2020, the Company faced disruptions due to the COVID-19 pandemic as certain projects chose to shutdown work irrespective of the existence or applicability of government action. In most markets, construction is considered an essential business and the Company continued to staff its projects and perform work during fiscal 2020 and into 2021, and most of the projects that were in progress at the time that the shutdowns commenced were restarted. As new variants of the virus emerge, the Company remains cautious as many factors remain unpredictable. The Company actively monitors and responds to the changing conditions created by the pandemic, with focus on prioritizing the health and safety of the Company’s employees, dedicating resources to support the Company’s communities, and innovating to address the Company’s customers’ needs. During 2021, the Company faced impacts of both the Delta and Omicron variants, with disruptions to the Company’s workforce, which impacted revenue. Although the Company continues to recover from the financial impacts of the COVID-19 pandemic and related government orders implemented to mitigate it, the broader and longer-term implications the pandemic has on the global economy continue to develop. Economic disruptions, including supply chain, production, and other logistical issues, as well as escalating commodity prices, have and may continue to negatively impact our business. For example, we are experiencing lead times significantly in excess of normal levels while also experiencing the effects of inflation through increases in fuel, material, and other commodity prices. These disruptions have escalated in 2022 and have manifested themselves most notably through project delays and reduced labor productivity and efficiency, particularly within our GCR segment. In response to these challenges, the Company continues to strive to more effectively manage its business through enhanced labor planning and project scheduling, increased pricing to the extent contractually permitted, and by leveraging the Company's relationships with its suppliers and customers. However, the impact of these disruptions continues to evolve and the conflict in Ukraine has added another layer of uncertainty, as described under Part I, Item 1A. “Risk Factors” in this Annual Report on Form 10-K. There can be no assurance that the Company's actions will serve to mitigate such impacts in future periods. Further, while the Company believes its remaining performance obligations are firm, and its customers have not provided the Company with indications that they no longer wish to proceed with planned projects, prolonged delays in the receipt of critical equipment could result in the Company's customers seeking to terminate existing or pending agreements. Any of these events could have a material adverse effect on our business, financial condition, and/or results of operations. The Company continues to monitor developments involving our workforce, customers, suppliers and vendors and take steps to mitigate against additional impacts, but given the unprecedented and evolving nature of these circumstances, it cannot predict the full extent of the impact that the economic disruptions caused by COVID-19 will have on the Company's operating results, financial condition and liquidity. Outlook for 2023 The Company continues to focus on creating value for building owners by targeting opportunities for long-term relationships with the vision of becoming an indispensable partner to building owners with mission-critical systems. For 2023, the Company plans to continue taking steps to focus on the following key areas: (i) improve profitability, operating cash flows and actions oriented to maintaining sufficient liquidity, (ii) focus on ODR-related work with an emphasis on dedicated account relationships (iii) invest in its workforce and (iv) improve project execution and profitability in its GCR segment by remaining selective and pursuing processes that avoid or reduce exposure to jobs that create potential financial challenges for the Company. In focusing on profitability and cash flows, among other things, the Company has dedicated and continues to dedicate, its resources toward the growth of its ODR segment as the scope of services provided within the Company’s ODR segment 44 typically yield higher margins when compared to its GCR segment work. The Company reaffirms its focus on expanding the number and breadth of owner relationships that it serves on a direct basis and to leverage these expanded owner-direct relationships to deliver a broad suite of services. In addition, the Company proactively manages its current accounts and maintains a high standard of dedication to those account relationships. The Company’s primary focus is working with customers where their systems are mission critical and have needs regardless of the macroeconomic environment. As it relates to the Company’s ODR-related work, the Company has made substantial investments to expand its ODR revenue by increasing the value it can offer to service and maintenance customers and continues to evaluate areas in which it could expand the breadth of its service offerings to better serve its clients. The Company is focused on its differentiated business model that combines engineering, craft labor and a true partner approach, all of which creates value for its customers. This differentiated business model combines elements of traditional non-residential construction, building service and maintenance, energy services, data analytics and property management. Employee development underpins the Company’s efforts to execute its 2023 strategy. The Company is actively concentrating managerial and sales resources on training and hiring experienced employees to sell and profitably perform ODR-related work. Additionally, the Company believes that it can further increase its cash flow and operating income by acquiring strategically synergistic companies that will supplement the Company’s current business model, address capability gaps and enhance the breadth of its service offerings to better serve its clients. The Company has dedicated, and continues to dedicate, its resources to seek opportunities to acquire businesses that have attractive market positions, a record of consistent positive cash flow, and desirable market locations. However, as a specialty contractor providing HVAC, plumbing, electrical and building controls design, engineering, installation and maintenance services in commercial, institutional and light industrial markets, our operating cash flows are subject to variability, including variability associated with winning, performing and closing work and projects. The Company’s operating cash flows are also impacted by the timing related to the resolution of the uncertainties inherent in the complex nature of the work that it performs, including claims and back charge settlements. Although the Company believes that it has adequate plans related to providing sufficient operating working capital and liquidity in the short-term, the complex nature of the work the Company performs, including related to claims and back charge settlements could prove those plans to be incorrect. If those plans prove to be incorrect, the Company’s financial position, results of operations, cash flows and liquidity could be materially and adversely impacted. As it relates to focusing on owner-direct work and the Company’s focus on job selection and processes, the Company believes that it is appropriate in the current contracting environment to reduce risk and exposure to large, complex, non-owner direct projects where the trend has been for such jobs to provide risks that are difficult to mitigate. Currently, management believes the historical industry pricing and associated risks for this type of work does not align with the Company’s stakeholders’ expectations and therefore the Company is continuing to take steps to actively reduce these risks as it looks at future job selection and as it completes current jobs. Seasonality, Cyclicality and Quarterly Trends Severe weather can impact the Company’s operations. In the northern climates where it operates, and to a lesser extent the southern climates as well, severe winters can slow the Company’s productivity on construction projects, which shifts revenue and gross profit recognition to a later period. The Company’s maintenance operations may also be impacted by mild or severe weather. Mild weather tends to reduce demand for its maintenance services, whereas severe weather may increase the demand for its maintenance and time-and-materials services. The Company’s operations also experience mild cyclicality, as building owners typically work through maintenance and capital projects at an increased level during the third and fourth calendar quarters of each year. Effect of Inflation and Tariffs The prices of products such as steel, pipe, copper and equipment from manufacturers are subject to fluctuation and increases. It is difficult to accurately measure the impact of inflation, tariffs and price escalation due to the imprecise nature of the estimates required. However, these effects are, at times, material to our results of operations and financial condition. During fiscal years 2022 and 2021, we have experienced higher cost of materials on specific projects and delays in our supply chain for equipment and service vehicles from the manufacturers, and we expect these higher costs and delays in our supply chain to persist in 2023. When appropriate, we include cost escalation factors into our bids and proposals, as well as limit the acceptance time of our bid. In addition, we are often able to mitigate the impact of future price increases by entering into fixed price purchase orders for materials and equipment and subcontracts on our projects. Notwithstanding these efforts, if we experience significant disruptions to our supply chain, we may need to delay certain projects that would otherwise be accretive to our business and this may also impact the conversion rate of our current backlog into revenue. 45

Liquidity and Capital Resources Cash Flows The Company’s liquidity needs relate primarily to the provision of working capital (defined as current assets less current liabilities) to support operations, funding of capital expenditures, and investment in strategic opportunities such as acquisitions. Historically, liquidity has been provided by operating activities and borrowings from commercial banks and institutional lenders. The following table presents summary cash flow information for the periods indicated: For the Years Ended December 31, (in thousands) 2022 2021 Net cash provided by (used in): Operating activities $ 35,373 $ (24,233) Investing activities (495) (19,303) Financing activities (13,353) 15,865 Net increase (decrease) in cash, cash equivalents and restricted cash $ 21,525 $ (27,671) Noncash investing and financing transactions: Earnout Payments associated with the Jake Marshall Transaction $ — $ 3,089 Right of use assets obtained in exchange for new operating lease liabilities — 5,417 Right of use assets obtained in exchange for new finance lease liabilities 2,634 1,296 Right of use assets disposed or adjusted modifying operating leases liabilities 2,455 219 Right of use assets disposed or adjusted modifying finance leases liabilities (77) — Interest paid 2,005 2,549 Cash paid for income taxes $ 1,979 $ 2,290 The Company's cash flows are primarily impacted period to period by fluctuations in working capital. Factors such as the Company’s contract mix, commercial terms, days sales outstanding (“DSO”) and delays in the start of projects may impact its working capital. In line with industry practice, the Company accumulates costs during a given month then bills those costs in the current month for many of its contracts. While labor costs associated with these contracts are paid weekly and salary costs associated with the contracts are paid bi-weekly, certain subcontractor costs are generally not paid until the Company receives payment from its customers (contractual “pay-if-paid” terms). The Company has not historically experienced a large volume of write-offs related to its receivables and contract assets. The Company regularly assesses its receivables for collectability and provides allowances for doubtful accounts where appropriate. The Company believes that its reserves for doubtful accounts are appropriate as of December 31, 2022 and 2021, but adverse changes in the economic environment may impact certain of its customers’ ability to access capital and compensate the Company for its services, as well as impact project activity for the foreseeable future. The Company's existing current backlog is projected to provide substantial coverage of forecasted GCR revenue for one year from the date of the financial statement issuance. The Company’s current cash balance, together with cash it expects to generate from future operations along with borrowings available under its credit facility, are expected to be sufficient to finance its short- and long-term capital requirements (or meet working capital requirements) for the next twelve months. In addition to the future operating cash flows of the Company, along with its existing borrowing availability and access to financial markets, the Company currently believes it will be able to meet any working capital and future operating requirements, and capital investment forecast opportunities for the next twelve months. The following table represents our summarized working capital information: 46

As of December 31, (in thousands, except ratios) 2022 2021 Current assets $ 225,990 $ 192,906 Current liabilities (159,085) (129,742) Net working capital $ 66,905 $ 63,164 Current ratio(1) 1.42 1.49 (1) Current ratio is calculated by dividing current assets by current liabilities. As discussed above and in Note 7 – Debt in the accompanying notes to the Company’s consolidated financial statements, as of December 31, 2022, the Company was in compliance with all financial maintenance covenants as required by its credit facility. Cash Flows Provided by (Used in) Operating Activities The following is a summary of the significant sources (uses) of cash from operating activities: For the Years Ended December 31, (in thousands) 2022 2021 Cash Inflow (Outflow) Cash flows from operating activities: Net income $ 6,799 $ 6,714 $ 85 Non-cash operating activities(1) 17,634 16,997 637 Changes in operating assets and liabilities: Accounts receivable (35,407) 3,408 (38,815) Contract assets 22,410 (15,054) 37,464 Other current assets 1,128 (555) 1,683 Accounts payable, including retainage 11,282 (5,578) 16,860 Contract liabilities 17,296 (20,399) 37,695 Prepaid income taxes 19 (114) 133 Accrued taxes payable 1,387 (1,170) 2,557 Accrued expenses and other current liabilities (2,934) (706) (2,228) Operating lease liabilities (4,133) (4,083) (50) Other long-term liabilities (108) (3,693) 3,585 Cash provided by (used in) working capital 10,940 (47,944) 58,884 Net cash provided by (used in) operating activities $ 35,373 $ (24,233) $ 59,606 (1) Represents non-cash activity associated with depreciation and amortization, the provision for doubtful accounts, stock-based compensation expense, operating lease expense, amortization of debt issuance costs, deferred income tax provision, (gain) loss on sale of property and equipment, loss on early debt extinguishment, loss on early termination of operating lease, changes in fair value of contingent consideration, changes in the fair value of interest rate swap and changes in the fair value of warrant liabilities. During the year ended December 31, 2022, the Company generated $35.4 million in cash in its operating activities, which consisted of cash provided by working capital of $10.9 million, non-cash adjustments of $17.6 million (primarily depreciation and amortization, stock-based compensation expense, operating lease expense, loss on early termination of an operating lease and the change in fair value of contingent consideration) and net income for the period of $6.8 million. During the year ended December 31, 2021, the Company used $24.2 million in cash in its operating activities, which consisted of cash used in working capital of $47.9 million, offset by net income for the period of $6.7 million and non-cash adjustments of $17.0 million (primarily depreciation and amortization, stock-based compensation expense, operating lease expense and loss on early extinguishment of debt). The increase in operating cash flows during the year ended December 31, 2022 compared to the year ended December 31, 2021 were primarily attributable to a $75.2 million cash inflow period-over-period related to the aggregate change in our contract assets and liabilities and a $16.9 million change in accounts payable, including retainage. These cash inflows were partially offset by a $38.8 million period-over-period cash outflow related to the change in accounts receivable. The increase in our 47 overbilled position was due to the timing of contract billings and the recognition of contract revenue. The cash inflow/outflow associated with our accounts payable and accounts receivable was due to the timing of cash payments and receipts, respectively. Cash Flows Used in Investing Activities Cash flows used in investing activities were $0.5 million for the year ended December 31, 2022 as compared to $19.3 million for the year ended December 31, 2021. Cash used in investing activities for the year ended December 31, 2022 of $0.5 million represented $1.0 million of cash outflows for capital additions pertaining to additional non-leased vehicles, tools and equipment, computer software and hardware purchases, office furniture and office related leasehold improvements, offset by $0.5 million in cash proceeds from the sale of property and equipment. Cash used in investing activities for the year ended December 31, 2021 of $19.3 million was primarily due to the $19.0 million of cash outflows associated with the Jake Marshall Transaction, net of cash acquired. In addition, the Company used $0.8 million of cash for capital additions pertaining to additional non-leased vehicles, tools and equipment, computer software and hardware purchases, office furniture and office related leasehold improvements, offset by $0.5 million in cash proceeds from the sale of property and equipment. For the years ended December 31, 2022 and 2021, the Company obtained the use of various assets through operating and finance leases, which reduced the level of capital expenditures that would have otherwise been necessary to operate our business. Cash Flows (Used in) Provided by Financing Activities Cash flows used in financing activities was $13.4 million for the year ended December 31, 2022 as compared to cash flows provided by financing activities of $15.9 million for the year ended December 31, 2021. For the year ended December 31, 2022, the Company made principal payments of $13.4 million, consisting of monthly installment payments of $0.6 million, an Excess Cash Flow payment of $3.3 million and total Net Claim Proceeds payments of $2.7 million, The Company also borrowed and repaid $15.2 million under the A&R Wintrust Revolving Loan of $15.2 million, made payments of $2.7 million on finance leases, repurchased $2.0 million in common stock under the Company’s Share Repurchase Program (defined below), paid $0.4 million in taxes related to net share settlement of equity awards and incurred $0.4 million in payments for debt issuance costs. These financing cash outflows were partly offset by $5.4 million in proceeds from the Company’s sale- leaseback financing transaction and $0.3 million associated with proceeds from contributions to the Company’s Employee Stock Purchase Plan (“ESPP”). For the year ended December 31, 2021, the Company received proceeds from the following: $22.8 million, net of fees and expenses, in conjunction with our common stock offering in February 2021, $2.0 million from the exercise of warrants, $30.0 million in connection with the 2021 Refinancing, $10.0 million associated with the A&R Wintrust Term Loan and $0.3 million associated with proceeds from contributions to the ESPP. These proceeds were partly offset by the $39.0 million payment in full of the 2019 Refinancing Term Loan and associated $1.4 million prepayment penalty and other extinguishment costs, $4.5 million and $0.6 million of scheduled principal payments on the Wintrust Term Loan and the A&R Wintrust Term Loan, respectively, $2.6 million for payments on finance leases, $0.5 million in taxes related to net share settlement of equity awards and $0.6 million for payments related to debt issuance costs related to the Wintrust Term Loan and Wintrust Revolving Loan. The following table reflects the Company’s available funding capacity as of December 31, 2022: (in thousands) Cash & cash equivalents $ 36,001 Credit agreement: A&R Wintrust Revolving Loan 25,000 Outstanding borrowings on the A&R Wintrust Revolving Loan — Outstanding letters of credit (3,195) Net credit agreement capacity available 21,805 Total available funding capacity $ 57,806 Share Repurchase Program In September 2022, the Company announced that its Board of Directors approved a share repurchase program (the “Share Repurchase Program”) to repurchase shares of its common stock for an aggregate purchase price not to exceed $2.0 million. The share repurchase authority is valid through September 29, 2023. Share repurchases may be executed through various means, including, without limitation, open market transactions, privately negotiated transactions or by other means in accordance with federal securities laws. The Share Repurchase Program does not obligate the Company to acquire any 48 particular amount of common stock, and the program may be suspended or terminated by the Company at any time at its discretion without prior notice. As of December 31, 2022, the Company has made share repurchases of $2.0 million under its Share Repurchase Program.

Debt and Related Obligations

Long-term debt consists of the following obligations as of:

(in thousands)		December 31, 2022		December 31, 2021
A&R Wintrust Term Loan - term loan payable in quarterly installments of principal, (commencing in December 2021) plus interest through February 2026	$	21,453	$	34,881
A&R Wintrust Revolving Loan		—		—
Finance leases – collateralized by vehicles, payable in monthly installments of principal, plus interest ranging from 3.96% to 6.60% through 2027		4,954		5,132
Financing liability		5,351		—
Total debt	$	31,758	$	40,013
Less - Current portion of long-term debt		(9,564)		(9,879)
Less - Unamortized discount and debt issuance costs		(666)		(318)
Long-term debt	$	21,528	$	29,816

On February 24, 2021 (the "2021 Refinancing Date"), the Company refinanced its 2019 Refinancing Term Loan (defined in Note 7 - Debt in the accompanying notes to the Company's consolidated financial statements) and 2019 Revolving Credit Facility (defined in Note 7 - Debt in the accompanying notes to the Company's consolidated financial statements) with proceeds from the issuance of the Wintrust Term Loan (defined in Note 7 - Debt in the accompanying notes to the Company's consolidated financial statements) (the "2021 Refinancing"). As a result of the 2021 Refinancing, the Company prepaid all principal, interest, fees and other obligations outstanding under the 2019 Refinancing Agreements (defined in Note 7 - Debt in the accompanying notes to the Company's consolidated financial statements) and terminated its 2019 Refinancing Term Loan and 2019 Refinancing Revolving Credit Facility. In addition, on the 2021 Refinancing Date, the Company recognized a loss on the early extinguishment of debt of $2.0 million, which consisted of the write-off of $2.6 million of unamortized discount and financing costs, the reversal of the $2.0 million CB warrants liability and the prepayment penalty and other extinguishment costs of $1.4 million.

In conjunction with the Jake Marshall Transaction, the Company entered into the A&R Wintrust Credit Agreement. In accordance with the terms of the A&R Wintrust Credit Agreement, Lenders provided to LFS (i) a $35.5 million senior secured term loan (the "A&R Wintrust Term Loan"); and (ii) a $25 million senior secured revolving credit facility with a $5 million sublimit for the issuance of letters of credit (the "A&R Wintrust Revolving Loan" and, together with the Term Loan, the "A&R Wintrust Loans"). The overall A&R Wintrust Term Loan commitment under the A&R Wintrust Credit Agreement was recast at $35.5 million in connection with the A&R Wintrust Credit Agreement. A portion of the A&R Wintrust Term Loan commitment was used to fund the closing purchase price of the Jake Marshall Transaction. The A&R Credit Agreement was also amended to: permit the Company to undertake the Jake Marshall Transaction, make certain adjustments to the covenants under the A&R Wintrust Credit Agreement (which were largely done to make certain adjustments for the Jake Marshall Transaction), allow for the Earnout Payments under the Jake Marshall Transaction and make other corresponding changes to the A&R Wintrust Credit Agreement.

See Note 7 – Debt in the accompanying notes to the Company's consolidated financial statements for further discussion.

Sale-Leaseback Financing Transaction

On September 29, 2022, LC LLC and the Purchaser consummated the purchase of the real property under a sale and leaseback transaction, with an aggregate value of approximately $7.8 million (a purchase price of approximately $5.4 million and $2.4 million in tenant improvement allowances), pursuant to a purchase agreement under which the Purchaser purchased from LC LLC the Pontiac Facility. In connection with the sale and leaseback transaction, LC LLC and the Landlord entered into the Lease Agreement for the Pontiac Facility. The Company accounted for the sale and leaseback arrangement as a financing transaction in accordance with ASC 842, "*Leases*," as the Lease Agreement was determined to be a finance lease. See Note 7 – Debt in the accompanying notes to the Company's consolidated financial statements for further discussion.

Surety Bonding

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In connection with our business, we are occasionally required to provide various types of surety bonds that provide an additional measure of security to our customers for our performance under certain government and private sector contracts. Our ability to obtain surety bonds depends upon our capitalization, working capital, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time- to-time. The bonds, if any, we provide typically reflect the contract value. As of December 31, 2022 and 2021, we had approximately $129.6 million and $159.2 million in surety bonds outstanding, respectively. We believe that our $800 million bonding capacity provides us with a significant competitive advantage relative to many of our competitors which have limited bonding capacity. See Note 13 – Commitments and Contingencies in the accompanying notes to the Company’s consolidated financial statements for further discussion. Insurance and Self-Insurance We purchase workers’ compensation and general liability insurance under policies with per-incident deductibles of $250,000 per occurrence. Losses incurred over primary policy limits are covered by umbrella and excess policies up to specified limits with multiple excess insurers. We accrue for the unfunded portion of costs for both reported claims and claims incurred but not reported. The liability for unfunded reported claims and future claims is reflected on the consolidated balance sheets as current and non-current liabilities. The liability is computed by determining a reserve for each reported claim on a case-by-case basis based on the nature of the claim and historical loss experience for similar claims plus an allowance for the cost of incurred but not reported claims. The current portion of the liability is included in accrued expenses and other current liabilities on the consolidated balance sheets. The non-current portion of the liability is included in other long-term liabilities on the consolidated balance sheets. We are self-insured related to medical and dental claims under policies with annual per-claimant and annual aggregate stop-loss limits. We accrue for the unfunded portion of costs for both reported claims and claims incurred but not reported. The liability for unfunded reported claims and future claims is reflected on the consolidated balance sheets as a current liability in accrued expenses and other current liabilities. See Note 13 – Commitments and Contingencies in the accompanying notes to the Company’s consolidated financial statements for further discussion. Multiemployer Plans We participate in approximately 40 MEPPs that provide retirement benefits to certain union employees in accordance with various collective bargaining agreements (“CBAs”). As one of many participating employers in these MEPPs, we are responsible with the other participating employers for any plan underfunding. Our contributions to a particular MEPP are established by the applicable CBAs; however, required contributions may increase based on the funded status of an MEPP and legal requirements of the Pension Protection Act of 2006 (the “PPA”), which requires substantially underfunded MEPPs to implement a funding improvement plan (“FIP”) or a rehabilitation plan (“RP”) to improve their funded status. Factors that could impact funded status of an MEPP include, without limitation, investment performance, changes in the participant demographics, decline in the number of contributing employers, changes in actuarial assumptions and the utilization of extended amortization provisions. Assets contributed to the MEPPs by us may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to an MEPP, the unfunded obligations of the MEPP may be borne by the remaining participating employers. An FIP or RP requires a particular MEPP to adopt measures to correct its underfunding status. These measures may include, but are not limited to an increase in a company’s contribution rate as a signatory to the applicable CBA, or changes to the benefits paid to retirees. In addition, the PPA requires that a 5.0% surcharge be levied on employer contributions for the first year commencing shortly after the date the employer receives notice that the MEPP is in critical status and a 10.0% surcharge on each succeeding year until a CBA is in place with terms and conditions consistent with the RP. We could also be obligated to make payments to MEPPs if we either cease to have an obligation to contribute to the MEPP or significantly reduce our contributions to the MEPP because we reduce the number of employees who are covered by the relevant MEPP for various reasons, including, but not limited to, layoffs or closure of a subsidiary assuming the MEPP has unfunded vested benefits. The amount of such payments (known as a complete or partial withdrawal liability) would equal our proportionate share of the MEPPs’ unfunded vested benefits. We believe that certain of the MEPPs in which we participate may have unfunded vested benefits. Due to uncertainty regarding future factors that could trigger withdrawal liability, we are unable to determine (a) the amount and timing of any future withdrawal liability, if any, and (b) whether our participation in these MEPPs could have a material adverse impact on our financial condition, results of operations or liquidity. Recent Accounting Pronouncements 50

We review new accounting standards to determine the expected financial impact, if any, that the adoption of such standards will have on our financial position and/or results of operations. See Note 2 – Significant Accounting Policies in the accompanying notes to the Company’s consolidated financial statements for further information regarding new accounting standards, including the anticipated dates of adoption and the effects on our consolidated financial position, results of operations, or liquidity. Critical Accounting Policies Our critical accounting policies are based upon the significance of the accounting policy to our overall financial statement presentation, as well as the complexity of the accounting policy and our use of estimates and subjective assessments. Our most critical accounting policy is revenue recognition. As discussed elsewhere in this Annual Report on Form 10-K, our business has two operating segments: (1) GCR, for which we account for using the cost-to-cost method and (2) ODR, for which we account for using the cost-to-cost method and for certain projects when revenue is recognized as services are provided. In addition, we believe that some of the more critical judgment areas in the application of accounting policies that affect our financial condition and results of operations are the impact of changes in the estimates and judgments pertaining to: (a) collectability or valuation of accounts receivable; (b) the recording of our self-insurance liabilities; (c) valuation of deferred tax assets; and (d) recoverability of goodwill and identifiable intangible assets. These accounting policies, as well as others, are described in Note 2 – Significant Accounting Policies in the accompanying notes to the Company’s consolidated financial statements. Revenue and Cost Recognition We believe our most significant accounting policy is revenue recognition from construction contracts for which we use the cost- to-cost method of accounting. Under the cost-to-cost method, contract revenue recognizable at any time during the life of a contract is determined by multiplying expected total contract revenue by the percentage of contract costs incurred to total estimated contract costs. Revenue from fixed price and modified fixed price contracts are recognized on the cost-to-cost method, measured by the relationship of total cost incurred to total estimated contract costs. Contract costs include direct labor, material, and subcontractor costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, depreciation, and insurance. These contract costs are included in our results of operations under the caption “Cost of revenue.” Then, as we perform under those contracts, we measure costs incurred, compare them to total estimated costs to complete the contract, and recognize a corresponding proportion of contract revenue. Labor costs are considered to be incurred as the work is performed. Subcontractor labor is recognized as the work is performed, but is generally subjected to approval as to milestones or other evidence of completion. Non-labor project costs consist of purchased equipment, prefabricated materials and other materials. Purchased equipment on our projects is substantially produced to job specifications and is a value added element to our work. The costs are considered to be incurred when title is transferred to us, which typically is upon delivery to the worksite. Prefabricated materials, such as ductwork and piping, are generally performed at our shops and recognized as contract costs when fabricated for the unique specifications of the job. Other materials costs are not significant and are generally recorded when delivered to the worksite. This measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments. We generally do not incur significant costs prior to receiving a contract, and therefore, these costs are expensed as incurred. Upon receiving the contract, these costs are included in contract costs. Selling, general, and administrative costs are charged to expense as incurred. Bidding and proposal costs are also recognized as an expense in the period in which such amounts are incurred. Total estimated contract costs are based upon management’s current estimate of total costs at completion. As changes in estimates of contract costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Contract revenue for construction contracts is based upon management’s estimate of contract prices at completion, including revenue for additional work on which contract pricing has not been finalized (claims). Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. With respect to our service contracts, there are two basic types of service contracts: fixed price service contracts which are signed in advance for maintenance, repair, and retrofit work over a period, typically of one year, and service contracts not signed in advance for similar maintenance, repair, and retrofit work on an as-needed basis. Fixed price service contracts are generally performed evenly over the contract period, and accordingly, revenue is recognized on a pro rata basis over the life of the contract. Revenue derived from other service contracts are recognized when the services are performed. Expenses related to all service contracts are recognized as services are provided. Project contracts typically provide for a schedule of billings or invoices to the customer based on reaching agreed upon milestones or as we incur costs. The schedules for such billings usually do not precisely match the schedule on which costs are 51 incurred. As a result, contract revenue recognized in the statement of operations can and usually does differ from amounts that can be billed or invoiced to the customer at any point during the contract. Amounts by which cumulative contract revenue recognized on a contract as of a given date exceed cumulative billings to the customer under the contract are reflected as a current asset in our balance sheet under the caption “contract assets”. Amounts by which cumulative billings to the customer under a contract as of a given date exceed cumulative contract revenue recognized on the contract are reflected as a current liability in our balance sheet under the caption “contract liabilities”. The cost-to-cost method of accounting is also affected by changes in job performance, job conditions, and final contract settlements. These factors may result in revisions to estimated costs and, therefore, revenue. Such revisions are frequently based on further estimates and subjective assessments. The effects of these revisions are recognized in the period in which revisions are determined. When such revisions lead to a conclusion that a loss will be recognized on a contract, the full amount of the estimated ultimate loss is recognized in the period such conclusion is reached, regardless of the percent complete of the contract. Revisions to project costs and conditions can give rise to change orders under which the customer agrees to pay additional contract price. Revisions can also result in claims we might make against the customer to recover project variances that have not been satisfactorily addressed through change orders with the customer. Claims and unapproved change orders are recorded at estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on the construction costs incurred in connection with claim amounts. See Note 4 – Revenue from Contracts with Customers in the accompanying notes to the Company’s consolidated financial statements for information related to unresolved change orders and claims. Variations from estimated project costs could have a significant impact on our operating results, depending on project size, and the recoverability of the variation via additional customer payments. In accordance with industry practice, we classify as current all assets and liabilities relating to the performance of long-term contracts. The term of our contracts generally ranges from three months to two years and, accordingly, collection or payment of amounts relating to these contracts may extend beyond one year. Accounts Receivable and Allowance for Doubtful Accounts We are required to estimate the collectability of accounts receivable and provide an allowance for doubtful accounts for receivable amounts we believe we will not ultimately collect. This requires us to make certain judgments and estimates involving, among others, the creditworthiness of our customers, prior collection history with our customers, ongoing relationships with our customers, the aging of past due balances, our lien rights, if any, in the property where we performed the work, and the availability, if any, of payment bonds applicable to the contract. These estimates are evaluated and adjusted as needed when additional information is received. Self-insurance Liabilities We are substantially self-insured for workers’ compensation, employer’s liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses are estimated and accrued based upon known facts, historical trends and industry averages. Estimated losses in excess of our deductible, which have not already been paid, are included in our accrual with a corresponding receivable from our insurance carrier. In addition, we are self-insured related to medical and dental claims under policies with annual per-claimant and annual aggregate stop-loss limits. We accrue for the unfunded portion of costs for both reported claims and claims incurred but not reported. We believe the liabilities recognized on our balance sheets for these obligations are adequate. However, insurance liabilities are difficult to estimate due to unknown factors, including the severity of any injury, the determination of our liability in proportion to other parties, timely reporting of occurrences, ongoing treatment or loss mitigation, general trends in litigation recovery outcomes and the effectiveness of safety and risk management programs. Therefore, if actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period that such experience becomes known. Deferred Tax Assets We regularly evaluate the need for valuation allowances related to deferred tax assets for which future realization is uncertain. We perform this evaluation quarterly. In assessing the realizability of deferred tax assets, we must consider whether it is more likely than not some portion, or all, of the deferred tax assets will not be realized. We consider all available evidence, both 52 positive and negative, in determining whether a valuation allowance is required. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior carryback years and tax planning strategies in making this assessment, and judgment is required in considering the relative weight of negative and positive evidence. Goodwill and Identifiable Intangible Assets Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We assess goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred. When the carrying value of a given reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value. If other reporting units have had increases in fair value, such increases may not be recorded. Accordingly, such increases may not be netted against impairments at other reporting units. The requirements for assessing whether goodwill has been impaired involve market-based information. This information, and its use in assessing goodwill, entails some degree of subjective assessment. We perform our annual impairment testing as of October 1 and any impairment charges resulting from this process are reported in the fourth quarter. We segregate our operations into reporting units based on the degree of operating and financial independence of each unit and our related management of them. We perform our annual goodwill impairment analysis at the reporting unit level. Each of our operating units represents an operating segment, and our operating segments are our reporting units. We also review intangible assets with definite lives subject to amortization whenever events or circumstances indicate that a carrying amount of an asset may not be recoverable. Events or circumstances that might require impairment testing include the identification of other impaired assets within a reporting unit, loss of key personnel, the disposition of a significant portion of a reporting unit, a significant decline in stock price or a significant adverse change in business climate or regulations. Changes in strategy and/or market condition, may also result in adjustments to recorded intangible asset balances or their useful lives. Off-Balance Sheet and Other Arrangements Aside from the $3.2 million and $3.4 million in irrevocable letters of credit outstanding in connection with the Company’s self- insurance program, at December 31, 2022 and 2021, respectively, the Company did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities established for the purpose of facilitating off- balance sheet arrangements or other purposes. Item 7A. Quantitative and Qualitative Disclosures About Market Risk We are a smaller reporting company as defined in Rule 12b-2 of the Exchange Act; therefore, pursuant to Item 301(c) of Regulation S-K, we are not required to provide the information required by this Item. 53

Item 8. Financial Statements and Supplementary Data LIMBACH HOLDINGS, INC. Index to Financial Statements Report of Independent Registered Public Accounting Firm (PCAOB ID 173) 55 Consolidated Balance Sheets as of December 31, 2022 and 2021 57 Consolidated Statements of Operations for the Years Ended December 31, 2022 and 2021 58 Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2022 and 2021 59 Consolidated Statements of Cash Flows for the Years Ended December 31, 2022 and 2021 60 Notes to Consolidated Financial Statements 62 54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Stockholders and the Board of Directors of Limbach Holdings, Inc. Warrendale, Pennsylvania Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Limbach Holdings, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Evaluation of Variable Consideration and Estimated Costs at Completion for Fixed-Price Construction-Type Contracts As described in Note 2 and 4 to the consolidated financial statements, the Company recognizes revenue from performance obligations on construction-type contracts over time using a cost-to-cost input method in which the extent of progress is measured as the ratio of costs incurred to date to the total estimated costs at completion. Revenue recognition under this method requires a significant level of judgement and estimates from management to determine the transaction price and the total estimated cost to complete each contract. During the year ended December 31, 2022, approximately $280,379,000 of the Company’s revenues were derived from construction-type contracts. The transaction price includes management’s estimates of variable consideration it expects to receive from pending change orders and claims to the extent it is probable there will not be a significant reversal of revenue recorded to date. Estimating variable consideration involves significant judgements by management that consider the nature of the variable consideration, project communications such as notices to proceed and work directives from the owner or general contractor, changes in the scope of the contract, historical experience with customers, third-party actions, and management’s prior experience with similar facts and circumstances. 55

Estimated costs to complete for construction-type contracts include all direct labor, materials, equipment, and subcontractor costs as well as certain indirect costs. These estimated costs can vary significantly from original estimates over the course of the contract due to numerous factors including availability of highskilled labor, material price changes, unforeseen site conditions, unanticipated weather or force majeure events, necessary rework, errors or omissions in plans and specifications, and changes in the scope and timing of contract scope and performance timing. We considered auditing variable consideration and total estimated costs to complete on construction-type contracts to be critical audit matters, because they involved a high degree of subjectivity and significant auditor judgement, along with extensive audit procedures, in evaluating management’s estimates and judgements. Our audit procedures related to testing the variable consideration and cost to complete included the following: • Obtained an understanding of management’s internal controls and evaluated the design of the controls. • Obtained and reviewed the relevant terms of the related contracts and change orders for a sample of contracts. • Sampled contracts and observed certain internal project review meetings and interviewed project personnel to gain an understanding of the status of projects and tested management’s significant judgements related to the recoverability of variable consideration and estimated costs to be incurred to complete the contract. • Evaluated management’s historical ability to estimate total contract cost by performing a comparison of total actual estimated contract cost as compared with prior period estimates, including evaluating the timely identification of circumstances that may warrant a modification to the total estimated contract cost. Our audit procedures related strictly to testing the variable consideration included the following: • Evaluated the recorded variable consideration by obtaining management’s contractual justification for the recorded amounts on a sample of contracts. This includes obtaining project communications such as notices to proceed and work directives from the owner or general contractor for the changes in the scope of the contract to support the variable consideration. • Sampled related underlying costs for pending change orders and claims based on their significance to the variable consideration by vouching these costs to the corresponding vendor invoice, subcontractor payment application, or timecard depending on the nature of the associated job cost. Our audit procedures related strictly to testing the cost to complete included the following: • Agreed actual costs incurred to underlying support on a sample basis. • Tested key components of estimated costs to complete including labor, materials, equipment, and subcontractor costs on a sample basis. /s/ Crowe LLP We have served as the Company’s auditor since 2012. Atlanta, Georgia March 8, 2023 56

LIMBACH HOLDINGS, INC. Consolidated Balance Sheets As of December 31, (in thousands, except share data) 2022 2021 ASSETS Current assets: Cash and cash equivalents $ 36,001 $ 14,476 Restricted cash 113 113 Accounts receivable (net of allowance for doubtful accounts of $234 and $263 as of December 31, 2022 and 2021, respectively) 124,442 89,327 Contract assets 61,453 83,863 Advances to and equity in joint ventures, net 12 12 Income tax receivable 95 114 Other current assets 3,874 5,001 Total current assets 225,990 192,906 Property and equipment, net 18,224 21,621 Intangible assets, net 15,340 16,907 Goodwill 11,370 11,370 Operating lease right-of-use assets 18,288 20,119 Deferred tax asset 4,829 4,330 Other assets 515 259 Total assets $ 294,556 $ 267,512 LIABILITIES Current liabilities: Current portion of long-term debt $ 9,564 $ 9,879 Current operating lease liabilities 3,562 4,366 Accounts payable, including retainage 75,122 63,840 Contract liabilities 44,007 26,712 Accrued income taxes 1,888 501 Accrued expenses and other current liabilities 24,942 24,444 Total current liabilities 159,085 129,742 Long-term debt 21,528 29,816 Long-term operating lease liabilities 15,643 16,576 Other long-term liabilities 2,858 3,540 Total liabilities 199,114 179,674 Commitments and contingencies Redeemable convertible preferred stock, net, par value $0.0001, $1,000,000 shares authorized, no shares issued and outstanding ($0 redemption value) — — STOCKHOLDERS’ EQUITY Common stock, $0.0001 par value; 100,000,000 shares authorized, issued 10,471,410 and 10,304,242, respectively; 10,291,758 and 10,304,242 outstanding, respectively 1 1 Additional paid-in capital 87,809 85,004 Treasury stock, at cost (179,652 and — shares, respectively) (2,000) — Retained earnings 9,632 2,833 Total stockholders’ equity 95,442 87,838 Total liabilities and stockholders’ equity $ 294,556 $ 267,512 The accompanying notes are an integral part of these consolidated financial statements 57

LIMBACH HOLDINGS, INC. Consolidated Statements of Operations (in thousands, except share and per share data) For the Years Ended December 31, 2022 2021 Revenue $ 496,782 $ 490,351 Cost of revenue 403,041 404,441 Gross profit 93,741 85,910 Operating expenses: Selling, general and administrative 77,879 71,436 Change in fair value of contingent consideration 2,285 — Amortization of intangibles 1,567 484 Total operating expenses 81,731 71,920 Operating income 12,010 13,990 Other (expenses) income: Interest expense, net (2,144) (2,568) Loss on early termination of operating lease (849) — Loss on early debt extinguishment — (1,961) Gain on change in fair value of interest rate swap 310 — Gain on disposition of property and equipment 281 2 Gain on change in fair value of warrant liability — 14 Total other expenses (2,402) (4,513) Income before income taxes 9,608 9,477 Income tax provision 2,809 2,763 Net income $ 6,799 $ 6,714 Earnings Per Share (“EPS”) Net income per share: Basic $ 0.65 $ 0.67 Diluted $ 0.64 $ 0.66 Weighted average number of shares outstanding: Basic 10,425,119 10,013,117 Diluted 10,676,534 10,231,637 The accompanying notes are an integral part of these consolidated financial statements 58

LIMBACH HOLDINGS, INC. Consolidated Statements of Stockholders’ Equity (in thousands, except share amounts) Number of Shares Additional paid-in capital Treasury stock, at cost (Accumulated deficit) retained earnings Stockholders’ equity Common stock Treasury stock Common stock Balance at January 1, 2021 7,926,137 — $ 1 $ 57,612 $ — $ (3,881) $ 53,732 Shares issued related to sale of common stock 2,051,025 — — 22,773 — — 22,773 Exercise of warrants 172,874 — — 1,989 — — 1,989 Shares issued related to vested restricted stock units 129,138 — — — — — — Tax withholding related to vested restricted stock units — — — (191) — — (191) Stock-based compensation — — — 2,601 — — 2,601 Proceeds related to employee stock purchase plan — — — 220 — — 220 Shares issued related to employee stock purchase plan 25,068 — — — — — — Net income — — — — — 6,714 6,714 Balance at December 31, 2021 10,304,242 — $ 1 $ 85,004 $ — $ 2,833 $ 87,838 Shares issued related to vested Restricted stock units 129,678 — — — — — — Tax withholding related to vested restricted stock units — — — (148) — — (148) Stock-based compensation — — — 2,742 — — 2,742 Proceeds related to employee stock purchase plan — — — 211 — — 211 Shares issued related to employee stock purchase plan 37,490 — — — — — — Repurchase of common stock under Share Repurchase Program — (179,652) — — (2,000) — (2,000) Net income — — — — — 6,799 6,799 Balance at December 31, 2022 10,471,410 (179,652) $ 1 $ 87,809 $ (2,000) $ 9,632 $ 95,442 The accompanying notes are an integral part of these consolidated financial statements 59

LIMBACH HOLDINGS, INC. Consolidated Statements of Cash Flows Year Ended December 31, (in thousands) 2022 2021 Cash flows from operating activities: Net income $ 6,799 $ 6,714 Adjustments to reconcile net income to cash provided by (used in) operating activities: Depreciation and amortization 8,158 5,948 Noncash operating lease expense 4,260 4,268 Provision for doubtful accounts 292 198 Stock-based compensation expense 2,742 2,601 Loss on early debt extinguishment — 1,961 Loss on early termination of operating lease 849 — Amortization of debt discount and issuance costs 138 280 Deferred income tax provision (499) 1,757 Gain on change in fair value of warrant liability — (14) Gain on sale of property and equipment (281) (2) Gain on change in fair value of interest rate swap (310) — Loss on change in fair value of contingent consideration 2,285 — Changes in operating assets and liabilities: Accounts receivable (35,407) 3,408 Contract assets 22,410 (15,054) Other current assets 1,128 (555) Accounts payable, including retainage 11,282 (5,578) Contract liabilities 17,296 (20,399) Income tax receivable 19 (114) Accrued income taxes 1,387 (1,170) Accrued expenses and other current liabilities (2,934) (706) Operating lease liabilities (4,133) (4,083) Other long-term liabilities (108) (3,693) Net cash provided by (used in) operating activities 35,373 (24,233) Cash flows from investing activities: Proceeds from sale of property and equipment 498 467 Jake Marshall Transaction, net of cash acquired — (18,977) Advances to joint ventures — (2) Purchase of property and equipment (993) (791) Net cash used in investing activities (495) (19,303) Cash flows from financing activities: Proceeds from Wintrust and A&R Wintrust Term Loans — 40,000 Payments on Wintrust and A&R Wintrust Term Loans (13,429) (5,119) Proceeds from A&R Wintrust Revolving Loan 15,194 — Payment on A&R Wintrust Revolving Loan (15,194) — Payments on 2019 Refinancing Term Loan — (39,000) Proceeds from financing transaction 5,400 — Payments on financing liability (49) — Prepayment penalty and other costs associated with debt extinguishment — (1,376) Proceeds from sale of common stock — 22,773 Repurchase of common stock under Share Repurchase Program (2,000) — 60

Proceeds from exercise of warrants — 1,989 Payments on finance leases (2,734) (2,623) Proceeds from contributions to employee stock purchase plan 309 323 Taxes paid related to net-share settlement of equity awards (417) (459) Payments of debt issuance costs (433) (643) Net cash (used in) provided by financing activities (13,353) 15,865 Increase (decrease) in cash, cash equivalents and restricted cash 21,525 (27,671) Cash, cash equivalents and restricted cash, beginning of year 14,589 42,260 Cash, cash equivalents and restricted cash, end of year $ 36,114 $ 14,589 Supplemental disclosures of cash flow information Noncash investing and financing transactions: Earnout Payments associated with the Jake Marshall Transaction $ — $ 3,089 Right of use assets obtained in exchange for new operating lease liabilities — 5,417 Right of use assets obtained in exchange for new finance lease liabilities 2,634 1,296 Right of use assets disposed or adjusted modifying operating leases liabilities 2,455 219 Right of use assets disposed or adjusted modifying finance leases liabilities (77) — Interest paid 2,005 2,549 Cash paid for income taxes $ 1,979 $ 2,290 The accompanying notes are an integral part of these consolidated financial statements 61

LIMBACH HOLDINGS, INC. Notes to Consolidated Financial Statements Note 1 – Business and Organization Limbach Holdings, Inc. (the “Company,” “we” or “us”), a Delaware corporation headquartered in Warrendale, Pennsylvania, was formed on July 20, 2016 as a result of a business combination with Limbach Holdings LLC (“LHLLC”). The Company is a building systems solutions firm with expertise in the design, prefabrication, installation, management and maintenance of heating, ventilation, air-conditioning (“HVAC”), mechanical, electrical, plumbing and controls systems. The Company provides comprehensive facility services consisting of mechanical construction, full HVAC service and maintenance, energy audits and retrofits, engineering and design build services, constructability evaluation, equipment and materials selection, offsite/ prefabrication construction, and the complete range of sustainable building solutions. The Company’s customers operate in diverse industries including, but not limited to, data centers and healthcare, industrial and light manufacturing, cultural and entertainment, higher education, and life science facilities. The Company operates primarily in the Northeast, Mid-Atlantic, Southeast and Midwest regions of the United States. The Company operates in two segments, (i) General Contractor Relationships (“GCR”), in which the Company generally manages new construction or renovation projects that involve primarily HVAC, plumbing, or electrical services awarded to the Company by general contractors or construction managers, and (ii) Owner Direct Relationships (“ODR”), in which the Company performs owner direct projects and/or provides maintenance or service primarily on HVAC, plumbing or electrical systems, building controls and specialty contracting projects direct to, or assigned by, building owners or property managers. This work is primarily performed under fixed price, modified fixed price, and time and material contracts over periods of typically less than two years. Note 2 – Significant Accounting Policies Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”) and based on the assumption that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Principles of Consolidation References in these financial statements to the Company refer collectively to the accounts of Limbach Holdings, Inc. and its wholly-owned subsidiaries, including LHLLC, Limbach Facility Services LLC (“LFS”), Limbach Company LLC (“LC LLC”), Limbach Company LP, Harper Limbach LLC, Harper Limbach Construction LLC, Limbach Facility & Project Solutions LLC, Jake Marshall, LLC (“JMLLC”) and Coating Solutions, LLC (“CSLLC”) for all periods presented, unless otherwise indicated. All intercompany balances and transactions have been eliminated. Use of Estimates The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements for assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, the reported amounts of revenue and expenses during the reported period, and the accompanying notes. Management believes that its most significant estimates and assumptions have been based on reasonable and supportable assumptions and the resulting estimates are reasonable for use in the preparation of the consolidated financial statements. The Company’s significant estimates include estimates associated with revenue recognition on construction contracts, costs incurred through each balance sheet date, intangibles, property and equipment, fair value accounting for acquisitions, insurance reserves, income tax valuation allowances, fair value of contingent consideration arrangements and contingencies. If the underlying estimates and assumptions upon which the consolidated financial statements are based change in the future, actual amounts may differ from those included in the accompanying consolidated financial statements. Cash and Cash Equivalents Cash and cash equivalents consist principally of currency on hand and demand deposits at commercial banks. The Company maintains demand accounts at several domestic banks. The Company's cash balances with financial institutions typically exceed the Federal Deposit Insurance Corporation (“FDIC”) coverage limit of $0.25 million. The Company's cash balances on deposit at December 31, 2022 and 2021, exceeded the balance insured by the FDIC by approximately $34.7 million and $13.5 million, respectively. 62

Restricted Cash Restricted cash is cash held at a commercial bank in an imprest account held for the purpose of funding workers’ compensation and general liability claims against the Company. This amount is replenished either when depleted or at the beginning of each month. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Company’s consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows: (in thousands) December 31, 2022 December 31, 2021 Cash and cash equivalents $ 36,001 $ 14,476 Restricted cash 113 113 Total cash, cash equivalents and restricted cash $ 36,114 $ 14,589 Accounts Receivable and Allowance for Doubtful Accounts The carrying value of the receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. Management provides for probable uncollectible accounts through a charge to earnings and a credit to the valuation account based on its assessment of the current status of individual accounts, type of service performed, and current economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and an adjustment of the account receivable. The majority of customer balances at each balance sheet date are collected within twelve months. As is common practice in the industry, the Company classifies all accounts receivable as current assets. Based on assessments by management, allowances for doubtful accounts were approximately $0.2 million and $0.3 million at December 31, 2022 and 2021, respectively. On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. See below for further discussion. Joint Ventures The Company accounts for its participation in certain special purpose, project specific joint ventures under the equity method of accounting. The Company’s entry into these joint ventures is for the purpose of bidding, negotiating and completing specific projects. The Company and its joint venture partner(s) separately enter into their own sub-contracts with the joint venture for each party’s respective portion of the work. All revenue and expenses and the related contract assets and liabilities related to the Company’s sub-contract are recorded within the Company’s statements of operations and balance sheets, similarly to any other construction project. The joint venture itself does not accumulate any profits or losses, as the joint venture revenue is equal to the sum of the subcontracts it issues to the joint venture partners. The voting power and management of the joint ventures are shared equally by the joint venture partners, qualifying these entities for joint venture treatment under GAAP. The shared voting power and management responsibilities allow the Company to exercise significant influence without controlling the joint venture entity. As such, the Company applies the equity method of accounting as defined in ASC Topic 323, Investments – Equity Method and Joint Ventures. Revenue Recognition The Company’s revenue is primarily derived from construction-type and service contracts that generally range from three months to two years. The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. ASC Topic 606 provides for a five-step model for recognizing revenue from contracts with customers as follows: 1. Identify the contract 2. Identify performance obligations 3. Determine the transaction price 4. Allocate the transaction price 5. Recognize revenue Identify the contract with a customer. A contract with a customer exists when: (a) the parties have approved the contract and are committed to perform their respective obligations, (b) the rights of the parties can be identified, (c) payment terms can be identified, (d) the arrangement has commercial substance, and (e) collectability of consideration is probable. Judgment is 63 required when determining if the contractual criteria are met, specifically in the earlier stages of a project when a formally executed contract may not yet exist. In these situations, the Company evaluates all relevant facts and circumstances, including the existence of other forms of documentation or historical experience with our customers that may indicate a contractual agreement is in place and revenue should be recognized. In determining if the collectability of consideration is probable, the Company considers the customer’s ability and intention to pay such consideration through an evaluation of several factors, including an assessment of the creditworthiness of the customer and our prior collection history with such customer. Identify the performance obligations in the contract. At contract inception, the Company assesses the goods or services promised in a contract and identifies, as a separate performance obligation, each distinct promise to transfer goods or services to the customer. The identified performance obligations represent the “unit of account” for purposes of determining revenue recognition. In order to properly identify separate performance obligations, the Company applies judgment in determining whether each good or service provided is: (a) capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and (b) distinct within the context of the contract, whereby the transfer of the good or service to the customer is separately identifiable from other promises in the contract. Determine the transaction price. The transaction price represents the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to our customers. The consideration promised within a contract may include fixed amounts, variable amounts, or both. To the extent the performance obligation includes variable consideration, the Company estimates the amount of variable consideration to be included in the transaction price utilizing one of two prescribed methods, depending on which method better predicts the amount of consideration to which the entity will be entitled. Such methods include: (a) the expected value method, whereby the amount of variable consideration to be recognized represents the sum of probability weighted amounts in a range of possible consideration amounts, and (b) the most likely amount method, whereby the amount of variable consideration to be recognized represents the single most likely amount in a range of possible consideration amounts. When applying these methods, the Company considers all information that is reasonably available, including historical, current, and estimates of future performance. The expected value method is typically utilized in situations where a contract contains a large number of possible outcomes while the most likely amount method is typically utilized in situations where a contract has only two possible outcomes. Variable consideration is included in the transaction price only to the extent it is probable, in the Company’s judgment, that a significant future reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This threshold is referred to as the variable consideration constraint. In assessing whether to apply the variable consideration constraint, the Company considers if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue, including, but not limited to, whether: (a) the amount of consideration is highly susceptible to factors outside of the Company’s influence, such as the actions of third parties, (b) the uncertainty surrounding the amount of consideration is not expected to be resolved for a long period of time, (c) the Company’s experience with similar types of contracts is limited or that experience has limited predictive value, (d) the Company has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances, and (e) the contract has a large number and broad range of possible consideration amounts. Pending change orders represent one of the most common forms of variable consideration included within contract value and typically represent contract modifications for which a change in scope has been authorized or acknowledged by our customer but the final adjustment to contract price is yet to be negotiated. In estimating the transaction price for pending change orders, the Company considers all relevant facts, including documented correspondence with the customer regarding acknowledgment of and/or agreement with the modification, as well as historical experience with the customer or similar contractual circumstances. Based upon this assessment, the Company estimates the transaction price, including whether the variable consideration constraint should be applied. Contract claims are another form of variable consideration which is common within our industry. Claim amounts represent revenue that has been recognized for contract modifications that are not submitted or are in dispute as to both scope and price. In estimating the transaction price for claims, the Company considers all relevant facts available. However, given the uncertainty surrounding claims, including the potential long-term nature of dispute resolution and the broad range of possible consideration amounts, there is an increased likelihood that any additional contract revenue associated with contract claims is constrained. The resolution of claims involves negotiations and, in certain cases, litigation. In the event litigation costs are incurred by us in connection with claims, such litigation costs are expensed as incurred, although we may seek to recover these costs. Allocate the transaction price to performance obligations in the contract. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on a relative standalone selling 64 price. The Company determines the standalone selling price based on the price at which the performance obligation would have been sold separately in similar circumstances to similar customers. If the standalone selling price is not observable, the Company estimates the standalone selling price taking into account all available information such as market conditions and internal pricing guidelines. In certain circumstances, the standalone selling price is determined using an expected profit margin on anticipated costs related to the performance obligation. Recognize revenue as performance obligations are satisfied. Throughout the execution of our construction-type contracts, the Company recognizes revenue with the continuous transfer of control to the customer. The customer typically controls the asset under construction by either contractual termination clauses or by the Company’s rights to payment for work already performed on the asset under construction that does not have an alternative use for the Company. Because control transfers over time, revenue is recognized to the extent of progress towards completion of the performance obligations. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services provided. The Company generally uses the cost-to-cost method for its contracts, which measures progress towards completion for each performance obligation based on the ratio of costs incurred to date to the total estimated costs at completion for the respective performance obligation. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Revenue, including estimated profits, is recorded proportionately as costs are incurred. Cost of operations includes labor, materials, subcontractor costs, and other direct and indirect costs, including depreciation and amortization. Certain construction-type contracts include retention provisions to provide assurance to our customers that we will perform in accordance with the contract terms and are not considered a financing benefit. The balances billed but not paid by customers pursuant to these provisions generally become due upon completion and acceptance of the project work by the customer. The Company has determined there are no significant financing components in our contracts during the years ended December 31, 2022 and 2021. For our service-type contracts, revenue is also generally recognized over time as the customer simultaneously receives and consumes the benefits of our performance as we perform the service. For our fixed price service-type contracts with specified service periods, revenue is generally recognized on a straight-line basis over such service period when our inputs are expended evenly, and the customer receives and consumes the benefits of our performance throughout the contract term. Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation will be revised in the near-term. For those performance obligations for which revenue is recognized using a cost-to- cost input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made. When the current estimate of total costs for a performance obligation indicate a loss, a provision for the entire estimated loss on the unsatisfied performance obligation is made in the period in which the loss becomes evident. Costs to fulfill our contracts (“pre-bid costs”) that are not expected to be recovered from the customer are expensed as incurred and included in selling, general and administrative expenses on our consolidated statements of operations. In accordance with industry practice, we classify as current all assets and liabilities relating to the performance of contracts. See Note 4 – Revenue from Contracts with Customers for further information. Changes in Estimates on Construction Contracts The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our estimates of the cost to complete each project. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include: • The completeness and accuracy of the original bid; • costs associated with scope changes; • expected, or actual, resolution terms for claims; • achievement of contract incentives; • changes in costs of labor and/or materials; • extended overhead and other costs due to owner, weather and other delays; 65

• subcontractor performance issues; • changes in productivity expectations; • site conditions that differ from those assumed in the original bid; • changes from original design on design-build projects; • the availability and skill level of workers in the geographic location of the project; • a change in the availability and proximity of equipment and materials; • our ability to fully and promptly recover on claims and back charges for additional contract costs, and • the customer's ability to properly administer the contract. Subsequent to the inception of a construction-type contract in our GCR and ODR segments, the transaction price could change for various reasons, including the executed or estimated amount of change orders and unresolved contract modifications and claims to or from owners. Changes that are accounted for as an adjustment to existing performance obligations are allocated on the same basis at contract inception. Otherwise, changes are accounted for as separate performance obligation(s) and the separate transaction price is allocated. Changes are made to the transaction price from unapproved change orders to the extent the amount can be reasonably estimated and recovery is probable. On certain projects, we have submitted and have pending unresolved contract modifications and claims to recover additional costs and the associated profit, if applicable, to which we believe we are entitled under the terms of contracts with customers, subcontractors, vendors or others. The owners or their authorized representatives and/or other third parties may be in partial or full agreement with the modifications or claims, or may have rejected or disagree entirely or partially as to such entitlement. Changes are made to the transaction price from affirmative claims with customers to the extent that additional revenue on a claim settlement with a customer is probable and estimable. A reduction to costs related to claims with non-customers with whom we have a contractual arrangement (“back charges”) is recognized when the estimated recovery is probable and estimable. Recognizing claims and back charge recoveries requires significant judgments of certain factors including, but not limited to, dispute resolution developments and outcomes, anticipated negotiation results, and the cost of resolving such matters. The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins may cause fluctuations in gross profit and gross profit margin from period to period. Generally, if the contract is at an early stage of completion, the current period impact is smaller than if the same change in estimate is made to the contract at a later stage of completion. Significant changes in cost estimates, particularly in our larger, more complex projects have had, and can in future periods have, a significant effect on our profitability. Management evaluates changes in estimates on a contract by contract basis and discloses significant changes, if material, in the notes to the consolidated financial statements. The cumulative catch-up method is used to account for revisions in estimates. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Goodwill and Impairment of Long-Lived Assets Goodwill is evaluated for impairment at least annually or whenever events or changes in circumstance indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company may perform either a qualitative assessment of potential impairment or proceed directly to a quantitative assessment of potential impairment. The Company's qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, the Company assesses qualitative factors to determine whether the existence of events or circumstances leads the Company to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then a quantitative assessment is not required. However, if the Company concludes otherwise, a quantitative impairment analysis is performed. If the Company chooses not to perform a qualitative assessment, or if it chooses to perform a qualitative assessment but is unable to qualitatively conclude that no impairment has occurred, then the Company will perform a quantitative assessment. In the case of a quantitative assessment, the Company estimates the fair value of the reporting unit with which the goodwill is associated and compares it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, an 66 impairment charge is recognized for the excess of the reporting unit's carrying value over its fair value. See Note 5 – Goodwill and Intangible Assets for further detail. The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. With respect to property, plant and equipment and finite lived intangibles, asset recoverability is measured by comparing the carrying value of the asset or asset group with its expected future pre-tax undiscounted cash flows. These cash flow estimates require the Company to make projections and assumptions for many years into the future for pricing, demand, competition, operating cost and other factors. If the carrying amount exceeds the expected future undiscounted cash flows, the Company recognizes an impairment equal to the excess of carrying value over fair value as determined by quoted market prices in active markets or present value techniques if quotes are unavailable. The determination of the fair value using present value techniques requires the Company to make projections and assumptions regarding the probability of a range of outcomes and the rates of interest used in the present value calculations. Any changes the Company makes to these projections and assumptions could result in significant revisions to its evaluations of recoverability and the recognition of additional impairments. See Note 5 – Goodwill and Intangible Assets for further discussion on impairments of long-lived assets. Intangible Assets The Company’s indefinite-lived intangible assets associated with its trade name are evaluated for impairment at least annually or more frequently if events or circumstances indicate that it is more likely than not that the fair value of its indefinite-lived intangible asset are less than their carrying amount. The Company’s identifiable intangible assets with finite lives are either amortized over their useful lives or over the period the Company expects to receive the related economic benefit based upon estimated future cash flows. The Company reviews finite-lived intangible assets for impairment whenever facts and circumstances indicate that their carrying values may not be fully recoverable. The Company’s customer relationship-related intangible assets are amortized over the period the Company expects to receive the related economic benefit based upon estimated future net cash flows and its favorable leasehold interest-related intangible assets are amortized on a straight-line basis over the remaining lease terms. See Note 5 – Goodwill and Intangible Assets for further discussion of the Company’s intangible assets. Property and Equipment, net Property and equipment, with the exception of our fleet vehicle finance leases, are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. For buildings and leasehold improvements, the Company’s useful lives range from 5 years to 40 years; for machinery and equipment, useful lives range from 3 years to 10 years. Expenditures for maintenance and repairs are expensed as incurred. Leasehold improvements for our real estate operating leases are amortized over the lesser of the term of the related lease or the estimated useful lives of the improvements. The following table summarizes the Company’s property and equipment: (in thousands) December 31, 2022 December 31, 2021 Land and improvements $ 400 $ 400 Buildings and leasehold improvements 10,489 10,721 Machinery and equipment 26,061 24,600 Finance leases - vehicles(1) 10,789 10,771 Gross property and equipment 47,739 46,492 Less: Accumulated amortization on finance leases (6,001) (5,855) Less: Accumulated depreciation (23,514) (19,016) Property and equipment, net of accumulated amortization and depreciation(2) $ 18,224 $ 21,621 (1) See additional information provided in Note 14 – Leases. Depreciation and amortization expense on property and equipment was $6.6 million and $5.5 million for the years ended December 31, 2022 and 2021, respectively. 67

Leases A lease contract conveys the right to use an underlying asset for a period of time in exchange for consideration. At inception, we determine whether a contract contains a lease by determining if there is an identified asset and if the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. Leases are classified as either operating or finance, based on our evaluation of certain criteria. With the exception of short-term leases (leases with an initial term of 12 months or less), at lease commencement, we measure and record a lease liability equal to the present value of the remaining lease payments, generally discounted using quoted borrowing rates on our secured debt as the implicit rate is not readily determinable on many of our real estate operating leases. For our fleet vehicles classified as financing leases, we use the stated interest rate in the lease. On the lease commencement date, the amount of the right-of-use (“ROU”) assets consist of the following: • the amount of the initial measurement of the lease liability; • any lease payment made at or before the commencement date, minus any lease incentives received; and • any initial direct costs incurred. Most of our operating lease contracts have the option to extend or renew. We assess the option for individual leases, and we generally consider the base term to be the term of lease contracts. See Note 14 – Leases for additional information. We periodically evaluate whether events and circumstances have occurred that indicate that the remaining balances of our ROU assets may not be recoverable. We use estimates of future undiscounted cash flows, as well as other economic and business factors, to assess the recoverability of these assets. Deferred Financing Costs and Debt Discount Deferred financing costs are deferred and amortized to interest expense using the effective interest rate method over the term of the related long-term debt agreement, and the straight-line method for the revolving credit agreement. Debt issuance costs related to the issuance and/or extension, as applicable, of the Company’s term loans are reflected as a direct reduction from the carrying amount of long-term debt. Debt issuance costs related to revolving credit facilities are capitalized and reflected as an other asset. Prior to their extinguishment, the allocated fair value of the CB Warrants (defined in Note 7) were recorded as a debt discount and were accreted over the expected term of the debt as interest expense. See Note 7 – Debt for additional information. Stock-Based Compensation Stock-based compensation awards granted to executives, employees, and non-employee directors are measured at fair value and recognized as an expense. For awards with service conditions only, the Company recognizes compensation expense on a graded vesting basis over the requisite service period for each separately vesting tranche of the award based on the closing market price of the Company’s common stock at the grant date. For awards with service and performance conditions, the Company recognizes compensation expense based on the closing market price of the Company’s common stock at the grant date using the straight-line method over the requisite service period. Estimates of compensation expense for an award with performance conditions are based on the probable outcome of the performance conditions. The cumulative effect of changes in the probability outcomes are recorded in the period in which the changes occur. For awards with market-based conditions (“MRSUs”), the Company uses a Monte Carlo simulation model to estimate the grant-date fair value. The fair value related to market-based awards is recorded as compensation expense using the graded vesting method regardless of whether the market condition is achieved or not. The Company has elected to account for forfeitures as they occur to determine the amount of compensation expense to be recognized each period. See also Note 17 – Management Incentive Plans for further information. Income Taxes The provision for income taxes includes federal, state and local taxes. The Company accounts for income taxes in accordance with ASC Topic 740 - Income Taxes, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities and income or expense is recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and their respective tax bases, using enacted tax rates expected to be applicable in the years in which the temporary differences are expected to reverse. Changes in tax rates are recorded to deferred tax assets and liabilities and reflected in the provision for income taxes during the period that includes the enactment date. 68

The Company evaluates the realizability of its deferred tax assets and establishes a valuation allowance when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected, scheduling of anticipated reversals of taxable temporary differences, and considering prudent and feasible tax planning strategies. Any interest or penalties incurred related to unrecognized tax benefits are recorded as tax expense in the provision for income tax expense line item of the accompanying consolidated statements of operations. The consolidated financial statements reflect expected future tax consequences of such positions presuming the taxing authorities have full knowledge of the position and all relevant facts, but without considering time values. Fair Value Measurements The Company measures the fair value of financial assets and liabilities in accordance with ASC Topic 820 - Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows: • Level 1 — inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date; • Level 2 — inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities; and • Level 3 — unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. See also Note 9 – Fair Value Measurements for further information. Recently Adopted Accounting Standards In November 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606, Revenue from Contracts with Customers, to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The changes are effective for annual periods beginning after December 15, 2022. The Company early adopted ASU 2021-08 in December 2021. The contract assets and contract liabilities associated with the Jake Marshall Transaction have been valued in accordance with this standard. Recent Accounting Pronouncements In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss methodology for the measurement and recognition of credit losses on most financial instruments, including trade receivables and off-balance sheet credit exposure. Under this guidance, an entity is required to consider a broader range of information to estimate expected credit losses, which may result in earlier recognition of losses. This ASU also requires disclosure of information regarding how a company developed its allowance, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes. The Company adopted ASU 2016-13 on January 1, 2023 using the modified retrospective method, whereby the guidance was applied prospectively as of the date of adoption and prior periods are not restated. The adoption of this ASU did not have a material impact on the Company's financial position or results of operations. The Company assessed the scope of its financial assets and determined that the guidance associated with ASU 2016-13 is relevant to its trade accounts receivable and contract assets, including retainage. The Company’s trade receivables include amounts from work completed in which it has billed or has an unconditional right to bill its customers. The majority of the Company’s trade receivables are contractually due in less than a year. The Company further assessed the guidance based on its segment portfolio of receivables. While the Company’s construction-type GCR and ODR financial assets are often in the same 69 subset of customers and industries, the Company’s construction-type related project work is typically bonded and the customers to which they perform work are well-known, solvent and have no history of receivable write-offs. On the contrary, the Company’s service-type work, in particular its ODR core service work, is smaller in nature and is usually more susceptible to customer write-offs. As such, there is greater risk of credit loss on the Company’s ODR-related service-type receivables. The Company’s contract assets include amounts due under retainage provisions and costs and estimated earnings in excess of billings on uncompleted contracts. The Company has policies and procedures in place where it reviews claims and change orders on a quarterly basis to determine legal entitlement and recoverability in accordance with ASC 606. As such, the Company has determined the risk of credit loss on its contracts assets to be remote. The Company develops its allowances for credit losses, which represent an estimate of expected losses over the remaining contractual life of its ODR-related service-type receivables, using an aging method. Under the aging method, the Company assigns its accounts receivable to a level of delinquency and applies a loss rates to each class. Loss rates are determined based on historical loss experiences with customers, the consideration of a customer’s financial condition, current market economic conditions and a forecast of future economic conditions when appropriate. When the Company becomes aware of a customer's inability to meet its financial obligation, a specific reserve is recorded to reduce the receivable to the expected amount to be collected. As part of the Company’s analysis of expected credit losses, it may analyze receivables with customers on an individual basis in situations where such accounts receivables exhibit unique risk characteristics and are not expected to experience similar losses to the rest of their class. The FASB has issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting in March 2020. This new guidance provides optional expedients for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform, on financial reporting. The risk of termination of the London Interbank Offered Rate (LIBOR), has caused regulators to undertake reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based that are less susceptible to manipulation. ASU 2020-04 was effective between March 12, 2020 and December 31, 2022. However, in December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, extending the sunset date under Topic 848 from December 31, 2022 to December 31, 2024 to align the temporary accounting relief guidance with the expected LIBOR cessation date of June 30, 2023. In addition, in January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. The amendments in this update refine the scope for certain optional expedients and exceptions for contract modifications and hedge accounting to apply to derivative contracts and certain hedging relationships affected by the discounting transition. As a result of ASU 2022-06, an entity may now elect to apply the amendments in this update from the beginning of an interim period beginning as of March 12, 2020, through December 31, 2024. The Company has evaluated the impact of adopting the reference rate reform guidance (both ASU 2020-04 and ASU 2021-01) on its consolidated financial statements and has determined that these pronouncements did not have a significant impact. As discussed in Note 7, the A&R Credit Agreement removed LIBOR as a benchmark rate and now utilizes SOFR (as defined in the A&R Credit Agreement) as its replacement. In addition, the Company’s interest rate swap utilizes SOFR as its benchmark rate. In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity and amends the scope guidance for contracts in an entity's own equity. The ASU addresses how convertible instruments are accounted for in the calculation of diluted earnings per share by using the if-converted method. The guidance is effective for all entities for fiscal years beginning after March 31, 2024, albeit early adoption is permitted no earlier than fiscal years beginning after December 15, 2020. Management is currently assessing the impact of this pronouncement on its consolidated financial statements. Note 3 – Acquisitions Jake Marshall Transaction On December 2, 2021 (the “Effective Date”), the Company and LFS entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with JMLLC, CSLLC (together with JMLLC, the “Acquired Companies” and each an “Acquired Company”) and the owners of the Acquired Companies (collectively, the “Sellers”), pursuant to which LFS purchased all of the outstanding membership interests in the Acquired Companies from the Sellers (the transactions contemplated by the Purchase Agreement collectively being the “Jake Marshall Transaction”). The Jake Marshall Transaction closed on the Effective Date. As a result of the Jake Marshall Transaction, each of the Acquired Companies became wholly-owned indirect subsidiaries of the Company. The acquisition expanded the Company’s market share within its existing product and service lines. 70

Total consideration paid by the Company for the Jake Marshall Transaction at closing was $21.3 million (the “Closing Purchase Price”), consisting of cash paid to the Sellers, net of adjustments for working capital. Of the consideration paid to the Sellers, $1.0 million is being held in escrow for indemnification purposes. The purchase price is subject to customary post-closing adjustments. In addition, the Sellers may receive up to an aggregate of $6.0 million in cash, consisting of two tranches of $3.0 million, as defined in the Purchase Agreement, if the gross profit of the Acquired Companies equals or exceeds $10.0 million in (i) the approximately 13 month period from closing through December 31, 2022 (the “2022 Earnout Period”) or (ii) fiscal year 2023 (the “2023 Earnout Period”), respectively (collectively, the “Earnout Payments”). To the extent, however, that the gross profit of the Acquired Companies is less than $10.0 million, but exceeds $8.0 million, during any of the 2022 Earnout Period or 2023 Earnout Period, the $3.0 million amount will be prorated for such period. See Note 9 – Fair Value Measurements for further information on the Earnout Payments. The Company recorded $0.6 million in acquisition-related expenses related to the Jake Marshall Transaction during the year ended December 31, 2021 associated with professional fees, which are included in selling, general and administrative expense in the consolidated statement of operations. Allocation of Purchase Price. The Jake Marshall Transaction was accounted for as a business combination using the acquisition method. The following table summarizes the final purchase price and estimated fair values of assets acquired and liabilities assumed as of the Effective Date, with any excess of purchase price over estimated fair value of the identified net assets acquired recorded as goodwill. As a result of the acquisition, the Company recognized $5.2 million of goodwill, all of which was allocated to the ODR segment and fully deductible for tax purposes. Such goodwill primarily related to anticipated future earnings. The following table summarizes the final allocation of the fair value of the assets and liabilities of the Jake Marshall Transaction as of the Effective Date by the Company. (in thousands) Purchase Price Allocation Consideration: Cash $ 21,313 Earnout provision 3,089 Total Consideration 24,402 Fair value of assets acquired: Cash and cash equivalents 2,336 Accounts receivable 7,165 Contract assets 1,711 Other current assets 164 Property and equipment 5,762 Intangible assets 5,710 Amount attributable to assets acquired 22,848 Fair value of liabilities assumed: Accounts payable, including retainage 2,655 Accrued expenses and other current liabilities 570 Contract liabilities 462 Amount attributable to liabilities assumed 3,687 Goodwill $ 5,241 Note 4 – Revenue from Contracts with Customers The Company generates revenue from construction type contracts, primarily consisting of fixed-price contracts, to deliver HVAC, plumbing, and electrical construction services to its customers. The duration of its contracts generally ranges from three months to two years. Revenue from fixed price contracts is recognized on the cost-to-cost method, measured by the relationship of total cost incurred to total estimated contract costs. Revenue from time and materials contracts is recognized as services are performed. The Company believes that its extensive experience in HVAC, plumbing, and electrical projects, and its internal cost review procedures during the bidding process, enable it to reasonably estimate costs and mitigate the risk of cost overruns on fixed price contracts. 71

The Company generally invoices customers on a monthly basis, based on a schedule of values that breaks down the contract amount into discrete billing items. Costs and estimated earnings in excess of billings on uncompleted contracts are recorded as a contract asset until billable under the contract terms. Billings in excess of costs and estimated earnings on uncompleted contracts are recorded as a contract liability until the related revenue is recognizable. The Company classifies contract assets and liabilities that may be settled beyond one year from the balance sheet date as current, consistent with the length of time of the Company's project operating cycle.

Contract assets

Contract assets include amounts due under retainage provisions and costs and estimated earnings in excess of billings on uncompleted contracts. The components of the contract asset balances as of the respective dates were as follows:

(in thousands)	**December 31, 2022**	**December 31, 2021**	**Change**
Contract assets			
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 33,573	$ 47,447	$ (13,874)
Retainage receivable	27,880	36,416	(8,536)
Total contract assets	$ 61,453	$ 83,863	$ (22,410)

Retainage receivable represents amounts invoiced to customers where payments have been partially withheld, typically 10%, pending the completion of certain milestones, satisfaction of other contractual conditions or the completion of the project. Retainage agreements vary from project to project and balances could be outstanding for several months or years depending on a number of circumstances such as contract-specific terms, project performance and other variables that may arise as the Company makes progress towards completion.

Contract assets represent the excess of contract costs and profits (or contract revenue) over the amount of contract billings to date and are classified as a current asset. Contract assets result when either: (1) the appropriate contract revenue amount has been recognized over time in accordance with ASC Topic 606, but a portion of the revenue recorded cannot be currently billed due to the billing terms defined in the contract, or (2) costs are incurred related to certain claims and unapproved change orders. Claims occur when there is a dispute regarding both a change in the scope of work and the price associated with that change. Unapproved change orders occur when a change in the scope of work results in additional work being performed before the parties have agreed on the corresponding change in the contract price. The Company routinely estimates recovery related to claims and unapproved change orders as a form of variable consideration at the most likely amount it expects to receive and to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Claims and unapproved change orders are billable upon the agreement and resolution between the contractual parties and after the execution of contractual amendments. Increases in claims and unapproved change orders typically result from costs being incurred against existing or new positions; decreases normally result from resolutions and subsequent billings.

The current estimated net realizable value on such items as recorded in contract assets and contract liabilities in the consolidated balance sheets was $28.5 million and $38.1 million as of December 31, 2022 and 2021, respectively. The Company currently anticipates that the majority of such amounts will be approved or executed within one year. The resolution of those claims and unapproved change orders that may require litigation or other forms of dispute resolution proceedings may delay the timing of billing beyond one year.

Contract liabilities

Contract liabilities include billings in excess of contract costs and provisions for losses. The components of the contract liability balances as of the respective dates were as follows:

(in thousands)	**December 31, 2022**	**December 31, 2021**	**Change**
Contract liabilities			
Billings in excess of costs and estimated earnings on uncompleted contracts	$ 43,806	$ 26,293	$ 17,513
Provisions for losses	201	419	(218)
Total contract liabilities	$ 44,007	$ 26,712	$ 17,295

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Billings in excess of costs and estimated earnings on uncompleted contracts represent the excess of contract billings to date over the amount of contract costs and profits (or contract revenue) recognized to date. The balance may fluctuate depending on the timing of contract billings and the recognition of contract revenue.

Provisions for losses are recognized in the consolidated statements of operations at the uncompleted performance obligation level for the amount of total estimated losses in the period that evidence indicates that the estimated total cost of a performance obligation exceeds its estimated total revenue.

The net (overbilling) underbilling position for contracts in process consisted of the following:

(in thousands)	December 31, 2022	December 31, 2021
Revenue earned on uncompleted contracts	$ 678,014	$ 758,450
Less: Billings to date	(688,247)	(737,296)
Net (overbilling) underbilling	$ (10,233)	$ 21,154

(in thousands)	December 31, 2022	December 31, 2021
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 33,573	$ 47,447
Billings in excess of costs and estimated earnings on uncompleted contracts	(43,806)	(26,293)
Net (overbilling) underbilling	$ (10,233)	$ 21,154

Revisions in Contract Estimates

The Company recorded revisions in its contract estimates for certain GCR and ODR projects. During the year ended December 31, 2022, the Company recorded material gross profit write-ups on three GCR projects for a total of $3.0 million and four material GCR project gross profit write-downs for a total of $2.8 million that had a net gross profit impact of $0.5 million or more. There were no material write-ups or write-downs within the ODR segment during the year ended December 31, 2022. During the year ended December 31, 2021, the Company recorded material gross profit write-downs on five GCR projects for a total of $4.9 million and gross profit write-ups of $2.7 million on three GCR projects that had a net gross profit impact of $0.5 million or more. There were no material write-ups or write-downs within the ODR segment during the year ended December 31, 2021.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price of firm orders for which work has not been performed and exclude unexercised contract options. The Company's remaining performance obligations include projects that have a written award, a letter of intent, a notice to proceed or an agreed upon work order to perform work on mutually accepted terms and conditions.

As of December 31, 2022, the aggregate amount of the transaction prices allocated to the remaining performance obligations of the Company's GCR and ODR segment contracts were $302.9 million and $90.0 million, respectively. The Company currently estimates that 68% and 90% of its GCR and ODR segment remaining performance obligations as of December 31, 2022, respectively, will be recognized as revenue during 2023, with the substantial majority of remaining performance obligations to be recognized within 24 months, although the timing of the Company's performance is not always under its control.

Additionally, the difference between remaining performance obligations and backlog is due to the exclusion of a portion of the Company's ODR agreements under certain contract types from the Company's remaining performance obligations as these contracts can be canceled for convenience at any time by the Company or the customer without considerable cost incurred by the customer.

Note 5 – Goodwill and Intangible Assets

Goodwill

Goodwill was $11.4 million as of December 31, 2022 and 2021 and is entirely associated with the Company's ODR segment. The Company tests its goodwill and indefinite-lived intangible assets allocated to its reporting units for impairment annually on October 1, or more frequently if events or circumstances indicate that it is more likely than not that the fair value of its reporting units and indefinite-lived intangible asset are less than their carrying amount. The Company has the option to assess goodwill for possible impairment by performing a qualitative analysis to determine whether the existence of events or circumstances

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leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A quantitative assessment is performed if the qualitative assessments results in a more-likely-than-not determination or if a qualitative assessment is not performed.

During the fourth quarter of 2022, the Company performed a quantitative impairment assessment for its ODR reporting unit. In estimating the fair value of the ODR reporting unit, the Company used a combination of the income approach and the market approach. The Company used the income approach's discounted cash flow method, which applies significant inputs not observable in the public market (Level 3), including estimates and assumptions related to the use of an appropriate discount rate, future cash flows generated from existing work and new awards, projected operating margins and changes in working capital. The Company used the market approach's comparable company method. The comparable company method evaluates the value of a company using metrics of other businesses of similar size and industry. As a result of the annual assessment, the Company determined that the fair value of the ODR reporting unit was greater than its respective carrying value. The impairment assessment concluded headroom of $47.2 million, or 194%, for the ODR reporting unit. No impairment to goodwill was recorded as a result of the annual assessment. The Company believes the estimates and assumptions used in estimating its reporting units' fair values are reasonable and appropriate; however, different assumptions and estimates could materially affect the calculated fair value of the ODR reporting unit and the resulting conclusions on impairment of goodwill, which could materially affect the Company's results of operations and financial position. Additionally, actual results could differ from these estimates and assumptions may not be realized.

During the third quarter of 2021, the Company identified impairment indicators in the form of significant declines in the stock price of the Company's common shares and corresponding market capitalization. Management considered these declines as indicators that the fair value of the ODR reporting unit may have been below its carrying amount, and the performance of an interim quantitative goodwill impairment assessment was required. As a result of the interim assessment, the Company determined that the fair value of the ODR reporting unit was greater than its respective carrying value. The impairment assessment concluded headroom of $33.3 million, or 169%, for the ODR reporting unit. No impairment to goodwill was recorded as a result of the interim assessment.

The following table summarizes the carrying amount of goodwill associated with the Company's segments for the years ended December 31, 2022 and 2021.

(in thousands)	GCR	ODR	Total
Goodwill as of January 1, 2021	$ —	$ 6,129	$ 6,129
Goodwill associated with the Jake Marshall Transaction	—	5,241	5,241
Goodwill as of December 31, 2021	—	11,370	11,370
Goodwill as of December 31, 2022	$ —	$ 11,370	$ 11,370

Intangible Assets

The Company reviews intangible assets with definite lives subject to amortization whenever events or changes in circumstances (triggering events) indicate that the carrying amount of an asset may not be recoverable. Intangible assets with definite lives subject to amortization are amortized on a straight-line or accelerated basis with estimated useful lives ranging from 1 to 15 years. Events or circumstances that might require impairment testing include the identification of other impaired assets within a reporting unit, loss of key personnel, the disposition of a significant portion of a reporting unit, a significant decline in stock price, or a significant adverse change in the Company's business climate or regulations affecting the Company.

During the third quarter of 2021, the Company performed a quantitative impairment test on its indefinite-lived intangible assets due to the triggering events described in the goodwill impairment summary above. The fair value of the Company's trade name was estimated using an income approach, specifically known as the relief-from-royalty method. The relief-from-royalty method is based on the hypothetical royalty stream that would be received if we were to license the trade name and was based on expected revenue. As a result of the interim assessment, the Company determined that the fair value of the Company's indefinite-lived intangible asset was greater than its respective carrying value. The impairment assessment concluded headroom of $1.0 million, or 10%, for the Company's trade name.

The Company did not recognize an impairment charge on its indefinite-lived intangible asset for the years ended December 31, 2022 and 2021.

Definite-lived and indefinite-lived intangible assets consist of the following:

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(in thousands)	Gross carrying amount	Accumulated amortization	Net intangible assets, excluding goodwill
December 31, 2022			
Amortized intangible assets:			
Customer relationships – GCR – Jake Marshall	$ 570	$ (87)	$ 483
Customer relationships – ODR – Jake Marshall	3,050	(436)	2,614
Customer relationships – ODR – Limbach	4,710	(3,765)	945
Favorable leasehold interests – Limbach	190	(97)	93
Backlog – GCR – Jake Marshall	260	(178)	82
Backlog – ODR – Jake Marshall	680	(465)	215
Trade name – Jake Marshall	1,150	(202)	948
Total amortized intangible assets	10,610	(5,230)	5,380
Unamortized intangible assets:			
Trade name – Limbach[(1)]	9,960	—	9,960
Total unamortized intangible assets	9,960	—	9,960
Total amortized and unamortized assets, excluding goodwill	$ 20,570	$ (5,230)	$ 15,340

(1) The Company has determined that its trade name has an indefinite useful life. The Limbach trade name has been in existence since the Company's founding in 1901 and therefore is an established brand within the industry.

(in thousands)	Gross carrying amount	Accumulated amortization	Net intangible assets, excluding goodwill
December 31, 2021			
Amortized intangible assets:			
Customer relationships – GCR – Jake Marshall	$ 570	$ (6)	$ 564
Customer relationships – ODR – Jake Marshall	3,050	(35)	3,015
Customer relationships – ODR – Limbach	4,710	(3,475)	1,235
Favorable leasehold interests – Limbach	190	(82)	108
Backlog – GCR – Jake Marshall	260	(14)	246
Backlog – ODR – Jake Marshall	680	(36)	644
Trade name – Jake Marshall	1,150	(15)	1,135
Total amortized intangible assets	10,610	(3,663)	6,947
Unamortized intangible assets:			
Trade name – Limbach	9,960	—	9,960
Total unamortized intangible assets	9,960	—	9,960
Total amortized and unamortized assets, excluding goodwill	$ 20,570	$ (3,663)	$ 16,907

Total amortization expense for the Company's definite-lived intangible assets was $1.6 million and $0.5 million for the years ended December 31, 2022 and 2021, respectively.

The estimated remaining useful lives of definite-lived intangible assets are as follows:

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Intangible Asset	Amortization Method	Estimated Remaining Useful Life (Years)
Customer relationships – GCR – Jake Marshall	Straight line	6.0
Customer Relationships – ODR – Limbach	Pattern of economic benefit	8.0
Customer Relationships – ODR – Jake Marshall	Straight line	6.5
Favorable Leasehold Interests – Limbach	Straight line	6.2
Backlog – GCR – Jake Marshall	Straight line	0.5
Backlog – ODR – Jake Marshall	Straight line	0.5
Trade name – Jake Marshall	Straight line	5.1

Estimated amortization expense is as follows for the years ending December 31:

(in thousands)	Estimated Amortization Expense	
2023	$	1,211
2024		867
2025		830
2026		800
2027		776
2028 and thereafter		896
Total	$	5,380

Note 6 – Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of the following:

(in thousands)	December 31, 2022		December 31, 2021	
Accrued payroll and related liabilities	$	4,545	$	8,169
Accrued bonus and commissions		9,682		7,352
Accrued insurance liabilities		715		719
Accrued job costs		1,913		3,772
Assurance-type warranty liabilities		1,581		3,310
Estimated loss contingency		2,182		—
Earnout Payments accrued, current		2,859		—
Other accrued liabilities		1,465		1,122
Total	$	24,942	$	24,444

Our construction-type contracts regularly include warranties to end customers that guarantee the work performed against defects in workmanship and the material we supply. These standard warranties are assurance-type warranties and do not offer any additional services. Therefore, these assurance-type warranties are not considered separate performance obligations and the expected cost of assurance-type warranties are accrued as an expense within cost of revenue.

Our reconciliation of assurance-type warranties are as follows:

(in thousands)	December 31, 2022		December 31, 2021	
Balance at the beginning of the period	$	3,310	$	4,056
Accruals for warranties issued		302		432
Accruals related to pre-existing warranties (including changes in estimates)		(494)		401
Settlements made		(1,537)		(1,579)
Balance at the end of the period	$	1,581	$	3,310

The Company also offers service-type warranties on certain construction-type projects. These service-type warranties were not accounted for as a separate performance obligation prior to the adoption of ASC Topic 606. Upon adoption of ASC Topic 606, we allocated a portion of the contract's transaction price to the service-type warranty based on its estimated standalone selling

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price. The accounting for service-type warranties under ASC Topic 606 did not have a material impact to the consolidated financial statements as of December 31, 2022 and 2021.

Note 7 – Debt

Long-term debt consists of the following obligations as of:

(in thousands)		December 31, 2022		December 31, 2021
A&R Wintrust Term Loan - term loan payable in quarterly installments of principal, (commencing in December 2021) plus interest through February 2026	$	21,453	$	34,881
A&R Wintrust Revolving Loan		—		—
Finance leases – collateralized by vehicles, payable in monthly installments of principal, plus interest ranging from 3.96% to 6.60% through 2027		4,954		5,132
Financing liability		5,351		—
Total debt	$	31,758	$	40,013
Less - Current portion of long-term debt		(9,564)		(9,879)
Less - Unamortized discount and debt issuance costs		(666)		(318)
Long-term debt	$	21,528	$	29,816

Maturities of long-term debt and finance leases at December 31, 2022 are as follows:

(in thousands)		
2023	$	9,564
2024		8,858
2025		7,537
2026		437
2027 and thereafter		5,362
Total	$	31,758

On February 24, 2021 (the "2021 Refinancing Date"), the Company refinanced its 2019 Refinancing Term Loan (as defined below) and 2019 Revolving Credit Facility (as defined below) with proceeds from the issuance of the Wintrust Term Loan (as defined below) (the "2021 Refinancing"). As a result of the 2021 Refinancing, the Company prepaid all principal, interest, fees and other obligations outstanding under the 2019 Refinancing Agreements (as defined below) and terminated its 2019 Refinancing Term Loan, 2019 Refinancing Revolving Credit Facility and the CB Warrants (as defined below). In addition, on the 2021 Refinancing Date, the Company recognized a loss on the early extinguishment of debt of $2.0 million, which consisted of the write-off of $2.6 million of unamortized discount and financing costs, the reversal of the $2.0 million CB warrants (defined below) liability and the prepayment penalty and other extinguishment costs of $1.4 million.

2019 Refinancing Agreement - 2019 Term Loans

On April 12, 2019 (the "2019 Refinancing Closing Date"), LFS entered into a financing agreement (the "2019 Refinancing Agreement") with the lenders thereto and Cortland Capital Market Services LLC, as collateral agent and administrative agent and CB Agent Services LLC ("CB"), as origination agent. The 2019 Refinancing Agreement consisted of (i) a $40.0 million term loan (the "2019 Refinancing Term Loan") and (ii) a new $25.0 million multi-draw delayed draw term loan (the "2019 Delayed Draw Term Loan" and, collectively with the 2019 Refinancing Term Loan, the "2019 Term Loans"). On November 14, 2019, the Company entered into an amendment to the 2019 Refinancing Agreement which, among other things, amended the interest rate and certain covenants in the 2019 Refinancing Agreement.

Prior to its refinancing in February 2021, the 2019 Refinancing Agreement would have matured on April 12, 2022. Required amortization was $1.0 million per quarter and commenced with the fiscal quarter ending September 30, 2020. There was an unused line fee of 2.0% per annum on the undrawn portion of the 2019 Delayed Draw Term Loan, and there was a make-whole premium on prepayments made prior to the 19-month anniversary of the 2019 Refinancing Closing Date. This make-whole provision guaranteed that the Company would pay no less than 18 months' applicable interest to the lenders under the 2019 Refinancing Agreement.

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The interest rate on borrowings under the 2019 Refinancing Agreement was, at the 2019 Refinancing Borrowers’ option, either LIBOR (with a 2.00% floor) plus 11.00% or a base rate (with a 3.00% minimum) plus 10.00%. At February 24, 2021 (the “2021 Refinancing Date”), the interest rate in effect on the 2019 Refinancing Term Loan was 13.00%. 2019 Refinancing Agreement – CB Warrants In connection with the 2019 Refinancing Agreement, on the 2019 Refinancing Closing Date, the Company issued to CB and the other lenders under the 2019 Refinancing Agreement warrants (the “CB Warrants”) to purchase up to a maximum of 263,314 shares of the Company's common stock at an exercise price of $7.63 per share subject to certain adjustments, including for stock dividends, stock splits or reclassifications. The actual number of shares of common stock into which the CB Warrants were exercisable at any given time were equal to: (i) the product of (x) the number of shares equal to 2% of the Company’s issued and outstanding shares of common stock on the 2019 Refinancing Closing Date on a fully diluted basis and (y) the percentage of the total 2019 Delayed Draw Term Loan made as of the exercise date, minus (ii) the number of shares previously issued under the CB Warrants. As of the 2019 Refinancing Closing Date through the 2021 Refinancing Date, no amounts had been drawn on the 2019 Delayed Draw Term Loan, so no portion of the CB Warrants were exercisable. The CB Warrants were to be exercised for cash or on a “cashless basis,” subject to certain adjustments, at any time after the 2019 Refinancing Closing Date until the expiration of such warrant at 5:00 p.m., New York time, on the earlier of (i) the five (5) year anniversary of the 2019 Refinancing Closing Date, or (ii) the liquidation of the Company. For the period from January 1, 2021 through the 2021 Refinancing Date, the Company recorded interest expense for the amortization of the CB Warrants liability and embedded derivative debt discounts of $0.1 million and recorded an additional $0.1 million of interest expense for the amortization of debt issuance costs. 2019 ABL Credit Agreement On the 2019 Refinancing Closing Date, LFS also entered into a financing agreement with the lenders thereto and Citizens Bank, N.A., as collateral agent, administrative agent and origination agent (the “2019 ABL Credit Agreement” and, together with the 2019 Refinancing Agreement, the “Refinancing Agreements”). The 2019 ABL Credit Agreement consisted of a $15.0 million revolving credit facility (the “2019 Revolving Credit Facility”). Proceeds of the 2019 Revolving Credit Facility were to be used for general corporate purposes. On the 2019 Refinancing Closing Date, the Company entered into an amendment to the 2019 ABL Credit Agreement (as amended, 2019 ABL Credit Amendment Number One and Waiver), which amended certain provisions under the 2019 ABL Credit Agreement. The interest rate on borrowings under the 2019 ABL Credit Agreement was, at the option of LFS and its subsidiaries, either LIBOR (with a 2.0% floor) plus an applicable margin ranging from 3.00% to 3.50% or a base rate (with a 3.0% minimum) plus an applicable margin ranging from 2.00% to 2.50%. At the 2021 Refinancing Date, the interest rate in effect on the 2019 ABL Credit Agreement was 5.25%. As of the 2021 Refinancing Date, the Company had irrevocable letters of credit each in the amount of $3.4 million with its lender to secure obligations under its self-insurance program. Prior to the 2021 Refinancing Date, the 2019 ABL Agreement would have matured in April 2022. Wintrust Term and Revolving Loans On the 2021 Refinancing Date, LFS, LHLLC and the direct and indirect subsidiaries of LFS from time to time included as parties to the agreement (the “Wintrust Guarantors”) entered into a credit agreement (the “Wintrust Credit Agreement”) by and among the LFS, LHLLC, Wintrust Guarantors, the lenders party thereto from time to time, Wheaton Bank & Trust Company, N.A., a subsidiary of Wintrust Financial Corporation (collectively, “Wintrust”), as administrative agent and L/C issuer, Bank of the West as documentation agent, M&T Bank as syndication agent, and Wintrust as lead arranger and sole book runner. In accordance with the terms of the Wintrust Credit Agreement, Lenders provided to LFS (i) a $30.0 million senior secured term loan (the “Wintrust Term Loan”); and (ii) a $25.0 million senior secured revolving credit facility with a $5.0 million sublimit for the issuance of letters of credit (the “Wintrust Revolving Loan” and, together with the Wintrust Term Loan, the “Wintrust Loans”). Proceeds of the Wintrust Loans were used to refinance certain existing indebtedness, finance working capital and other general corporate purposes and fund certain fees and expenses associated with the closing of the Wintrust Loans. The Wintrust Revolving Loan initially bore interest, at LFS’s option, at either LIBOR (with a 0.25% floor) plus 3.5% or a base rate (with a 3.0% floor) plus 0.50%, subject to a 50 basis point step-down based on the ratio between the senior debt of the Company and its subsidiaries to the EBITDA (earnings before interest, income taxes, depreciation and amortization) of the LFS and its subsidiaries for the most recently ended four fiscal quarters. The Wintrust Term Loan initially bore interest, at LFS’s 78 option, at either LIBOR (with a 0.25% floor) plus 4.0% or a base rate (with a 3.0% floor) plus 1.00%, subject to a 50 (for LIBOR) or 75 (for base rate) basis point step-down based on the Senior Leverage Ratio. LFS initially was required to make principal payments on the Wintrust Term Loan in $0.5 million installments on the last business day of each month commencing on March 31, 2021 with a final payment of all principal and interest not sooner paid on the Wintrust Term Loan due and payable on February 24, 2026. In conjunction with the Jake Marshall Transaction, the Company entered into an amendment to the Wintrust Credit Agreement (the “A&R Wintrust Credit Agreement”). In accordance with the terms of the A&R Credit Agreement, Lenders provided to LFS (i) a $35.5 million senior secured term loan (the “A&R Wintrust Term Loan”); and (ii) a $25 million senior secured revolving credit facility with a $5 million sublimit for the issuance of letters of credit (the “A&R Wintrust Revolving Loan” and, together with the Term Loan, the “A&R Wintrust Loans”). The overall Wintrust Term Loan commitment under the A&R Wintrust Credit Agreement was recast at $35.5 million in connection with the A&R Credit Agreement. A portion of the A&R Wintrust Term Loan commitment was used to fund the closing purchase price of the Jake Marshall Transaction. The A&R Credit Agreement was also amended to: (i) permit the Company to undertake the Jake Marshall Transaction, (ii) make certain adjustments to the covenants under the A&R Credit Agreement (which were largely done to make certain adjustments for the Jake Marshall Transaction), (iii) allow for the Earnout Payments under the Jake Marshall Transaction, and (iv) make other corresponding changes to the A&R Credit Agreement. The A&R Wintrust Revolving Loan bears interest, at LFS’s option, at either Term SOFR (as defined in the A&R Credit Agreement) (with a 0.15% floor) plus 3.60%, 3.76% or 3.92% for a tenor of one month, three months or six months, respectively, or a base rate (as set forth in the A&R Credit Agreement) (with a 3.0% floor) plus 0.50%, subject to a 50 basis point step-down based on the ratio between the senior debt of the Company and its subsidiaries to the EBITDA of LFS and its subsidiaries for the most recently ended four fiscal quarters (the “Senior Leverage Ratio”). The A&R Wintrust Term Loan bears interest, at LFS’s option, at either Term SOFR (with a 0.15% floor) plus 4.10%, 4.26% or 4.42% for a tenor of one month, three months or six months, respectively, or a base rate (with a 3.0% floor) plus 1.00%, subject to a 50 (for Term SOFR) or 75 (for base rate) basis point step-down based on the Senior Leverage Ratio. At December 31, 2022 and 2021, the interest rate in effect on the non-hedged portion of the Wintrust Term Loan was 8.50% and 4.25%, respectively. For the years ended December 31, 2022 and 2021, the Company incurred interest on the A&R Wintrust Term Loan at a weighted average annual interest rate of 5.68% and 4.25%, respectively. The A&R Wintrust Term Loan is payable through a combination of (i) monthly installments of approximately $0.6 million due on the last business day of each month commencing on December 31, 2021, (ii) annual Excess Cash Flow payments as defined in the A&R Wintrust Credit Agreement, which are due 120 days after the last day of the Company's fiscal year and (iii) Net Claim Proceeds from Legacy Claims as defined in the A&R Wintrust Credit Agreement. Subject to defaults and remedies under the A&R Credit Agreement, the final payment of all principal and interest not sooner paid on the A&R Wintrust Term Loan is due and payable on February 24, 2026. Subject to defaults and remedies under the A&R Credit Agreement, the A&R Wintrust Revolving Loan matures and becomes due and payable by LFS on February 24, 2026. During the second quarter of 2022, the Company made certain Excess Cash Flow and Net Claim Proceeds payments of $3.3 million and $2.1 million, respectively, which concurrently reduced the outstanding A&R Wintrust Term Loan balance. In addition, during the third quarter of 2022, the Company made a Net Claim Proceeds payment of $0.6 million, which was also applied against the outstanding A&R Wintrust Term Loan balance. The A&R Wintrust Loans are secured by (i) a valid, perfected and enforceable lien of the administrative agent on the ownership interests held by each of LFS and Wintrust Guarantors in their respective subsidiaries; and (ii) a valid, perfected and enforceable lien of the administrative agent on each of LFS and Wintrust Guarantors’ personal property, fixtures and real estate, subject to certain exceptions and limitations. Additionally, the re-payment of the A&R Wintrust Loans shall be jointly and severally guaranteed by each Wintrust Guarantor. The A&R Credit Agreement contains representations and warranties, covenants and events of default that are customary for facilities of this type, as more particularly described in the A&R Credit Agreement. The A&R Wintrust Loans also contain three financial maintenance covenants, including (i) a requirement to have as of the last day of each quarter for the senior leverage ratio of the Company and its subsidiaries not to exceed an amount beginning at 2.00 to 1.00 (ii) a fixed charge coverage ratio of not less than 1.20 to 1.00 as of the last day of each fiscal quarter commencing with the fiscal quarter ending December 31, 2021, and (iii) no unfinanced capital expenditures, except for unfinanced capital expenditures in the ordinary course of business not exceeding in the aggregate $4.0 million during any fiscal year; and no default or event of default (as defined by the agreement) has occurred and is continuing, 50% of any portion of this annual limit, if not expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next following fiscal year as stipulated by the agreement. LFS and its affiliates maintain various commercial and service relationships with certain members of the syndicate and their affiliates in the ordinary course of business. 79

On May 5, 2022, the Company, LFS and LHLLC entered into a first amendment and waiver to the A&R Wintrust Credit Agreement (the "First Amendment to the A&R Wintrust Credit Agreement") with the lenders party thereto and Wintrust, as administrative agent. The First Amendment to the A&R Wintrust Credit Agreement modifies certain definitions within the A&R Wintrust Credit Agreement, and make other corresponding changes, including: (i) the definition of "EBITDA" to allow for the recognition of certain restructuring charges and lease breakage costs not previously specified, (ii) the definition of "Excess Cash Flow" to exclude the aggregate amount of the Earnout Payments paid in cash, (iii) the definition of "Total Funded Debt" to exclude certain capitalized lease obligations for real estate based on the approval of each lender and (iv) the definition of "Disposition" to include a clause for the sale and leaseback of certain real property based on the approval of each lender.

In July 2022, the Company entered into an interest rate swap agreement to manage the risk associated with a portion of its variable-rate long-term debt. The interest rate swap involves the exchange of fixed-rate and variable-rate payments without the exchange of the underlying notional amount on which the interest payments are calculated. The new swap agreement became effective on July 14, 2022 and will terminate on July 31, 2027. The notional amount of the swap agreement is $10.0 million with a fixed interest rate of 3.12%. If the one-month SOFR (as defined in the A&R Credit Agreement) is above the fixed rate, the counterparty pays the Company, and if the one-month SOFR is less the fixed rate, the Company pays the counterparty, the difference between the fixed rate of 3.12% and one-month SOFR. The Company has not designated this instrument as a hedge for accounting purposes. As a result, the change in fair value of the derivative instrument is recognized directly in earnings on the Company's consolidated statements of operations as a gain or loss on interest rate swap. Refer to Note 9 for further information regarding this interest rate swap.

On September 28, 2022, the Company, LFS and LHLLC entered into a second amendment and waiver to the amended and restated Wintrust credit agreement (the "Second Amendment to the A&R Wintrust Credit Agreement") with the lenders party thereto and Wintrust, as administrative agent. The Second Amendment to the A&R Wintrust Credit Agreement incorporates certain restricted payment provisions, among other things, to permit LFS to repurchase shares under the Company's Share Repurchase Program (as defined in Note 8 – Equity).

As of December 31, 2022 and 2021, the Company had no borrowings outstanding under the A&R Wintrust Revolving Loan. During the year ended December 31, 2022, the maximum outstanding borrowings under the A&R Wintrust Revolving Loan at any time was $9.4 million and the average daily balance was approximately $0.1 million. For the year ended December 31, 2022, the Company incurred interest on the A&R Wintrust Revolving Loan at a weighted average annual interest rate of 4.78%. The Company did not make any borrowings on the A&R Wintrust Revolving Loan during the year ended December 31, 2021.

At December 31, 2022, the Company had irrevocable letters of credit in the amount of $3.2 million with its lender to secure obligations under its self-insurance program.

The following is a summary of the applicable margin and commitment fees payable on the available A&R Wintrust Term Loan and A&R Wintrust Revolving Loan credit commitment:

Level	Senior Leverage Ratio	Additional Margin for Prime Rate loans	Additional Margin for Prime Revolving loans	Additional Margin for Eurodollar Term loans
I	Greater than 1.00 to 1.00	1.00 %	0.50 %	0.25 %
II	Less than or equal to 1.00 to 1.00	0.25 %	— %	0.25 %

Sale-Leaseback Financing Transaction

On September 29, 2022, LC LLC and Royal Oak Acquisitions, LLC (the "Purchaser") consummated the purchase of the real property under a sale and leaseback transaction, with an aggregate value of approximately $7.8 million (a purchase price of approximately $5.4 million and $2.4 million in tenant improvement allowances), pursuant to a purchase agreement under which the Purchaser purchased from LC LLC the Company's facility and real property in Pontiac, MI (collectively, the "Pontiac Facility").

In connection with the sale and leaseback transaction, LC LLC and Featherstone St Pontiac MI LLC (the "Landlord") entered into a Lease Agreement (the "Lease Agreement"), dated September 29, 2022 (the "Lease Effective Date") for the Pontiac Facility. Commencing on the Lease Effective Date, pursuant to the Lease Agreement, LC LLC has leased the Pontiac Facility, subject to the terms and conditions of the Lease Agreement. The Lease Agreement provides for a term of 25 years (the "Primary Term"). The Lease Agreement also provides LC LLC with the option to extend the Primary Term by two separate renewal terms of 5 years each (each a "Renewal Term"). Under the terms of the Lease Agreement, the Company's annual

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minimum rent is $499,730, payable in monthly installments, subject to annual increases of approximately 2.5% each year under the Primary Term and for each year under the Renewal Terms, if exercised. LC LLC has a one-time option to terminate the Lease Agreement effective on the last day of the fifteenth lease year by providing written notice to the Landlord as more fully set forth in the Lease Agreement. The one-time termination option of the Lease Agreement would require LC LLC to pay to the Landlord a termination fee of approximately $1.7 million.

Pursuant to the terms and conditions set forth in the Lease Agreement, the Landlord has agreed to provide LC LLC with a tenant improvement allowance in an amount up to $2.4 million. LC LLC is responsible for the initial capital outlay and completion of the agreed upon improvement work. The Landlord will subsequently reimburse LC LLC for such items up to the stated allowance amount.

The Company accounted for the sale and leaseback arrangement as a financing transaction in accordance with ASC 842, "*Leases*," as the Lease Agreement was determined to be a finance lease. The Company concluded the Lease Agreement met the qualifications to be classified as a finance lease due to the significance of the present value of the lease payments, using an implicit rate of 11.11% to reflect the Company's incremental borrowing rate associated with the $5.4 million purchase price as of the Lease Agreement date, compared to the fair value of the Pontiac Facility. The implicit rate associated with the aggregate purchase value, inclusive of tenant improvement allowances, was 6.53% as of the Lease Agreement date.

The presence of a finance lease indicates that control of the Pontiac Facility has not transferred to the Purchaser and, as such, the transaction was deemed a failed sale-leaseback and must be accounted for as a financing arrangement. As a result of this determination, the Company is viewed as having received the sale proceeds from the Purchaser in the form of a hypothetical loan collateralized by its leased facilities. The hypothetical loan is payable as principal and interest in the form of "lease payments" to the Purchaser. Principal repayments are recorded as a reduction to the financing liability. The Company will not derecognize the Pontiac Facility from its books for accounting purposes until the lease ends. No gain or loss was recognized under GAAP related to the sale and leaseback arrangement.

As of December 31, 2022, the financing liability was $4.9 million, net of issuance costs, which was recognized within other long-term debt on the Company's consolidated balance sheets. For the year ended December 31, 2022, less than $0.1 million of interest expense associated with the financing was recognized.

Note 8 – Equity

The Company's second amended and restated certificate of incorporation currently authorizes the issuance of 100,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001.

Warrants

In conjunction with the Company's initial public offering, the Company issued Public Warrants, Private Warrants and $15 Exercise Price Sponsor Warrants. The Company issued certain Merger Warrants and Additional Merger Warrants in conjunction with the Company's business combination with LHLLC in July 2016 (the "Business Combination"). On July 20, 2021, the Public Warrants, Private Warrants, and Additional Merger Warrants expired by their terms.

The following table summarizes the underlying shares of common stock with respect to outstanding warrants:

	December 31, 2022	December 31, 2021
$15 Exercise Price Sponsor Warrants(1)(2)	600,000	600,000
Merger Warrants(3)(4)	629,643	629,643
Total	1,229,643	1,229,643

(1) Exercisable for one share of common stock at an exercise price of $15.00 per share ("$15 Exercise Price Sponsor Warrants").
(2) Issued under a warrant agreement dated July 15, 2014, between Continental Stock Transfer and Trust Company, as warrant agent, and the Company.
(3) Exercisable for one share of common stock at an exercise price of $12.50 per share ("Merger Warrants").
(4) Issued to the sellers of LHLLC.

Incentive Plan

Upon the consummation of the Company's Business Combination, the Company adopted an omnibus incentive plan (the "Omnibus Incentive Plan") pursuant to which equity awards may be granted thereunder.

On March 9, 2021, the Board of Directors approved certain amendments to the Company's Omnibus Incentive Plan (the "2021 Amended and Restated Omnibus Incentive Plan") to increase the number of shares of the Company's common stock that may

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be issued pursuant to awards by 600,000, for a total of 2,250,000 shares, and extended the term of the plan so that it will expire on the tenth anniversary of the date the stockholders approve the 2021 Amended and Restated Omnibus Incentive Plan. The amendments were approved by the Company's stockholders at the Annual Meeting held on June 16, 2021. On March 25, 2022, the Board of Directors approved certain additional amendments to the Company's Omnibus Incentive Plan (the “2022 Amended and Restated Omnibus Incentive Plan”) to increase the number of shares of the Company's common stock that may be issued pursuant to awards by 350,000, for a total of 2,600,000 shares, and extended the term of the plan so that it will expire on the tenth anniversary of the date the stockholders approve the 2022 Amended and Restated Omnibus Incentive Plan. The amendments were approved by the Company's stockholders at the Annual Meeting held on June 22, 2022. See Note 17 – Management Incentive Plans for a discussion of the Company's management incentive plans for RSUs granted, vested, forfeited and remaining unvested. Share Repurchase Program In September 2022, the Company announced that its Board of Directors approved a share repurchase program (the “Share Repurchase Program”) to repurchase shares of its common stock for an aggregate purchase price not to exceed $2.0 million. The share repurchase authority is valid through September 29, 2023. Share repurchases may be executed through various means, including, without limitation, open market transactions, privately negotiated transactions or by other means in accordance with federal securities laws. The Share Repurchase Program does not obligate the Company to acquire any particular amount of common stock, and the program may be suspended or terminated by the Company at any time at its discretion without prior notice. As of December 31, 2022, the Company has made share repurchases of approximately $2.0 million under its Share Repurchase Program. Employee Stock Purchase Plan Upon approval of the Company's stockholders on May 30, 2019, the Company adopted the Limbach Holdings, Inc. 2019 Employee Stock Purchase Plan (the “ESPP”). On January 1, 2020, the ESPP went into effect. The ESPP enables eligible employees, as defined by the ESPP, the right to purchase the Company’s common stock through payroll deductions during consecutive subscription periods at a purchase price of 85% of the fair market value of a common share at the end of each offering period. Annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to ten percent of the participant's compensation or $5,000, whichever is less. Each offering period of the ESPP lasts six months, commencing on January 1st and July 1st of each year. The amounts collected from participants during a subscription period are used on the exercise date to purchase full shares of common stock. Participants may withdraw from an offering before the exercise date and obtain a refund of amounts withheld through payroll deductions. Compensation cost, representing the 15% discount applied to the fair market value of common stock, is recognized on a straight-line basis over the six-month vesting period during which employees perform related services. Under the ESPP 500,000 shares are authorized to be issued. For the years ended December 31, 2022 and 2021, the Company issued 37,490 and 25,068 shares of its common stock, respectively, to participants in the ESPP who contributed to the plan during these periods. As of December 31, 2022, 406,617 shares remain available for future issuance under the ESPP. 2021 Public Offering On February 10, 2021 the Company entered into an underwriting agreement (“Underwriting Agreement”) with Lake Street Capital Markets, LLC (“Underwriter”) relating to an underwritten public offering (the “2021 Public Offering”). On February 12, 2021, the Company sold to the Underwriter 1,783,500 shares of its Common Stock. The Underwriting Agreement provided for purchase and sale of the Shares by the company to the Underwriter at a price of $11.28 per share. The price to the public in the 2021 Public Offering was $12.00 per share. In addition, under the terms of the Underwriting Agreement, the Company granted the Underwriter a 30-day option to purchase up to an additional 267,525 shares of Common Stock to cover over- allotments, if any, on the same terms and conditions. The net proceeds to the Company from the 2021 Public Offering after deducting the underwriting discounts and commissions were approximately $19.8 million. On February 18, 2021, the Company received approximately $3.0 million of net proceeds for the sale of 267,525 shares of common stock in connection with the exercise of the over-allotment option. Note 9 – Fair Value Measurements The Company believes that the carrying amounts of its financial instruments, including cash and cash equivalents, trade accounts receivable and accounts payable, consist primarily of instruments without extended maturities, which approximate fair value primarily due to their short-term maturities and low risk of counterparty default. The Company also believes that the carrying value of the A&R Wintrust Term Loan approximates its respective fair value due to the variable rate on such debt. As of December 31, 2022, the Company determined that the fair value of the A&R Wintrust Term Loan was $21.5 million. Such fair value was determined using discounted estimated future cash flows using level 3 inputs. 82

Earnout Payments As a part of the total consideration for the Jake Marshall Transaction, the Company initially recognized $3.1 million in contingent consideration, of which the entire balance was included in other long-term liabilities in the Company’s consolidated balance sheets on the Effective Date. The fair value of contingent Earnout Payments is based on generating growth rates on the projected gross margins of the Acquired Entities and calculating the associated contingent payments based on achieving the earnout targets, which are reassessed each reporting period. Based on the Company’s ongoing assessment of the fair value of contingent earnout liability, the Company recorded a net increase in the estimated fair value of such liabilities of $2.3 million for the year ended December 31, 2022, which was presented in change in fair value of contingent consideration in the Company's consolidated statements of operations. The Company has assessed the estimated exposure to the contingent earnout liabilities to be approximately $5.4 million at December 31, 2022, of which approximately $2.9 million was included in accrued expenses and other current liabilities and approximately $2.5 million was included in other long-term liabilities. The Company determines the fair value of the Earnout Payments by utilizing the Monte Carlo Simulation method, which represents a Level 3 measurement. The Monte Carlo Simulation method models the probability of different financial results of the Acquired Entities during the earn-out period, utilizing a discount rate, which reflects a credit spread over the term-adjusted continuous risk-free rate. As of December 31, 2022 and the Effective Date, the Earnout Payments associated with the Jake Marshall Transaction were valued utilizing a discount rate of 10.20% and 6.83%, respectively. The discount rate was calculated using the build-up method with a risk-free rate commensurate with the term of the Earnout Payments based on the U.S. Treasury Constant Maturity Yield. Interest Rate Swap The fair value of the interest rate swap is determined using widely accepted valuation techniques and reflects the contractual terms of the interest rate swap including the period to maturity, and while there are no quoted prices in active markets, it uses observable market-based inputs, including interest rate curves and implied volatilities. The fair value analysis also considers a credit valuation adjustment to reflect nonperformance risk of both the Company and the single counterparty. The fair value of the interest rate contract has been determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The interest rate swap is classified as a Level 2 item within the fair value hierarchy. As of December 31, 2022, the Company determined that the fair value of the interest rate swap was $0.3 million and is recognized in other assets on the Company's consolidated balance sheets. For the year ended December 31, 2022, the Company recognized a gain of $0.3 million on its consolidated statements of operations associated with the change in fair value of the interest rate swap arrangement. CB Warrants Prior to its termination as a result of the 2021 Refinancing, the Company's CB Warrants were determined using the Black- Scholes-Merton option pricing model. The valuation inputs included the quoted price of the Company’s common stock in an active market, volatility and expected life of the warrants, which were considered Level 3 inputs. The CB Warrants liability was included in other long-term liabilities on the Company's consolidated balance sheets. The Company remeasured the fair value of the CB Warrants liability as of February 24, 2021 and recorded any adjustments to other income (expense). Prior to its extinguishment, the CB Warrants liability was $2.0 million. Due to the extinguishment of the CB Warrants on the 2021 Refinancing Date, there was no liability associated with the CB Warrants. For the period from January 1, 2021 through the 2021 Refinancing Date, the Company recorded other income of $14 thousand to reflect the change in the CB Warrants liability. Note 10 – Earning per Share Earnings per Share The Company calculates earnings per share in accordance with ASC Topic 260 - Earnings Per Share (“EPS”). Basic earnings per common share applicable to common stockholders is computed by dividing earnings applicable to common stockholders by the weighted-average number of common shares outstanding and assumed to be outstanding. Diluted EPS assumes the dilutive effect of outstanding common stock warrants, shares issued in conjunction with the Company’s ESPP (defined in Note 8) and restricted stock units (“RSUs”), all using the treasury stock method. The following table sets forth the computation of the basic and diluted earnings per share attributable to the Company's common shareholders for the years ended December 31, 2022 and 2021: 83

For the Years Ended (in thousands, except per share amounts) December 31, 2022 December 31, 2021 EPS numerator: Net income $ 6,799 $ 6,714 EPS denominator: Weighted average shares outstanding – basic 10,425 10,013 Nonvested restricted stock units 247 215 Employee stock purchase plan 5 4 Weighted average shares outstanding – diluted 10,677 10,232 EPS: Basic $ 0.65 $ 0.67 Diluted $ 0.64 $ 0.66 The following table summarizes the securities that were antidilutive or out-of-the-money, and therefore, were not included in the computations of diluted income per common share: For the Years Ended December 31, 2022 December 31, 2021 Out-of-the-money warrants 1,229,643 2,981,473 Service-based RSUs — 54 Performance and market-based RSUs(1) — 14,164 Employee stock purchase plan 1,573 — Total 1,231,216 2,995,691 (1) For the years ended December 31, 2022 and 2021, certain PRSU and MRSU awards (each defined in Note 17) were not included in the computation of diluted income per common share because the performance and market conditions were not satisfied during the periods and would not be satisfied if the reporting date was at the end of the contingency period. Note 11 – Income Taxes The Company is taxed as a C Corporation. 84

Provision for Income Taxes The Company’s provision for income taxes relating to continuing operations consists of the following: For the Years Ended (in thousands) December 31, 2022 December 31, 2021 Current tax provision U.S. Federal $ 2,613 $ 812 State and local 695 194 Total current tax provision 3,308 1,006 Deferred tax provision U.S. Federal (584) 1,127 State and local 85 630 Total deferred tax provision (499) 1,757 Income tax provision $ 2,809 $ 2,763 The provision for income taxes for the years ended December 31, 2022 and 2021 resulted in effective tax rates on continuing operations of 29.2% for both periods. A reconciliation of the federal statutory income tax rate to the Company’s effective tax rate is as follows: For the Years Ended December 31, 2022 2021 Federal statutory income tax rate 21.0% 21.0 % State income taxes, net of federal tax effect 6.4% 7.0 % Stock based compensation – restricted stock 1.4% (1.1) % Return to provision adjustment (0.1) % 1.2 % Permanent differences 1.3% 1.9 % Tax credits (0.9) % (0.8) % Effective tax rate 29.2% 29.2 % The Company is subject to taxation in various jurisdictions. The Company’s 2019 through 2021 tax returns are subject to examination by U. S. federal authorities. The Company’s tax returns are subject to examination by various state authorities for the years 2019 and forward. 85

Deferred Tax Assets (Liabilities) The significant components of deferred tax assets (liabilities) were as follows: As of As of December 31, (in thousands) 2022 2021 Deferred tax assets: Accrued expenses $ 950 $ 1,328 Allowance for doubtful accounts 60 68 Intangibles 463 524 Goodwill 3,301 3,304 Startup costs 68 79 Stock-based compensation 1,066 881 Research and development expenses 640 — Lease liabilities 6,280 5,547 Accrued bonuses and commissions 253 1,810 Total deferred tax assets 13,081 13,541 Deferred tax liabilities: Fixed assets (3,248) (3,775) Right-of-use assets (4,684) (5,231) Percentage of completion (241) (205) Interest (79) — Total deferred tax liabilities (8,252) (9,211) Net deferred tax asset $ 4,829 $ 4,330 In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. After giving consideration to these factors, management concluded that it was more likely than not that the deferred tax assets would be fully realized, and as a result, no valuation allowance against the deferred tax assets was deemed necessary at December 31, 2022 and 2021. At December 31, 2022 and 2021, the Company had no net operating loss carryforwards. Liabilities for Uncertain Tax Positions The Company had no unrecognized tax benefits as of December 31, 2022 and 2021. Note 12 – Operating Segments As discussed in Note 1, the Company operates in two operating segments (i) GCR, in which the Company generally manages new construction or renovation projects that involve primarily HVAC, plumbing, or electrical services awarded to the Company by general contractors or construction managers, and (ii) ODR, in which the Company performs owner direct projects and/or provides maintenance or service primarily on HVAC, plumbing or electrical systems, building controls and specialty contracting projects direct to, or assigned by, building owners or property managers. These segments are reflective of how the Company’s Chief Operating Decision Maker (“CODM”) reviews operating results for the purposes of allocating resources and assessing performance. The Company's CODM is comprised of its President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Executive Vice President and Chief Operating Officer. The CODM evaluates performance based on income from operations of the respective branches after the allocation of corporate office operating expenses. In accordance with ASC Topic 280 – Segment Reporting, the Company has elected to aggregate all of the GCR work performed at branches into one GCR reportable segment and all of the ODR work performed at branches into one ODR reportable segment. All transactions between segments are eliminated in consolidation. The Company’s corporate 86 department provides general and administrative support services to its two operating segments. The CODM allocates costs between segments for selling, general and administrative expenses and depreciation expense. Interest expense is not allocated to segments because of the corporate management of debt service. All of the Company’s identifiable assets are located in the United States, which is where the Company is domiciled. The Company does not have sales outside of the United States. For the year ended December 31, 2022, one GCR segment customer accounted for approximately 11% of consolidated total revenue. For the year ended December 31, 2021, two GCR segment customers accounted for approximately 17% and 12% of consolidated total revenue. Consolidated segment information for the periods presented is as follows: For the Years Ended December 31, (in thousands) 2022 2021 Statement of Operations Data: Revenue: GCR $ 280,379 $ 350,015 ODR 216,403 140,336 Total revenue 496,782 490,351 Gross profit: GCR 38,622 45,409 ODR 55,119 40,501 Total gross profit 93,741 85,910 Selling, general and administrative: GCR 36,332 37,558 ODR 38,805 31,277 Corporate 2,742 2,601 Total selling, general and administrative 77,879 71,436 Change in fair value of contingent consideration 2,285 — Amortization of intangibles 1,567 484 Operating income $ 12,010 $ 13,990 Less unallocated amounts: Interest expense, net (2,144) (2,568) Loss on early termination of operating lease (849) — Loss on early debt extinguishment — (1,961) Gain on change in fair value of interest rate swap 310 — Gain on disposition of property and equipment 281 2 Gain on change in fair value of warrant liability — 14 Total unallocated amounts (2,402) (4,513) Total consolidated income before income taxes $ 9,608 $ 9,477 Other Data: Depreciation and amortization: GCR $ 4,307 $ 4,085 ODR 2,284 1,379 Corporate 1,567 484 Total other data $ 8,158 $ 5,948 The Company does not identify capital expenditures and total assets by segment in its internal financial reports due in part to the shared use of a centralized fleet of vehicles and specialized equipment. Interest expense is also not allocated to segments because of the Company’s corporate management of debt service, including interest. 87

Note 13 – Commitments and Contingencies Legal. The Company is continually engaged in administrative proceedings, arbitrations, and litigation with owners, general contractors, suppliers, employees, former employees and other unrelated parties, all arising in the ordinary courses of business. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to the consolidated financial statements. In the opinion of the Company’s management, the current belief is that the results of these actions will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. On January 23, 2020, plaintiff, Bernards Bros. Inc. (“Bernards”), filed a complaint against the Company in Superior Court of the State of California for the County of Los Angeles. The complaint alleges that the Company’s Southern California business unit refused to honor a proposal made to Bernards to act as a subcontractor on a construction project, and that, as a result of the wrongful failure to honor the proposal, Bernards suffered damages in excess of $3.0 million plus interest, including alleged increased costs for hiring a different subcontractor to perform the work. The Company has vigorously defended the suit. Per the agreement of the Company and Bernards, in January 2022, the Court appointed a private referee to manage the case and adjudicate the dispute. A trial took place before the referee in January 2023, with no formal resolution of the matter having yet been rendered. As of December 31, 2022, the Company determined that a loss was probable, and, as such, recorded an estimated loss contingency, which was included in accrued expenses and other current liabilities reported within the Company’s consolidated balance sheets. In addition, the estimated loss contingency was recorded within selling, general and administrative expenses on the Company’s consolidated statements of operations and is presented within GCR selling, general and administrative expenses within the Company’s segment operations data. On April 17, 2020, plaintiff, LA Excavating, Inc., filed a complaint against the Company’s wholly-owned subsidiary, Limbach Company LP, and several other parties, in Superior Court of the State of California, for the County of Los Angeles. The complaint sought damages of approximately $1.0 million for alleged failure to pay contract balances and extra work ordered by Limbach Company LP, as well as to enforce payment obligations under a payment bond. In April 2022, the parties settled for an immaterial amount and the case was dismissed. On January 26, 2022, claimant, Suffolk Construction Company, Inc. (“Suffolk”) filed a Demand for Arbitration in Massachusetts against Boston Medical Center Corporation (“BMC”) and numerous of Suffolk’s trade subcontractors, including, the Company’s wholly-owned subsidiary, Limbach Company LLC, seeking to recover monies BMC withheld from Suffolk and its subcontractors based on an audit of project billings. Suffolk demanded that the Company defend and indemnify Suffolk against BMC’s audit findings that the Company overbilled the project just over $0.3 million and for the Company’s share of BMC’s audit costs. The Company disputed the findings of BMC’s audit and vigorously defended the allegation that it overbilled the project. In January 2023, the parties settled the matter for an immaterial amount, resulting in the Company recovering a portion of the amount being sought, and the case was dismissed. Surety. The terms of its construction contracts frequently require that the Company obtain from surety companies, and provide to its customers, payment and performance bonds (“Surety Bonds”) as a condition to the award of such contracts. The Surety Bonds secure its payment and performance obligations under such contracts, and the Company has agreed to indemnify the surety companies for amounts, if any, paid by them in respect of Surety Bonds issued on its behalf. In addition, at the request of labor unions representing certain of the Company's employees, Surety Bonds are sometimes provided to secure obligations for wages and benefits payable to or for such employees. Public sector contracts require Surety Bonds more frequently than private sector contracts, and accordingly, the Company's bonding requirements typically increase as the amount of public sector work increases. As of December 31, 2022, the Company had approximately $129.6 million in surety bonds outstanding. The Surety Bonds are issued by surety companies in return for premiums, which vary depending on the size and type of bond. Collective Bargaining Agreements. Many of the Company’s craft labor employees are covered by collective bargaining agreements. The agreements require the Company to pay specified wages, provide certain benefits and contribute certain amounts to multi-employer pension plans. If the Company withdraws from any of the multi-employer pension plans or if the plans were to otherwise become underfunded, the Company could incur additional liabilities related to these plans. Although the Company has been informed that some of the multi-employer pension plans to which it contributes have been classified as “critical” status, the Company is not currently aware of any significant liabilities related to this issue. Self-insurance. The Company is substantially self-insured for workers’ compensation and general liability claims, in the view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. The Company purchases workers’ compensation and general liability insurance under policies with per-incident deductibles of $250,000 per occurrence and a $4.4 million maximum aggregate deductible loss limit per year. Losses incurred over primary policy limits are covered by umbrella and excess policies up to specified limits with multiple excess insurers. The Company accrues for the unfunded portion of costs for both reported claims and claims incurred but not reported. The liability for unfunded reported claims and future claims is reflected on the consolidated balance sheets as current and non-current liabilities. 88

The liability is determined by establishing a reserve for each reported claim on a case-by-case basis based on the nature of the claim and historical loss experience for similar claims plus an allowance for the cost of incurred but not reported claims. The current portion of the liability is included in accrued expenses and other current liabilities on the consolidated balance sheets. The non-current portion of the liability is included in other long-term liabilities on the consolidated balance sheets. The Company is self-insured related to medical and dental claims under policies with annual per-claimant and annual aggregate stop-loss limits. The Company accrues for the unfunded portion of costs for both reported claims and claims incurred but not reported. The liability for unfunded reported claims and future claims is reflected on the consolidated balance sheets as a current liability in accrued expenses and other current liabilities. The components of the self-insurance liability as of December 31, 2022 and 2021 are as follows: (in thousands) December 31, 2022 December 31, 2021 Current liability — workers' compensation and general liability $ 158 $ 184 Current liability — medical and dental 557 456 Non-current liability 343 451 Total liability $ 1,058 $ 1,091 Restricted cash $ 113 $ 113 The restricted cash balance represents an imprest cash balance set aside for the funding of workers' compensation and general liability insurance claims. This amount is replenished either when depleted or at the beginning of each month. Note 14 - Leases The Company leases real estate, trucks and other equipment. The determination of whether an arrangement is, or contains, a lease is performed at the inception of the arrangement. Classification and initial measurement of the right-of-use asset and lease liability are determined at the lease commencement date. The Company elected the short-term lease measurement and recognition exemption; therefore, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. Instead, the short-term leases are recognized in expense on a straight-line basis over the lease term. The Company's arrangements include certain non-lease components such as common area and other maintenance for leased real estate, as well as mileage, fuel and maintenance costs related to leased vehicles. For all leased asset classes, the Company has elected to not separate non-lease components from lease components and will account for each separate lease component and non-lease component associated with the lease as a single lease component. The Company does not guarantee any residual value in its lease agreements, and there are no material restrictions or covenants imposed by lease arrangements. Real estate leases typically include one or more options to extend the lease. The Company regularly evaluates the renewal options, and when they are reasonably certain of exercise, the Company includes the renewal period in its lease term. For the Company’s leased vehicles, the Company uses the interest rate implicit in its leases with the lessor to discount lease payments at the lease commencement date. When the implicit rate is not readily available, as is the case with the Company’s real estate leases, the Company uses quoted borrowing rates on its secured debt. Related Party Lease Agreement. In conjunction with the closing of the Jake Marshall Transaction, the Company entered into an operating lease for certain land and facilities owned by a former member of JMLLC who became a full-time employee of the Company. The lease term is ten years and includes an option to extend the lease for two successive periods of two years each through November 2035. Base rent for the term of the lease is $37,500 per month for the first five years with payment commencing on January 1, 2022. The fixed rent payment is escalated to $45,000 per month for years 6 through 10 of the lease term. Fixed rent payments for the extension term shall be increased from $45,000 by the percentage increase, if any, in the consumer price index from the lease commencement date. In addition, under the agreement, the Company is required to pay its share of estimated property taxes and operating expenses, both of which are variable lease expenses. Southern California Sublease. In June, 2021, the Company entered into a sublease agreement with a third party for the entire ground floor of its leased space in Southern California, consisting of 71,787 square feet. Under the terms of the sublease agreement, the sublessee is obligated to pay the Company base rent of approximately $0.6 million per year, which is subject to a 3.0% annual rent increase, plus certain operating expenses and other costs. The initial lease term commenced in September 2021 and continues through April 30, 2027. As of December 31, 2022, the Company remains obligated under the original lease for such office space and, in the event the sublessee of such office space fails to satisfy its obligations under the sublease, the Company would be required to satisfy its obligations directly to the landlord under such original lease. 89

In addition, during the first quarter of 2022, the Company entered into an amendment to the aforementioned sublease agreement, which, among other things, expanded the sublease premises to include the entire second floor of its leased space in Southern California, consisting of 16,720 square feet. Under the terms of the amended sublease agreement, the sublessee is obligated to pay the Company base rent of approximately $0.8 million per year, which is subject to a 3.0% annual rent increase, plus certain operating expenses and other costs. The amended sublease term commenced in March 2022 and continues through April 30, 2027. For the years ended December 31, 2022 and 2021, the Company recorded $1.1 million and $0.4 million of income in selling, general and administrative expenses related to this sublease agreement. Pittsburgh Lease Termination. In March, 2022, the Company entered into a lease termination agreement (the “Lease Termination Agreement”) to terminate, effective March 31, 2022, the lease associated with the Company’s office space located in Pittsburgh, Pennsylvania, which previously served as its corporate headquarters. Absent the Lease Termination Agreement, the lease would have expired in accordance with its terms in July 2025. Pursuant to the Lease Termination Agreement, in exchange for allowing the Company to terminate the lease early, the Company agreed to pay a termination fee in the aggregate of approximately $0.7 million in 16 equal monthly installments commencing on April 1, 2022. The Company recognized the full termination fee expense during the first quarter of 2022. In connection with the lease termination, the Company recognized a gain of $0.1 million associated with the derecognition of the operating lease right-of-use asset and corresponding operating lease liabilities associated with the operating lease and recorded a $0.1 million loss on the disposal of leasehold improvements and moving expenses. The following table summarizes the lease amounts included in the Company’s consolidated balance sheets as of December 31, 2022 and 2021: (in thousands) Classification on the Consolidated Balance Sheets December 31, 2022 December 31, 2021 Assets Operating Operating lease right-of-use assets(1) $ 18,288 $ 20,119 Finance Property and equipment, net(2)(3) 7,402 4,916 Total lease assets $ 25,690 $ 25,035 Liabilities Current Operating Current operating lease liabilities $ 3,562 $ 4,366 Finance Current portion of long-term debt 2,135 2,451 Noncurrent Operating Long-term operating lease liabilities 15,643 16,576 Finance Long-term debt(4) 8,170 2,681 Total lease liabilities $ 29,510 $ 26,074 (1) Operating lease assets are recorded net of accumulated amortization of $12.2 million and $15.9 million at December 31, 2022 and 2021, respectively. (2) Finance lease assets are recorded net of accumulated amortization of $6.0 million and $5.9 million at December 31, 2022 and 2021, respectively. (3) Includes approximately $2.6 million of net property assets associated with the Company's Pontiac Facility. (4) Includes approximately $5.4 million, net of issuance costs, associated with the Company's sale and leaseback financing transaction. See Note 7 for further detail. The following table summarizes the lease costs included in the Company’s consolidated statements of operations for the years ended December 31, 2022 and 2021: 90

(in thousands)	Classification on the Consolidated Statements of Operations	December 31, 2022		December 31, 2021	
Operating lease cost	Cost of revenue[1]	$	2,627	$	2,901
Operating lease cost	Selling, general and administrative[1]		2,555		2,223
Finance lease cost:					
Amortization	Cost of revenue[2]		2,687		2,622
Interest	Interest expense, net[2]		264		305
Total lease cost		$	8,133	$	8,051

(1) Operating lease costs recorded in cost of revenue includes $0.5 million of variable lease costs for both the years ended December 31, 2022 and 2021, respectively. In addition, $0.5 million and $0.4 million of variable lease costs are included in selling, general and administrative expenses for the years ended December 31, 2022 and 2021, respectively. These variable costs consist of the Company's proportionate share of operating expenses, real estate taxes and utilities.

(2) Finance lease costs recorded in cost of revenue includes $3.8 million and $2.8 million of variable leases costs for the years ended December 31, 2022 and 2021, respectively. These variable lease costs consist of fuel, maintenance, and sales tax charges. No variable lease costs were recorded in selling, general and administrative expenses for the years ended December 31, 2022 and 2021.

Future minimum commitments for finance and operating leases that have non-cancelable lease terms in excess of one year as of the year ended December 31, 2022 were as follows (in thousands):

	Finance Leases			Operating Leases			
Year ending December 31:	Vehicles	Pontiac Facility	Total Finance	Non-Related Party	Related Party[1]	Sublease Receipts[2]	Total Operating
2023	$ 2,135	$ —	$ 2,135	$ 3,948	$ 450	$ (885)	$ 3,513
2024	1,429	—	1,429	3,259	450	(912)	2,797
2025	942	—	942	2,745	450	(939)	2,256
2026	437	—	437	2,625	450	(967)	2,108
2027	11	—	11	1,645	540	(326)	1,859
Thereafter	—	5,351	5,351	1,834	4,275	—	6,109
Total minimum lease payments	$ 4,954	$ 5,351	$ 10,305	$ 16,056	$ 6,615	$ (4,029)	$ 18,642
Amounts representing interest	357	11,593	11,950				
Aggregate future value of minimum lease payments	$ 5,311	$ 16,944	$ 22,255				

(1) Associated with the aforementioned related party lease entered into with a former member of JMLLC.

(2) Associated with the aforementioned third party sublease.

The following is a summary of the lease terms and discount rates as of:

	December 31, 2022	December 31, 2021
Weighted average lease term (in years):		
Operating	6.98	7.10
Finance[1]	2.73	2.51
Weighted average discount rate:		
Operating	4.76 %	4.68 %
Finance[1]	5.06 %	5.27 %

(1) Excludes the weighted average lease term and weighted average discount rate associated with the aforementioned sale-leaseback financing transaction, which has a Primary Term of 25 years and utilized an implicit rate of 11.11%. See Note 7 – Debt for further detail.

The following is a summary of other information and supplemental cash flow information related to finance and operating leases:

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(in thousands)	Year Ended December 31, 2022	2021
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 5,055	$ 4,938
Operating cash flows from finance leases	264	305
Financing cash flows from finance leases	2,734	2,623
Right-of-use assets exchanged for lease liabilities		
Operating leases	$ —	$ 5,417
Finance leases	2,634	1,296
Right-of-use assets disposed or adjusted modifying operating leases liabilities	$ 2,455	$ 219
Right-of-use assets disposed or adjusted modifying finance leases liabilities	$ (77)	$ —

Note 15 – Retirement Plan

The Company maintains a 401(k) plan for eligible, participating employees. The Company contributes an amount equal to 100% of an employee's salary reduction contributions up to 4% of such employee's compensation in a given year, as defined by the plan and subject to IRS limitations. The Company's mandatory contributions were $2.4 million for the year ended December 31, 2022, as compared to $2.3 million for the year ended December 31, 2021. The Company may make a discretionary profit sharing contribution to the 401(k) plan in accordance with plan provisions. The Company has full discretion to determine whether to make such a contribution, and the amount of such contribution. In order to share in the profit sharing contribution, employees must have satisfied the 401(k) Plan's eligibility requirements and be employed on the last day of the year. Employees are not required to contribute any money to the 401(k) Plan in order to qualify for the Company profit sharing contribution. Any discretionary profit sharing contribution would be divided among participants eligible to share in the contribution for the year in the same proportion that the participant's pay bears to the total pay of all participants. This means the amount allocated to each eligible participant's account would, as a percentage of pay, be the same. No discretionary profit sharing contributions were made for the years ended December 31, 2022 or 2021.

Note 16 – Multiemployer Pension Plans

The Company participates in approximately 40 multiemployer pension plans ("MEPPs") that provide pension benefits to certain union employees in accordance with various collective bargaining agreements ("CBAs"). As of December 31, 2022, approximately 54% of the Company's employees are members of collective bargaining units. As one of many employers who are obligated to contribute to these MEPPs, the Company is responsible with the other participating employers for any unfunded pension liabilities. The Company's contributions to a particular MEPP are established by the applicable CBAs; however, the Company's required contributions to a MEPP may increase based on the funded status of the individual MEPP and the legal requirements of the Pension Protection Act of 2006 (the "PPA"), which requires substantially underfunded MEPPs to implement a funding improvement plan ("FIP") or a rehabilitation plan ("RP") to improve their funded status. Factors that could impact the funded status of a MEPP include, without limitation, investment performance, changes in participant demographics, a decline in the number of actively employed covered employees, a decline in the number of contributing employers, changes in actuarial assumptions and the utilization of extended amortization provisions. If a contributing employer stops contributing to a MEPP, the unfunded obligations of the MEPP may be borne by the remaining contributing employers. Assets contributed to an individual MEPP are pooled with contributions made by other contributing employers; the pooled assets will be used to provide benefits to the Company's employees and the employees of the other contributing employers.

A FIP or RP requires a particular MEPP to adopt measures to correct its underfunded status. These measures may include, but are not limited to an increase in a contributing employer's contribution rate, or changes to the benefits paid to retirees. In addition, the PPA requires that a 5% surcharge be levied on employer contributions for the first year commencing shortly after the date the employer receives notice that the MEPP is in critical status and a 10% surcharge on each succeeding year until a CBA is in place with terms and conditions consistent with the RP.

If a MEPP has unfunded pension liabilities, the Company could be obligated to make additional payments to a MEPP if the Company either ceases to have an obligation to contribute to the MEPP under a CBA or significantly reduces the Company's contributions to the MEPP because they reduce the number of employees who are covered by the relevant MEPP for various reasons, including, but not limited to, layoffs or closure of a subsidiary. The amount of such payments (known as a complete or partial withdrawal liability) would equal the Company's proportionate share of the MEPPs unfunded vested benefits. Based on the information available to the Company from the MEPPs, the Company believes that some of the MEPPs to which they contribute are underfunded and are in "critical" or "endangered" status as those terms are defined by the PPA. Due to uncertainty regarding future factors that could trigger withdrawal liability, as well as the absence of specific information

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regarding the MEPPs' current financial situation, the Company is unable to determine (a) the amount and timing of any future withdrawal liability, if any, and (b) whether the Company's participation in these MEPPs could have a material adverse impact on our financial condition, results of operations or liquidity.

The nature and diversity of the Company's business may result in volatility of the amount of contributions to a particular MEPP for any given period. That is because, in any given market, the Company could be working on a significant project and/or projects, which could result in an increase in the direct labor force and a corresponding increase in contributions to the MEPP(s) dictated by the applicable CBA. When that particular project(s) finishes and is not replaced, the level of direct labor would also decrease, as would the level of contributions to the particular MEPP(s). Additionally, the level of contributions to a particular MEPP could also be affected by the terms of the CBA, which could require at a particular time, an increase in the contribution rate and/or surcharges.

Total contributions to the various union construction industry MEPP, welfare, training and other benefits programs in accordance with the CBAs were $31.3 million for the year ended December 31, 2022, as compared to $36.3 million for the year ended December 31, 2021. Of these amounts, total contributions to MEPPs accounted for $12.6 million and $14.3 million for the years ended December 31, 2022 and 2021, respectively.

The following table presents the MEPPs in which the Company participates. Additionally, this table also lists the PPA Zone Status for MEPPs as the critical status (red zone-less than 65% funded), the endangered status (yellow-less than 80% funded), the seriously endangered status (orange-less than 80% funded and projects a credit balance deficit within seven years) or neither critical or endangered status (green-greater than 80% funded). The zone status represents the most recent available information for the respective MEPP, which in certain circumstances is 2021 for the 2022 year. These dates may not correspond with the Company's calendar year contributions. The zone status is based on information received from the MEPPs and is certified by the MEPPs' actuaries. The "FIP/RP Status" column indicates MEPPs for which a financial improvement plan (FIP) or rehabilitation plan (RP) has been adopted or implemented.

Pension Fund	EIN/Pension Plan Number	PPA Zone Status		FIP/RP Status	Contributions (in thousands)		Contributions greater than 5% of total contributions	Surcharge Imposed	Expiration date of CBA
		2022	2021		2022	2021			
Pipefitters Local 636 Defined Benefit Pension Fund	38-3009873 / 001	Green	Yellow	N/A	1,483	1,437	No	No	May-22[(1)]
Plumbers Local No 98 Defined Benefit Pension Fund	38-3031916 / 001	Yellow	Yellow	Implemented	1,371	1,386	Yes	No	May-25
Sheet Metal Workers Local Union No. 80 Pension Fund	38-6105633 / 001	Green	Green	N/A	1,245	1,571	Yes	No	May-26
Sheet Metal Workers Local 98 Pension Fund	31-6171213 / 001	Green	Green	N/A	1,232	1,003	Yes	No	May 23
Plumbers and Pipefitters Local Union No. 43 Pension Fund	62-6101288 / 001	Green	Green	N/A	1,205	95	Yes	No	June-24
Pipefitters Union Local No. 537 Pension Fund	51-6030859 / 001	Green	Green	N/A	1,204	1,805	No	No	Aug-25
Sheet Metal Workers' National Pension Fund	52-6112463 / 001	Green	Yellow	N/A	792	701	No	No	Ranging from May-23 – Apr-26
Heating, Piping and Refrigeration Pension Fund	52-1058013 / 001	Green	Green	N/A	$ 609	$ 851	No	No	Jul-25
Plumbers & Pipefitters Local No 189 Pension Plan	31-0894807 / 001	Green	Green	N/A	596	489	Yes	No	May-25

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Steamfitters Local Union No. 420 Pension Fund	23-2004424 / 001	Red[(2)]	Red	Implemented	537	526	No	No	Apr-23
United Association National Pension Fund[(3)]	52-6152779 / 001	Green	Yellow	N/A	525	700	No	No	Ranging from May-23 - May-27
Plumbers & Pipefitters of Local Union No. 333 Pension Fund	38-3545518 / 005	Green[(2)]	Green	N/A	393	1,694	Yes	No	May-27
Plumbers & Steamfitters Local 577 Pension Plan	31-6134953 /001	Red	Yellow	Implemented	316	277	Yes	No	May-23
Electrical Workers Local No. 26 Pension Trust Fund	52-6117919 / 001	Green	Green	N/A	247	429	No	No	May-24
Sheet Metal Workers' Pension Plan of Southern California, Arizona and Nevada	95-6052257 / 001	Yellow	Yellow	Implemented	139	297	No	No	Jun-24
Southern California Pipe Trades Retirement Fund	51-6108443 / 001	Green[(2)]	Green	N/A	130	161	No	No	Aug-26
Steamfitters Local #449 Pension Plan	25-6032401 / 001	Green	Green	N/A	103	68	No	No	May-23
National Electrical Benefit Fund	53-0181657 / 001	Green	Green	N/A	81	1	No	No	May-24
Airconditioning and Refrigeration Industry Retirement Trust Fund	95-6035386 / 001	Green[(2)]	Green	N/A	74	130	No	No	Aug-24
Refrigeration, Air Conditioning & Service Division (UA-NJ) Pension Plan	22-6109064 / 001	Green	Green	N/A	65	57	No	No	Jul-27
Plumbers Local Union No. 690 Pension Fund	23-6405018 / 001	Green	Green	N/A	25	53	No	No	Apr-24
United Association Local Union No. 322 Pension Plan	21-6016638 / 001	Red	Red	Implemented	25	24	No	Yes	Apr-24
Plumbers Union Local No. 12 Pension	04-6023174 / 001	Green	Green	N/A	14	131	No	No	Aug-25
Laborers District Council Pension and Disability Trust Fund No. 2	52-0749130 / 001	Green	Yellow	N/A	10	33	No	No	Oct-25
Sheet Metal Workers Local 7, Zone 1 Pension Plan	38-6234066 / 001	Yellow	Green	Implemented	8	293	No	No	Apr-26

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Sheet Metal Workers Local 224 Pension Fund 31-6171353 / 001 Yellow Yellow Implemented 5 21 No No May-24 Plumbers and Steamfitters Local 486 Pension Fund 52-6124449 / 001 Green(2) Green N/A — 15 No No Dec-22 All other plans (10 and 15 as of December 31, 2022 and 2021, respectively) 144 70 Total Contributions $ 12,578 $ 14,318 (1) A new collective bargaining agreement has not been executed as of the date of the filing of the Company’s Annual Report. (2) Funding status based off of the prior year funding notice as the current year’s funding notice was not available prior to the filing of this Annual Report on Form 10-K. (3) Formerly the Plumbers and Pipefitters National Pension Fund. Note 17 – Management Incentive Plans The Company initially adopted the Omnibus Incentive Plan on July 20, 2016 for the purpose of: (a) encouraging the profitability and growth of the Company through short-term and long-term incentives that are consistent with the Company’s objectives; (b) giving participants an incentive for excellence in individual performance; (c) promoting teamwork among participants; and (d) giving the Company a significant advantage in attracting and retaining key employees, directors and consultants. To accomplish such purposes, the Omnibus Incentive Plan, and such subsequent amendments to the Omnibus Incentive Plan, provides that the Company may grant options, stock appreciation rights, restricted shares, RSUs, performance- based awards (including performance-based restricted shares and restricted stock units), other share based awards, other cash- based awards or any combination of the foregoing. Following the approval of the 2022 Amended and Restated Omnibus Incentive Plan, the Company will reserve 2,600,000 shares of its common stock for issuance. The number of shares issued or reserved pursuant to the Omnibus Incentive Plan will be adjusted by the plan administrator, as they deem appropriate and equitable, as a result of stock splits, stock dividends, and similar changes in the Company’s common stock. In connection with the grant of an award, the plan administrator may provide for the treatment of such award in the event of a change in control. All awards are made in the form of shares only. Service-Based Awards The Company grants service-based stock awards in the form of RSUs. Service-based RSUs granted to executives, employees, and non-employee directors vest ratably, on an annual basis, over three years and in the case of certain awards to non-employee directors, one year. The grant date fair value of the service-based awards was equal to the closing market price of the Company’s common stock on the date of grant. For both of the years ended December 31, 2022 and 2021, the Company recognized $1.6 million of stock-based compensation expense related to outstanding service-based RSUs. The following table summarizes the Company’s service-based RSU activity: Awards Weighted- Average Grant Date Fair Values Unvested at January 1, 2021 285,799 $ 6.32 Granted 127,407 11.99 Vested (144,784) 7.35 Forfeited (2,333) 8.27 Unvested at December 31, 2021 266,089 $ 8.45 Granted 184,941 8.97 Vested (146,151) 7.78 Forfeited (24,604) 9.43 Unvested at December 31, 2022 280,275 $ 9.06 95

Performance-Based Awards The Company grants performance-based restricted stock units (“PRSUs”) under which shares of the Company’s common stock may be earned based on the Company’s performance compared to defined metrics. The number of shares earned under a performance award may vary from zero to 150% of the target shares awarded, based upon the Company’s performance compared to the metrics. The metrics used for the grant are determined by the Company’s Compensation Committee of the Board of Directors and are based on internal measures such as the achievement of certain predetermined adjusted EBITDA, EPS growth and EBITDA margin performance goals over a three year period. The Company recognizes stock-based compensation expense for these awards over the vesting period based on the projected probability of achievement of the performance conditions as of the end of each reporting period during the performance period and may periodically adjust the recognition of such expense, as necessary, in response to any changes in the Company’s forecasts with respect to the performance conditions. For the years ended December 31, 2022 and 2021, the Company recognized $1.2 million and $0.9 million, respectively, of stock-based compensation expense related to outstanding PRSUs. The following table summarizes our PRSU activity: Awards Weighted- Average Grant Date Fair Values Unvested at January 1, 2021 99,500 $ 4.23 Granted 185,367 12.26 Vested — — Forfeited (4,167) 8.92 Unvested at December 31, 2021 280,700 $ 9.46 Granted 258,363 7.18 Vested — — Forfeited (41,123) 8.98 Unvested at December 31, 2022 497,940 $ 8.32 Market-Based Awards The following table summarizes our MRSU activity for the fiscal years ended December 31, 2022 and 2021: Awards Weighted- Average Grant Date Fair Values Unvested at January 1, 2021 102,500 $ 8.26 Granted — — Vested — — Forfeited — — Unvested at December 31, 2021 102,500 $ 8.26 Granted — — Vested — — Forfeited (102,500) 8.26 Unvested at December 31, 2022 — $ — The vesting of the MRSUs was contingent upon the Company’s closing price of a share of the Company's common stock on the Nasdaq Capital market, or such other applicable principal securities exchange or quotation system, achieving at least $18.00 over a period of eighty consecutive trading days during the three-year period commencing on August 1, 2018 and concluding on July 31, 2021. On September 4, 2020, the Compensation Committee of the Board of Directors of the Company approved amendments to modify the MRSUs to extend the measurement period to July 16, 2022. In addition to the market performance- based vesting condition, the vesting of such restricted stock unit was subject to continued employment from August 1, 2017 through the later of July 31, 2019 or the date on which the Compensation Committee certifies the achievement of the performance goal. The Company accounted for this amendment as a Type I modification and recognized approximately 96

$0.2 million of incremental stock-based compensation expense over 1.26 years from the modification date based on an updated Monte Carlo simulation model. These awards expired on July 16, 2022 as the MRSU award market condition was not achieved. Stock-Based Compensation Expense Total recognized stock-based compensation expense amounted to $2.7 million and $2.6 million for the years ended December 31, 2022 and 2021, respectively. The aggregate fair value as of the vest date of RSUs that vested during the years ended December 31, 2022 and 2021 was $1.3 million and $1.6 million, respectively. Total unrecognized stock- based compensation expense related to unvested RSUs which are probable of vesting amounted to $2.5 million at December 31, 2022. These costs are expected to be recognized over a weighted average period of 1.61 years. Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures: Our management carried out, as of December 31, 2022, with the participation of our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Changes in Internal Control Over Financial Reporting: There were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management’s Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d -15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. This annual report does not include an integrated audit report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to audit by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company (non-accelerated filer) to provide only management's report in this annual report. Item 9B. Other Information None. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. 97

Part III Item 10. Directors, Executive Officers and Corporate Governance The information called for by this item is incorporated herein by reference to the material under the captions “Proposal No. 1: Election of Directors - Directors and Executive Officers” and “Board of Directors and Corporate Governance” and “Security Ownership of Certain Owners and Management - Delinquent Section 16(a) Reports” (if applicable) in the Proxy Statement. The Company’s Code of Ethics, which covers all employees (including our executive officers), meets the requirements of the SEC rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002. The Code of Ethics is available on the Company’s website at https://www.limbachinc.com/investor-relations/corporate-governance/, and copies are available to stockholders without charge upon written request to the Company (attention: General Counsel) at the Company’s principal executive offices. Any substantive amendment to the Code of Ethics or any waiver of the Code granted to our executive officers will be posted on the Company’s website at https://www.limbachinc.com/investor-relations/ within five business days (and retained on the website for at least one year). Information required by Item 401 of Regulation S-K with respect to executive officers is included after Item 4 at the end of Part I of this Annual Report on Form 10-K under the caption "Information About Our Executive Officers" and is incorporated herein by reference. Item 11. Executive Compensation The information required to be disclosed by this item is incorporated herein by reference to the material under the captions “Board of Directors and Corporate Governance – Director Compensation” and “Executive Compensation” in the Proxy Statement. Additionally, we recognize that our compensation program will be subject to the forthcoming amendments to stock exchange listing standards required by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which requires that stock exchange listing standards be amended to require issuers to adopt a policy providing for the recovery from any current or former executive officer of any incentive-based compensation (including stock options) awarded during the three-year period prior to an accounting restatement resulting from material noncompliance of the issuer with financial reporting requirements. We intend to adopt such a clawback policy which complies with all applicable standards when such rules are adopted. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information called for by this item is incorporated herein by reference to the material under the captions “Security Ownership of Certain Beneficial Owners and Management” and “Equity Compensation Plan Information” in the Proxy Statement. Item 13. Certain Relationships and Related Transactions, and Director Independence The information called for by this item is incorporated herein by reference to the material under the captions “Related Person Policy and Transactions” and “Board of Directors and Corporate Governance - Director Independence” in the Proxy Statement. Item 14. Principal Accountant Fees and Services The information called for by this item is incorporated herein by reference to the material under the caption “Audit-Related Matters” in the Proxy Statement. 98

Part IV Item 15. Exhibits and Financial Statement Schedules a) Documents filed as part of this Report (1) Financial Statements. See “Index to Financial Statements” in Part II, Item 8 of this Form 10-K. (2) Financial Statement Schedules. All schedules are omitted for the reason that the information is included in the financial statements or the notes thereto or that they are not required or are not applicable. (3) Exhibits. The exhibits listed in the “Exhibits Index” are filed or incorporated by reference as part of this Form 10- K. (b) Exhibits. Exhibit Description 2.1 Agreement and Plan of Merger, dated March 23, 2016, by and among the Company, Limbach Holdings LLC and FdG HVAC LLC (“Merger Agreement”) (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-36541), filed with the U.S. Securities and Exchange Commission on March 29, 2016). 2.2 Amendment No. 1 to Agreement and Plan of Merger, dated July 11, 2016, by and among the Company, Limbach Holdings LLC and FdG HVAC LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-36541), filed with the U.S. Securities and Exchange Commission on July 13, 2016). 2.3 Amendment No. 2 to Agreement and Plan of Merger, dated July 18, 2016, by and among the Company, Limbach Holdings LLC and FdG HVAC LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-36541), filed with the U.S. Securities and Exchange Commission on July 18, 2016). 3.1 Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on July 26, 2016). 3.2 Certificate of Designation of Class A Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on July 26, 2016). 3.3 Certificate of Correction to Certificate of Designation of Class A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on August 24, 2016). 3.4 Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8- K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on September 1, 2021). 4.1 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-195695), filed with the U.S. Securities and Exchange Commission on June 27, 2014). 4.2 Warrant Agreement, dated as of July 15, 2014, by and between Continental Stock Transfer & Trust Company and 1347 Capital Corp. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-36541), filed with the U.S. Securities and Exchange Commission on July 21, 2014). 4.3 Specimen Warrant Certificate (incorporated by reference to Exhibit 4.4 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-195695), filed with the U.S. Securities and Exchange Commission on June 27, 2014). 4.4 Form of Merger Warrant issued pursuant to the Merger Agreement Certificate (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3 (File No. 333-213646), filed with the U.S. Securities and Exchange Commission on September 15, 2016). 4.5 Form of Additional Merger Warrant issued pursuant to the Merger Agreement (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3 (File No. 333-213646), filed with the U.S. Securities and Exchange Commission on September 15, 2016). 4.6 Form of CB Warrant issued pursuant to the 2019 Refinancing Agreement (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K (File No. 001-36541), filed with the SEC on April 15, 2019) 4.7 Description of Securities (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 10- K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on March 25, 2021). 10.1 Amended and Restated Registration Rights Agreement, dated as of July 20, 2016, by and among the Company and the parties named on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on July 26, 2016). 99

10.2 Amendment No. 1 to Amended and Restated Registration Rights Agreement, among the Company and the signatories thereto (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on November 14, 2016). 10.3 Amendment No. 2 to Amended and Restated Registration Rights Agreement, among the Company and the signatories thereto (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on April 17, 2017). 10.4 Credit Agreement, dated as of July 20, 2016, by and among Limbach Facility Services LLC, the Company, the guarantors from time to time party thereto, the lenders from time to time party thereto, Fifth Third Bank, The PrivateBank and Trust Company and Wheaton Bank & Trust Company, a subsidiary of Wintrust Financial Corp (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on July 26, 2016). 10.5 First Amendment to Credit Agreement, Limited Waiver and Consent, dated as of December 15, 2016, by and among Limbach Facility Services LLC, Limbach Holdings LLC, the other Guarantors partly thereto, the Lenders party thereto and Fifth Third Bank, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 10-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on April 15, 2019). 10.6 Second Amendment to Credit Agreement and Limited Waiver, dated January 12, 2018, by and among Limbach Facility Services LLC, Limbach Holdings LLC, the other Guarantors party thereto, the Lenders party thereto and Fifth Third Bank, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on January 12, 2018). 10.7 Third Amendment to Credit Agreement, dated March 21, 2018, by and among Limbach Holdings, Inc., Limbach Facility Services LLC, Limbach Holdings LLC, the other Guarantors party thereto, the Lenders party thereto and Fifth Third Bank, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on March 26, 2018). 10.8 Assumption and Supplement to Security Agreement, dated March 21, 2018, by and between Limbach Holdings, Inc. and Fifth Third Bank, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on March 26, 2018). 10.9 Fourth Amendment to Credit Agreement, dated May 15, 2018, by and among Limbach Facility Services LLC, Limbach Holdings LLC, the other Guarantors party thereto, the Lenders party thereto and Fifth Third Bank, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on May 15, 2018). 10.10 Fifth Amendment to Credit Agreement and Limited Waiver, dated as of August 13, 2018, by and among Limbach Facility Services LLC, Limbach Holdings LLC, the other Guarantors party thereto, the Lenders party thereto and Fifth Third Bank, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on August 14, 2018). 10.11 Sixth Amendment to Credit Agreement and Limited Waiver, dated as of November 30, 2018, by and among Limbach Facility Services LLC, Limbach Holdings LLC, the other Guarantors party thereto, the Lenders party thereto and Fifth Third Bank, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on November 30, 2018). 10.12 Limited, Conditional and Temporary Waiver and Amendment Related to Loan Documents, dated as of November 19, 2018 by and among Limbach Facility Services LLC, Limbach Holdings LLC, the Company, the other Guarantors party thereto, the Lenders party thereto and Fifth Third Bank, as Administrative Agent and L/C Issuer ((incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 10-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on April 15, 2019). 10.13* Limbach Holdings, Inc. Amended and Restated Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No. 333-232407) filed with the U.S. Securities and Exchange Commission on September 11, 2020). 10.14* Form of Inaugural Time-Based and Performance-Based Restricted Stock Unit Agreement for Executives (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on September 6, 2017). 10.15* Form of Long-Term Incentive (Ongoing) Time-Based and Performance-Based Restricted Stock Unit Agreement for Executives (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on September 6, 2017). 10.16* Form of Restricted Stock Unit Agreement for Non-Executive Employees (Time-Vested) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on September 6, 2017). 10.17* Form of Annual Restricted Stock Unit Agreement for Non-Employee Directors (Time-Vested) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on September 6, 2017). 100

10.18* Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on July 26, 2016). 10.19* Employment Agreement, dated as of March 23, 2016, by and between the Company and Charles A. Bacon, III (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36541), filed with the U.S. Securities and Exchange Commission on March 29, 2016). 10.20† Financing Agreement, dated as of April 12, 2019, by and among the Company, Limbach Holdings LLC, Limbach Facility Services LLC, the lenders from time to time party thereto, Cortland Capital Market Services LLC, as collateral agent and administrative agent, CB Agent Services LLC, as origination agent, and the other parties party thereto (incorporated by reference to Exhibit 10.23 to the Company's Current Report on Form 10-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on April 15, 2019). 10.21† Pledge and Security Agreement, dated as of April 12, 2019, by and among the Company, Limbach Facility Services LLC, the other Guarantors party thereto and Cortland Capital Market Services LLC, as collateral agent (incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 10-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on April 15, 2019). 10.22† ABL Credit Agreement, dated as of April 12, 2019, by and among the Company, Limbach Holdings LLC, Limbach Facility Services LLC, the other borrowers party thereto, the lenders from time to time party thereto and Citizens Bank, N.A., as collateral agent, administrative agent and origination agent (incorporated by reference to Exhibit 10.25 to the Company's Current Report on Form 10-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on April 15, 2019). 10.23† Pledge and Security Agreement, dated as of April 12, 2019, by and among the Company, Limbach Facility Services LLC, the other Guarantors party thereto and Citizens Bank, N.A., as collateral agent (incorporated by reference to Exhibit 10.26 to the Company's Current Report on Form 10-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on April 15, 2019). 10.24* Limbach Holdings, Inc. 2019 Employee Stock Purchase Plan, dated as of April 29, 2019 (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 (File No. 333-232407) filed with the U.S. Securities and Exchange Commission on June 27, 2019). 10.25* Offer Letter, dated September 29, 2019, by and between the Company and Jayme Brooks (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on September 30, 2019). 10.26* Separation Agreement, dated as of October 23, 2019, by and between the Company and John T. Jordan, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36541) filed with the U.S. Securities and Exchange Commission on October 30, 2019.) 10.27 Amendment Number One to Financing Agreement and Waiver, dated November 14, 2019, by and among Limbach Holdings, Inc., Limbach Holdings LLC, Limbach Facility Services LLC, the other Guarantors party thereto, the Lenders party thereto and Cortland Capital Market Services LLC, as Collateral Agent and Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 10-Q (File No 001-36541) filed with the U.S. Securities and Exchange Commission on November 14, 2019). 10.28 Amendment Number One to ABL Financing Agreement and Waiver, dated November 14, 2019, by and among Limbach Holdings, Inc., Limbach Holdings LLC, Limbach Facility Services LLC, the other Guarantors party thereto, the Lenders party thereto and Citizens Bank, N.A., as Collateral Agent and Administrative Agent (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 10-Q (File No 001-36541) filed with the U.S. Securities and Exchange Commission on November 14, 2019). 10.29 Offer Letter, dated May 11, 2020, between the Company and Michael M. McCann (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-36541), filed with the SEC on August 13, 2020 10.30 Credit Agreement, dated February 24, 2021, by and among Limbach Facility Services, LLC, Limbach Holdings LLC, the other Guarantors party thereto, the Lenders party thereto and Wheaton Bank & Trust Company, N.A., as Administrative Agent and L/C Issuer, Bank of the West, as Documentation Agent and M&T Bank, as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36541), filed with the SEC on February 25, 2021). 10.31 The Amended and Restated Credit Agreement, dated as of December 2, 2021, by and among Limbach Facility Services LLC, Limbach Holdings LLC, the other Guarantors party thereto, the Lenders party thereto and Wheaton Bank & Trust Company, N.A., as Administrative Agent and L/C Issuer, Bank of the West, as Documentation Agent and M&T Bank, as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36541), filed with the SEC on December 3, 2021). 10.32 Membership Interest Purchase Agreement, dated as of December 2, 2021, by and between Jake Marshal, LLC, Coating Solutions, LLC, Richard L. Pollard, Matthew S. Pollard, Limbach Holdings, Inc. and Limbach Facility Services LLC. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-36541), filed with the SEC on December 3, 2021). 21.1 Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K (File No. 001-36541), filed with the SEC on March 16, 2022). 23.1 Consent of Crowe LLP. 24.1 Power of Attorney (included on the signature page). 101

31.1 Certification of the President and Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 31.2 Certification of the Executive Vice President and Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002. 32.1 Certification of the President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 32.2 Certification of the Executive Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 101.INS XBRL Instance Document. 101.SCH XBRL Taxonomy Extension Schema Document. 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document. 101.LAB XBRL Taxonomy Extension Label Linkbase Document. 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document. 101.DEF XBRL Taxonomy Extension Definition Document. † The schedules and exhibits to this agreement have been omitted from this filing pursuant to Item 601 of Regulation S-K. The Company will furnish copies of any such schedules and exhibits to the U.S. Securities and Exchange Commission upon request. * Management contract of compensatory plan or arrangement. (c) Financial Statement Schedules. Included in Item 15(a)(2) above. Item 16. Form 10-K Summary Not applicable. 102

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. LIMBACH HOLDINGS, INC. /s/ Charles A. Bacon, III Charles A. Bacon, III President and Chief Executive Officer Date: March 8, 2023 POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles A. Bacon, III and Jayme L. Brooks and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated. Signature Title Date /s/ Charles A. Bacon, III President and Chief Executive Officer and Director March 8, 2023 Charles A. Bacon III (principal executive officer) /s/ Jayme L. Brooks Executive Vice President and Chief Financial Officer March 8, 2023 Jayme L. Brooks (principal financial and accounting officer) /s/ Gordon G. Pratt Director and Chairman March 8, 2023 Gordon G. Pratt /s/ Michael F. McNally Director March 8, 2023 Michael F. McNally /s/ Norbert W. Young Director March 8, 2023 Norbert W. Young /s/ Laurel J. Krzeminski Director March 8, 2023 Laurel J. Krzeminski /s/ Joshua S. Horowitz Director March 8, 2023 Joshua S. Horowitz /s/ Linda G. Alvarado Director March 8, 2023 Linda G. Alvarado 103

Non-GAAP Financial Measures In assessing the performance of our business, management utilizes a variety of financial and performance measures. The key measure is Adjusted EBITDA, a non-GAAP financial measure. We define Adjusted EBITDA as net income plus depreciation and amortization expense, interest expense, and taxes, as further adjusted to eliminate the impact of, when applicable, other non-cash items or expenses that are unusual or non-recurring that we believe do not reflect our core operating results. We believe that Adjusted EBITDA is meaningful to our investors to enhance their understanding of our financial performance for the current period and our ability to generate cash flows from operations that are available for taxes, capital expenditures and debt service. We understand that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report Adjusted EBITDA. Our calculation of Adjusted EBITDA, however, may not be comparable to similarly titled measures reported by other companies. When assessing our operating performance, investors and others should not consider this data in isolation or as a substitute for net income calculated in accordance with GAAP. Further, the results presented by Adjusted EBITDA cannot be achieved without incurring the costs that the measure excludes. A reconciliation of net income to Adjusted EBITDA, the most comparable GAAP measure, is provided below. We refer to our estimated revenue on uncompleted contracts, including the amount of revenue on contracts for which work has not begun, less the revenue we have recognized under such contracts, as “backlog.” Backlog includes unexercised contract options. Reconciliation of Net Income (Loss) to Adjusted EBITDA Non-GAAP Reconciliation Table ($ in thousands) Fiscal Year ended December 31 2019 2020 2021 2022 Net income (loss) ($1,775) $5,807 $6,714 $6,799 Adjustments: Depreciation and amortization 6,286 6,171 5,948 8,158 Interest expense, net 6,285 8,627 2,568 2,144 Non-cash stock-based compensation expense 1,766 1,068 2,601 2,742 Change in fair value of interest rate swap – – – (310) Loss on early termination of operating lease – – – 849 Restructuring costs¹ – – – 6,016 Change in fair value of contingent consideration – – – 2,285 Loss on early debt extinguishment 513 – 1,961 – Impairment of goodwill 4,359 – – – Change in fair value of warrant liability (588) 1,634 (14) – Severance expense – 622 – – Income tax provision (benefit) (282) 1,182 2,763 2,809 Gain on embedded derivative (388) – – – CFO transition costs 576 – – – Acquisition and other transaction costs – – 735 273 Adjusted EBITDA $16,752 $25,111 $23,276 $31,765 (1) Includes restructuring charges within our Southern California and Eastern Pennsylvania branches as well as other cost saving initiatives throughout the company.

DIRECTORS Michael M. McCann President and Chief Executive Officer Limbach Holdings, Inc. Charles A. Bacon, III President and Chief Executive Officer (Retired) Limbach Holdings, Inc. Joshua G. Horowitz Portfolio Manager/Managing Director Palm Management (US) LLC Laurel J. Krzeminski Chief Financial Officer (Retired) Granite Construction, Inc. Michael F. McNally President and Chief Executive Officer (Retired) Skanska USA Gordon G. Pratt Managing Member Fund Management Group LLC Norbert W. Young Executive Vice President Lehrer, LLC Linda G. Alvarado President and Chief Executive Officer Alvarado Construction, Inc. EXECUTIVE OFFICERS Michael M. McCann President and Chief Executive Officer Jayme L. Brooks Executive Vice President and Chief Financial Officer Jay A. Sharp President of Limbach Nick S. Angerosa President of Harper INVESTOR INQUIRIES The Equity Group Inc. Jeremy Hellman, CFA Vice President T: 212-836-9626 jhellman@equityny.com TRANSFER AGENT Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, NY 10004 T: 212-509-4000 cstmail@continentalstock.com www.continentalstock.com INDEPENDENT AUDITOR Crowe LLP 3399 Peachtree Road N.E., Suite 700 Atlanta, GA 30326-2832 T: 404-442-1600 www.crowe.com CORPORATE COUNSEL Cozen O’Connor LLP One Oxford Centre 301 Grant Street, 41st Floor Pittsburgh, PA 15219 T: 412-620-6500 https://www.cozen.com STOCK LISTING Limbach Holdings, Inc. Common Stock NASDAQ: LMB This Annual Report contains “forward-looking statements,” as that term is used in the federal securities laws. Forward-looking statements may be identified by words such as “believe,” “expect,” “objective,” “intend,” “targeted,” “plan,” “anticipate,” “project” and similar phrases. These forward-looking statements are subject to numerous assumptions, risks and uncertainties described in Limbach’s Form 10-K filled with the Securities and Exchange Commission on March 8, 2023 that may cause Limbach’s actual results to be materially different from any future results expressed or implied in such statements. Limbach cautions readers not to place undue reliance on these forward-looking statements, which speak only as of April 28, 2023, the date of this Annual Report. Limbach undertakes no obligation, and specifically disclaims any obligation, to release any revision to any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events. ANNUAL MEETING OF STOCKHOLDERS The 2023 Annual Meeting of Stockholders will be held in a virtual-only format on Thursday, June 22, 2023 at 9:00 a.m. EDT. 797 Commonwealth Drive Warrendale, PA 15086 limbachinc.com